I.C. Isaacs & Company, Inc.

AAL

06037978

P.E. 12-31-05

* I.C. Isaacs & Company, Inc.

Annual Report to Stockholders
for the year ended December 31, 2005
on SEC Form 10-K, as amended

and

Report on SEC Form 10-Q
For the Period Ended March 31, 2006

I.C. Isaacs & Company, Inc.

Licensee of
MARITHÉ + FRANCOIS GIRBAUD

Peter Rizzo
Chairman and CEO

Dear stockholders,

The 2005 fiscal year was a pivotal and transformational period for our company. It marked the conclusion of our company's two-year turnaround effort. We have finished shedding our company of what proved to be a rather difficult legacy and have comprehensively addressed nearly every component of the company's management, infrastructure and distribution over the past two years. We are encouraged with our considerable progress.

Perhaps our biggest accomplishment and the most significant influence in Isaacs' success this past year, is that we have become a more disciplined company while strengthening the foundation of the Girbaud brand. Our goal since 2004 has been to drive net income and profitability by doing everything possible to keep costs down, all while realigning the company's management. Each of our choices in personnel, expense reductions and capital investments has enhanced our corporate culture and will enable us to become more competitive in 2006 and beyond.

I have always believed that the best approach to any business is to have good people, to provide them with an "esprit de corps" to be successful, and then allow them to compete freely. This process is paying off as the dramatic improvements to both our management team and operating infrastructure have allowed us to deliver much improved product to our retailers in a timely manner, and have significantly enhanced both our financial and operational visibility. These actions have greatly benefited both retailers and investors alike. Our retailers have seen their margins rise due to quicker inventory turns and better sell-thru of our product. Our investors have seen our share price climb from the low of $0.39 in early 2004 to slightly below $5.00 in 2005. At the beginning of May 2006, we traded in a range of $5.75.

We are excited by our new business initiatives and believe our opportunity for growth is twofold. The first step is to appropriately and effectively leverage nearly forty years of brand equity, which can provide us with a strong competitive advantage and sustainable long-term profitability. The second step is to look for new platforms for growth, whether organic or through acquisition. We believe that I.C. Isaacs is entering a new stage of development and that our operating platform is solid and capable of not only growing our existing business, but also directing the development of new business initiatives.

I.C. ISAACS & COMPANY, INC.
3840 BANK STREET • BALTIMORE, MD 21224-2522 • 410-342-8200 • 410-276-4087 FAX
475 10TH AVENUE, 9TH FLOOR • NEW YORK, NY 10018 • 646-459-2600 • 646-459-2633 FAX

I.C. Isaacs & Company, Inc.

Licensee of
MARITHÉ + FRANCOIS GIRBAUD

Since my arrival two and a half years ago, we have all worked passionately to strengthen the foundation of the Girbaud brand and the Isaacs management team. Our efforts are paying off. In fiscal 2005, we improved our gross margins 260 basis points to 41.1% and, excluding a one-time settlement charge, grew our diluted earnings per share 33% over the prior year period. Our strong operational and financial performance in the first quarter of fiscal 2006 leads us to believe that 2006 will be another great year for our business. We believe this is the best time in our company's history to take advantage of numerous opportunities to move our business to the next level. We are an organization comprised of passionate, competitive individuals who are working diligently to increase our brand awareness and make Isaacs a leader in the young contemporary category.

In closing, I would like to thank our employees located in New York City, Baltimore, Maryland, and Milford, Delaware for their outstanding performance and unwavering dedication to improving our company's operating results. While we celebrate our success in 2005, we are even more proud of the strong platform we have built for future growth. In our view, the best is yet to come.

Sincerely,

Peter J. Rizzo

I.C. ISAACS & COMPANY, INC.
3840 BANK STREET • BALTIMORE, MD 21224-2522 • 410-342-8200 • 410-276-4087 FAX
475 10TH AVENUE, 9TH FLOOR • NEW YORK, NY 10018 • 646-459-2600 • 646-459-2633 FAX

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File No. 0-23379

I.C. ISAACS & COMPANY, INC.

(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	**52-1377061** (IRS employer identification no.)
3840 Bank Street, Baltimore, Maryland (Address of principal executive office)	**21224-2522** (Zip code)

Registrant's telephone number, including area code: **(410) 342-8200**

Securities Registered Pursuant to Section 12(b) of the Act:

None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Class:

Common Stock, $.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark if Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter, at June 30, 2005, was approximately $40,565,000 based on the average closing price of the Common Stock as reported by the OTC Bulletin Board on that day. Solely for purposes of the foregoing calculation all of the Registrant's directors and officers are deemed to be affiliates. The Registrant does not have outstanding any non-voting common stock.

As of March 30, 2006, 11,996,485 shares of Common Stock were outstanding.

Document Incorporated by Reference

None

I.C. ISAACS & COMPANY, INC.

FORM 10-K

TABLE OF CONTENTS

"I.C. Isaacs" and "I.G. Design" are trademarks of I.C. Isaacs & Company, Inc. All other trademarks or service marks, including "Girbaud" and "Marithé and Francois Girbaud", appearing in this Annual Report on Form 10-K are the property of their respective owners and are not the property of the Company.

The various companies that hold and license the Girbaud trademarks, and that engage in the design and licensing of Girbaud branded apparel, as well as the affiliates and associates of those companies, are hereinafter collectively referred to as "Girbaud."

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management, including the Company's belief regarding the prominence of branded, licensed apparel, in general, and the Girbaud brand, in particular, in the Company's future, its expectations regarding the renewal of its licenses for men's and women's sportswear and jeanswear by Girbaud, and its expectations that substantially all of its net sales will come from sales of Girbaud apparel, the Company's beliefs regarding the relationship with its employees, the conditions of its facilities, number of manufacturers capable of supplying the Company with products that meet the Company's quality standards, the Company's beliefs regarding its ordering flexibility as a result of transferring production to Asia, and the basis on which it competes for business, the Company's environmental obligations and its expectations regarding the Company's product offerings. Words such as "believes," "anticipates," "expects," "intends," "plans," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Such statements are forward-looking statements which are subject to a variety of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the following risks and uncertainties (i) changes in the marketplace for the Company's products, including customer tastes, (ii) the introduction of new products or pricing changes by the Company's competitors, (iii) changes in the economy, and (iv) termination of one or more of its agreements for use of the Girbaud brand name and images in the manufacture and sale of the Company's products. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this Annual Report on Form 10-K, whether as a result of new information, future events or circumstances or otherwise.

Access to Company Reports

Investors may read and copy any document that the Company files under the Securities and Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) at the Securities and Exchange Commission (SEC) Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition, the SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers that can be accessed electronically. The Company maintains a website at www.icisaacs.com that contains some of the more recent (but not all of the) 10-K, 10-Q and 8-K reports about the Company that may be found at the SEC's website.

PART I

ITEM 1. BUSINESS

Introduction

I.C. Isaacs & Company, Inc. ("Isaacs"), together with its predecessors and subsidiaries, including I.C. Isaacs & Company L.P. (the "LP"), and Isaacs Design, Inc. (collectively the "Company") is a designer and marketer of branded jeanswear and sportswear. Founded in 1913, the Company offers collections of men's and women's jeanswear and sportswear under the Marithé and François Girbaud designer brand ("Girbaud brand" or "Girbaud branded") in the United States and Puerto Rico. The Girbaud brand is an internationally recognized designer label with a distinct European influence. Sales of Girbaud branded products accounted for all of the Company's net sales in 2005 and 2004.

Products

The Company has positioned its Girbaud branded line with a broad assortment of products, styles and fabrications reflecting a contemporary European look. The Company markets a full collection of men's jeanswear and sportswear under the Girbaud brand, including a broad array of bottoms, tops and outerwear. The Company also offers a women's sportswear collection under the Girbaud brand, which also includes a wide assortment of bottoms, tops and outerwear. These collections are targeted to consumers who are seeking quality, fashionable products at competitive prices. Girbaud is an internationally recognized designer brand. The Company markets innovative European-inspired men's and women's jeanswear and sportswear collections under the Girbaud brand. The Company's Girbaud branded collections include full lines of bottoms consisting of jeans and casual pants in a variety of fabrications, including denim, stretch denim, cotton twill and nylon, cotton t-shirts, polo shirts, knit and woven tops, sweaters, outerwear and leather sportswear. Reflecting contemporary European design, each of these collections is characterized by innovative styling and fabrication and is targeted to consumers ages 16 to 40. Estimated retail prices range from $29 to $39 for t-shirts, $49 to $100 for tops and bottoms, $60 to $128 for sweaters and $80 to $300 for outerwear.

Customers and Sales

The Company's products are sold in approximately 2,100 specialty stores, specialty store chains and department stores. The Company's Girbaud brand products are sold and marketed domestically under the direction of a 16 person sales force headquartered in New York. The Company uses both sales representatives and distributors for the sale of its products. Sales representatives include employees of the Company as well as independent contractors. Each of the Company's non-employee sales representatives has an agreement with the Company pursuant to which the sales representative serves as the sales representative of specified products of the Company within a specified territory. The Company does not have long-term contracts with any of its customers. Instead, its customers purchase the Company's products pursuant to purchase orders and are under no obligation to continue to purchase the Company's products.

The Company began marketing men's sportswear under the Girbaud brand in early 1998 and introduced a women's sportswear collection under the Girbaud brand in the second quarter of 1998. The Company's Girbaud men's products are sold to approximately 1,650 stores in the United States and Puerto Rico, including major department stores such as Federated Department Stores, Dayton Hudson, Dillards, Belk Stores and Bon Ton Stores (formerly Carson Pirie Scott), and many prominent specialty stores. The Company's Girbaud women's line is sold to approximately 450 stores. None of the Company's customers accounted for 10% or more of sales in 2005 or 2004. As of December 31, 2005 and 2004, the Company had one customer that represented 11.4% and 13.1% of accounts receivable, respectively.

Design and Merchandising

The Company's designers and merchandisers are provided with the Girbaud collections from Europe twice a year and they collaborate with Marithé and François Girbaud and their staff in the development of the Company's Girbaud branded product lines for sale in the United States. Merchandisers also regularly meet with sales management to gain additional market insight and further refine the products to be consistent with the needs of each of the Company's markets. The Company's in-house design and product development is carried out by merchandising departments in New York. Many of the Company's products are developed using computer-aided design equipment, which allows designers to view and easily modify images of a new design. The Company currently has 15 people on the design staff in New York City. Design expenditures were approximately $3.6 million in 2005 and $3.1 million in 2004.

Advertising and Marketing

The Company communicates and reinforces the brand and image of its Girbaud products through creative and innovative advertising and marketing efforts. The Company's advertising and marketing strategies are directed by its New York sales office and developed in collaboration with advertising agencies and with Girbaud's European offices and Paris advertising agency. The Company's advertising strategy is geared toward its youthful and contemporary consumers, whose lifestyles are influenced by music, sports and fashion. Its advertising campaigns have evolved from trade magazines to a wide variety of media, including billboards, fashion magazines and special events. In 2005 and 2004, the Company continued to utilize advertising media to promote its products at moderate levels of spending. The Company's advertising and promotional expenditures were approximately $1.6 million, or 1.9% of net sales, in 2005 and $1.8 million, or 2.2% of net sales, in 2004.

Product Sourcing

General

The manufacturing and sourcing of the Company's products in 2005 was predominately done by foreign independent contractors. Each of the Company's independent contractors and independent buying agents has an agreement with the Company whereby it performs manufacturing or purchasing services for the Company on a non-exclusive basis. The Company evaluates its contractors frequently and believes that there are a number of manufacturers capable of producing products that meet the Company's quality standards. The Company's production requirements account for a significant portion of many of its contractors' production capacity. The Company has the ability to terminate its arrangements with each of its contractors at any time. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales which could adversely affect operating results.

Asia and Africa

Virtually all of the Company's sportswear products other than t-shirts are produced by approximately 17 different manufacturers in nine countries in Asia and 2 manufacturers in Africa. During 2005, three of the Company's Asian contractors accounted for approximately 42%, 8% and 4%, respectively, of the Company's total unit production and its two African contractors accounted for approximately 9% of the Company's total unit production. The Company has well established relationships with many of its contractors; however, it is not bound by any long term contracts or minimum purchase agreements. The Company retains independent buying agents in various countries in Asia and Africa to assist in selecting and overseeing independent manufacturers, sourcing fabric, trim and other materials and monitoring quotas. Independent buying agents also perform quality control functions on behalf of the Company, including inspecting materials and manufactured products prior to accepting delivery. The sourcing and merchandising staffs in the Company's New York offices oversee Asian and African fabric and product development, apparel manufacturing, price negotiation and quality control, as well as the research and development of new Asian sources of supply. Asian and African production represented approximately 72% and 9% of the Company's total unit production in 2005 respectively. Purchasing from these contractors requires the Company to estimate sales and issue purchase orders for inventory well in advance of receiving firm orders from its customers. A risk to the Company is that its estimates may differ from actual orders. If this happens, the Company may miss sales because it did not order enough, or it may have to sell excess inventory at reduced prices.

The Company seeks to achieve the most efficient means for the timely delivery of its high quality products. With rare exceptions, the Company does not purchase fabrics but instead negotiates a finished garment price from its contractors in Asia. All of the Company's products manufactured abroad are paid for in United States dollars. Accordingly, the Company does not engage in any currency hedging transactions.

United States and Mexico

The Company utilizes a supplier in Mexico to provide both full service packaging services for finished T-shirts and to drop ships T-shirt blanks directly to various independent contractors within the United States to be screen printed, embroidered or both, before being sent to the Company as a finished product to fulfill orders. T-shirt production represented approximately 19% of the Company's total unit production in 2005. During 2005, one of the Company's domestic contractors accounted for approximately 16% of the Company's total unit production. The Company also utilizes two other factories in Mexico to produce sportswear products other than t-shirts which represents approximately 2% of its total unit production.

Warehousing and Distribution

The Company services its United States customers utilizing a 70,000 square foot Company-owned and operated distribution center in Milford, Delaware. The Company has established a computerized "Warehouse Management System" with real-time internal tracking information and the ability to provide its customers with electronically transmitted "Advance Shipping Notices." The accuracy of shipments is increased by the ability to scan coded garments at the packing operation. This process also provides for computerized routing and customer invoicing. The vast majority of shipments are handled by UPS, common carriers or parcel post.

Quality Control

The Company's quality control program is designed to ensure that all of the Company's products meet its high quality standards. Visits are made by the Company's agents to outside contractors to ensure compliance with the Company's quality standards. Audits are also performed by quality control personnel at the Milford, Delaware distribution center on all categories of incoming merchandise.

All garments produced for the Company must be produced in accordance with the Company's specifications. The Company's import quality control program is designed to ensure that the Company's products meet its high quality standards. The Company monitors the quality of fabrics prior to the production of garments and inspects prototypes of products before production runs are commenced. In some cases, the Company requires its agents or manufacturers to submit fabric to an independent outside laboratory for testing prior to production. The Company requires each agent to perform both in-line and final quality control checks during and after production before the garments leave the contractor. Personnel from the Company's New York office also visit factories to conduct these inspections.

Backlog and Seasonality

The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. Historically, the Company has taken greater markdowns of its inventory sell-offs in the second and fourth quarters. The Company generally receives orders for its products up to five months prior to the time the products are delivered to stores. The backlog of orders at any given time is affected by a number of factors, including seasonality, weather conditions, scheduling of manufacturing and shipment of products. As the time of the shipment of products may vary from year to year, the results for any particular quarter may not be indicative of the results for the full year. The Company had unfilled orders of $17.4 million at December 31, 2005 compared to $27.4 million at December 31, 2004. The planned exit from women's urban department stores, combined with the exit from various underperforming men's department stores as well as the timing of inventory receipts and shipments of orders is reflected in the reduced order backlog.

Licenses and Other Rights Agreements

Girbaud Domestic Licenses

In November 1997, the Company entered into an exclusive license agreement (the "Girbaud Men's Agreement") with Girbaud Design, Inc. and its affiliate Wurzburg Holding S.A. ("Wurzburg") to manufacture and market men's jeanswear, casualwear and outerwear under the Girbaud brand and certain related trademarks (the "Girbaud Marks") in all channels of distribution in the United States, including Puerto Rico and the U.S. Virgin Islands. In March 1998, the Girbaud Men's Agreement was amended and restated to include active influenced sportswear as a licensed product category and to name Latitude Licensing Corp. as the licensor ("Latitude"). Also in March 1998, the Company entered into an exclusive license agreement (the "Girbaud Women's Agreement" and, together with the Girbaud Men's Agreement, the "Girbaud Agreements") with Latitude to manufacture and market women's jeanswear, casualwear and outerwear, including active influenced sportswear, under the Girbaud Marks in all channels of distribution in the United States, including Puerto Rico and the U.S. Virgin Islands. The Girbaud Agreements, as amended, include the right to manufacture the licensed products in a number of foreign countries through 2007.

The terms of the Girbaud Agreements will expire at the end of 2007. The Company has the option to extend the terms of either or both of the Girbaud Agreements through the end of 2011. The Girbaud Agreements generally allow the Company to use the Girbaud Marks on apparel designed by or for the Company or based on designs and styles previously associated with the Girbaud brand, subject to quality control by Latitude over the final designs of the products, marketing and advertising material and manufacturing premises. The Girbaud Agreements provide that they may be terminated by Latitude upon the occurrence of certain events, including, but not limited to, a breach by the Company of certain obligations under the agreements that remain uncured following certain specified grace periods.

Under the Girbaud Men's Agreement as amended the Company is required to make royalty payments to Latitude in an amount equal to 6.25% of the Company's net sales of regular licensed merchandise and 3.0% in the case of certain irregular and closeout licensed merchandise. The Company is obligated to pay the greater of actual royalties earned or minimum guaranteed annual royalties of $3,000,000 through 2007. On a monthly basis during the term, the Company is obligated to pay 8.3% of the minimum guaranteed royalties for that year. On a quarterly basis during the term, the Company is required to pay the amount that the actual royalties exceed the total minimum guaranteed royalties for that quarter. The Company is required to spend the greater of an amount equal to 3% of Girbaud men's net sales or a minimum of $500,000 in advertising and related expenses promoting the men's Girbaud brand products in each year through the term of the Girbaud men's agreement. The Company has agreed to increase the minimum annual amount of these expenditures under the Girbaud Men's Agreement by $200,000 in each of the years 2007, 2008 and 2009 in order to, among other things, facilitate and support a repositioning of the Girbaud brand for better store distribution.

Under the Girbaud Women's Agreement as amended, the Company is required to make royalty payments to Latitude in an amount equal to 6.25% of net sales of regular licensed merchandise and 3.0% of certain irregular and closeout licensed merchandise. The Company is obligated to pay the greater of actual royalties earned or minimum guaranteed annual royalties of $1,500,000 through 2007. On a monthly basis during the term, the Company is obligated to pay 8.3% of the minimum guaranteed royalties for that year. On a yearly basis, the Company is required to pay the amount that the actual royalties exceed the total minimum guaranteed royalties for that year. The Company is required to spend the greater of an amount equal to 3% of Girbaud women's net sales or a minimum of $400,000 in advertising and related expenses promoting the women's Girbaud brand products in each year through the term of the Girbaud Women's

Agreement. The Company has agreed to increase the minimum annual amount of these expenditures under the Girbaud Women's Agreement by $200,000 in each of the years 2007, 2008 and 2009 in order to, among other things, facilitate and support a repositioning of the Girbaud brand for better store distribution. In addition, over the term of the Girbaud Women's Agreement the Company is required to contribute $190,000 per year to Latitude's advertising and promotional expenditures for the Girbaud brand.

During each of the six years ended December 31, 2005, the amounts of advertising and related expenses incurred by the Company in marketing the Girbaud brand products were less than the amounts required under the agreements. In each of the various amendments to the men's and women's license agreements which were executed in 2002 – 2004, Latitude and the Company confirmed to one another that neither party was in default to the other in the performance of any of the obligations owed by either of them to the other. On March 29, 2006, Latitude also waived the Company's failure to spend the minimum amounts required under the men's and women's license agreements in 2005.

The Company is obligated to pay a minimum of $6.5 million during 2006 in the form of minimum royalty payments, fashion show and advertising and promotional expenses pursuant to the Girbaud Agreements and in subordinated note payments. In 2006, the Company expects that substantially all of its net sales will come from apparel manufactured under the licenses granted pursuant to the Girbaud Agreements.

In connection with the refinancing of the Company's credit facility in December 2004, Latitude and the Company agreed to defer approximately $2.3 million of the 2004 minimum and additional royalty payments to 2005. In 2005, all 2004 deferred royalty payments were paid in full and all 2005 royalty payments were paid when they became due. In 2005, the Company made royalty payments of $7.1 million.

Licensor Ownership

In 2002, Textile Investment International S.A. ("Textile"), an affiliate of Latitude, acquired 666,667 shares of common stock, preferred stock which it converted into 3,300,000 shares of common stock and a note payable issued by the Company, from a former licensor. As a result of those transactions, Textile and Wurzburg (which owned 582,500 shares of the Company's common stock prior to the transactions) own approximately 38% of the common stock of the Company outstanding as of the date of filing of this Report.

Credit Control

The Company manages its own credit and collection functions and has never used a factoring service or outside credit insurance. The Company sells to approximately 1,100 accounts throughout the United States and Puerto Rico. All of the functions necessary to service this large volume of accounts are handled by the Company's in-house credit department in Baltimore, Maryland. The Company extends credit to its customers. Accordingly, the Company may have significant risk in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to minimize exposure to credit losses. The Company currently employs three people in its credit department and believes that managing its own credit gives it unique flexibility as to which customers the Company should sell and how much business it should do with each. The Company obtains and periodically updates information regarding the financial condition and credit histories of customers. The Company's collection personnel evaluate this information and, if appropriate, establish a line of credit. Credit personnel track payment activity for each customer using customized computer software and directly contact customers with receivable balances outstanding beyond 30 days. If these collection efforts are unsuccessful, the Company may discontinue merchandise shipments until the outstanding balance is paid. Ultimately, the Company may engage an outside collection organization to collect past due accounts. Timely contact with customers has been effective in minimizing the Company's credit losses.

Competition

The apparel industry is highly competitive and fragmented. The Company competes against numerous apparel brands and distributors.

Principal competitive factors include:

- developing quality products with consistent fits, finishes, fabrics and style;
- anticipating and responding to changing consumer demands in a timely manner;
- Providing compelling value in our products for the price;
- continuing to generate competitive margins and inventory turns for our retail customers by providing timely delivery; and
- providing strong effective marketing support.

The Company believes its competitive strengths lie in the quality of its design and its ability to provide compelling value for products.

Management Information Systems

The Company believes that information processing is essential to maintaining its competitive position. The Company's systems provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, selling, production and distribution functions of the Company's business. The Company's software programs allow it to track, among other things, orders, production schedules, inventory and sales of its products. The programs include centralized management information systems, which provide the various operating departments with financial, sales, inventory and distribution related information. The Company is able to ship orders received via electronic data interchange, from inventory on hand, to certain customers within 24 to 72 hours from the time of order receipt.

Employees

As of the date of filing of this Report, the Company had approximately 110 full-time employees. The Company is not a party to any labor agreements, and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be good and has not experienced any material interruption of its operations due to labor disputes.

Environmental Matters

The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes) or (ii) impose liability for the costs of clean up or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. Certain of the Company's operations routinely involve the handling of chemicals and waste, some of which are or may become regulated as hazardous substances. The Company has not incurred any significant expenditures or liabilities for environmental matters. Although the Company believes that its environmental obligations will not have a material adverse effect on its financial condition or results of operations, environmental compliance matters are subject to inherent risks and uncertainties.

ITEM 1A. RISK FACTORS

An investment in the Company's common stock involves risks. Investors should read and carefully consider the following risk factors in addition to all other information in this Report before making an investment in the Company's common stock.

Because the Company has a history of losses and fluctuating operating results, it can not assure prospective investors that it will operate profitably or will generate positive cash flow in the future.

Although the Company has operated profitably since the end of 2003, that has not always been the case. During the five year period ended December 31, 2003, it incurred aggregate losses of approximately \$37,000,000. The Company's operating results in the future may be subject to significant fluctuations due to many factors not within the Company's control, such as demand for the Company's products, and the level of competition and general economic conditions.

If the Company fails to identify and respond appropriately to changing consumer demands and fashion trends, consumer acceptance of its products could be adversely affected and that could have a material adverse effect on the Company's financial condition and results of operations.

The apparel industry is highly competitive, fragmented and subject to rapidly changing consumer demands and preferences. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the Girbaud brand name. The Company competes with numerous apparel manufacturers and distributors, many of which have greater financial resources than it possesses. The Company's products also compete with a substantial number of designer and non-designer lines. Although the level and nature of competition differ among the Company's product categories, the Company believes that it competes primarily on the basis of brand image, quality of design and value pricing. Increased competition by existing and future competitors could result in reductions in sales or prices of the Company's products, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, there is no assurance that it will be able to introduce competitive lines of Girbaud branded or other products or that such products will achieve market acceptance. The apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's financial condition or results of operations.

The Company is completely dependent upon licenses granted to it by an affiliate of the Company's controlling stockholders for all of the revenues that it generates. The Company's inability to renew those licenses upon terms that it would consider to be commercially reasonable could place it in a materially adverse position financially and operationally.

The Company's business is completely dependent upon the Company's use of the Girbaud brand names and images, which are in turn dependent upon the existence and continuation of two license agreements granted to it by Latitude. Latitude is an affiliate of Wurzburg and Textile. Those two companies, which are wholly owned by François Girbaud and Marithé Bachellerie, collectively own approximately 38% of the Company's common stock. The Company's licenses for use of the Girbaud brand names and images are limited to certain specified products in the United States, Puerto Rico and the U.S. Virgin Islands, extend through December 31, 2007, and may be renewed through December 31, 2011. There can be no assurance that the Company will be able to retain the right to use the Girbaud brand names and images or enter into comparable arrangements upon the expiration of the current agreements. In addition, each of the Company's Girbaud license agreements contains provisions that, under certain circumstances (not all of which are under the Company's control), could permit Latitude to terminate the agreements. Such provisions include, among other things (i) a default in the payment of certain amounts payable under the applicable agreement that continues beyond the specified grace period and (ii) the failure to comply with the covenants contained in the applicable agreement. Any termination of these agreements would result in loss of the Company's rights to use the Girbaud brand names and images and would have a material adverse effect on the Company's financial condition and results of operations.

Because the Company extends credit to its customers, it is subject to the risks inherent in ordering and paying for goods before it receives any payment for them.

The Company extends credit to its customers based on an evaluation of each customer's financial condition and credit history and, due to growth, continues to experience increases in the amount of the Company's outstanding accounts receivable. In 2005 and 2004, the Company's provision for doubtful accounts were $1.0 million and $0.4 million, respectively, and as a percentage of net sales were 1.2% and 0.5%, respectively. Its accounts receivable write-offs as a percentage of net sales during each of those periods were 0.8% and 0.3%, respectively. There can be no assurance that the Company's credit losses will continue at these levels. The failure to accurately assess the credit risk from the Company's customers, changes in overall economic conditions and other factors could cause the Company's credit losses to increase, which could have a material adverse effect on the Company's financial condition or results of operations.

The Company's dependence on unaffiliated manufacturers for the production of all of the products that it sells makes it susceptible to financial and customer-related problems that could arise from shipment delays and product quality issues.

All of the Company's manufacturing and sourcing needs are currently met through domestic and foreign independent contractors. The Company currently contracts with approximately 20 manufacturers in 11 countries. The Company does not have long-term contracts with any manufacturers and most of those manufacturers supply the Company on a non-exclusive basis pursuant to purchase orders. During 2005 and 2004, approximately 81% of the Company's total unit production came from Asia and Africa, and approximately 19% of the Company's total unit production came from the US and Mexico. The inability of a manufacturer to ship the Company's products in a timely manner or to meet the Company's quality standards could adversely affect the Company's ability to deliver products to its customers in a timely manner. Delays in delivery caused by manufacturing delays, disruption in services of delivery carriers or other factors could result in cancellations of orders, refusals to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's financial condition or results of operations.

The Company's complete reliance on foreign sourcing of its goods also subjects it to financial and customer-related problems that could arise from trade disputes and disruptions in the countries in which the Company's contractors are located.

The Company's operations may be affected adversely by political instability resulting in the disruption of trade with the countries in which its contractors are located, the imposition of additional regulations relating to imports, the imposition of additional duties, tariff and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. Such factors have not previously had a material adverse effect on the Company's financial condition or results of operations but there can be no assurance that such will remain the case in the future.

The Company's imported products are subject to United States customs duties, which comprise a material portion of the cost of the merchandise. A substantial increase in customs duties could have a material adverse effect on its financial condition or results of operations. The United States or the countries in which the Company's products are produced may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's financial condition or results of operations.

The Company's policy is to notify the Company's independent manufacturers through the Company's agents of the expectation that such manufacturers operate in compliance with applicable laws and regulations. While the Company's policies promote ethical business practices and the Company's staff periodically visits and monitors the operations of its independent manufacturers, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States could have a material adverse effect on the Company's financial condition or results of operations.

The seasonality of the Company's business, periodic changes in customer tastes and quarterly fluctuations in the Company's sales require it to make predictions about consumer demands for the Company's products that can turn out to be wrong. The Company's financial condition can be materially adversely affected when that occurs.

The Company's business is subject to significant seasonal and quarterly fluctuations that are characteristic of the apparel and retail industries. The Company's backlog of orders and overall results of operations may fluctuate from quarter to quarter as a result of, among other things, variations in the timing of product orders by customers, weather conditions that may affect purchases at the wholesale and retail levels, the amount and timing of shipments, advertising and marketing expenditures and increases in the number of employees and overhead to support growth. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. Historically, the Company has taken greater markdowns in the second and fourth quarters. Errors by the Company in predicting customer acceptance or consumer demand for its products might result in significant unrecoupable expenditures on inventory that could materially adversely affect the Company's financial condition or its operating results.

Because the Company is effectively controlled by two stockholders affiliated with the Company's licensor, it may be difficult for the Company's other investors to influence or implement changes in governance and control of the company.

Würzburg and Textile, both of whom are affiliated with Latitude, the company that has licensed the Company's use of the Girbaud trademarks, brand names and images, beneficially own an aggregate of approximately 38% of the Company's outstanding common stock. Such concentration of ownership, together with the anti-takeover effects of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "Restated By-laws"), may have the effect of delaying or preventing a change in control of the company.

Various anti-takeover provisions of the Company's Restated Certificate of Incorporation and Restated By-laws may impact upon an investor's ability to maximize his investment in the Company's common stock.

The Company's Restated Certificate and Restated By-laws include provisions that may have the effect of discouraging a non-negotiated takeover of the company and preventing certain changes of control. These provisions, among other things (i) permit the Company's Board of Directors, without further stockholder approval, to issue up to 5.0 million shares of preferred stock with rights and preferences determined by the Board of Directors at the time of issuance, (ii) require a 66.7% vote of the Company's stockholders to approve any amendment, addition or termination of the Restated By-laws and (iii) restrict the ability of stockholders to call special meetings of the stockholders, nominate individuals for election to the Board of Directors or submit stockholder proposals. The provisions of the Restated Certificate and the Restated By-laws might, therefore, have the effect of inhibiting stockholders' ability to realize the maximum value for their shares of common stock that might otherwise be realized because of a merger or other event affecting the control of the company.

The Company's stock may be a penny stock. Trading of the Company's stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell the Company's stock.

Although the price of the Company's stock has recently traded above $5.00 per share, during most of the past several years, the Company's stock has fallen within the SEC's definition of a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As of the date of filing of this Report, the Company's securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company's securities. The Company believes that, in the past, the penny stock rules have discouraged investor interest in and have limited the marketability of the Company's common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell the Company's stock.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy the Company's common stock, which may limit your ability to buy and sell the Company's stock and have an adverse effect on the market for the Company's shares.

Trading on the OTC Bulletin Board may be sporadic because it is not a stock exchange, and stockholders may have difficulty reselling their shares.

The Company's common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the Company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like the New York Stock Exchange.

Investors may experience dilution of their ownership interests and the Company's stock price may be adversely affected due to its future issuance of common or preferred stock, or securities that are convertible into, exchangeable for or exercisable for shares of common or preferred stock.

The Company may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interests of its present stockholders. The Company is currently authorized to issue 50 million shares of common stock and 5 million shares of preferred stock with such designations, preferences and rights as may be determined by the Company's board of directors. As of the date of filing of this Report, 11,996,485 shares of common stock were outstanding. In addition, the Company reserved:

- 2,200,000 shares of common stock for issuance pursuant to the Company's Amended and Restated Omnibus Stock Plan, of which 655,433 shares have been issued, 1,174,167 shares underlying outstanding options and 370,400 shares remain available for future grants, and

- 450,000 shares of common stock for issuance pursuant to the Company's 2005 Non-Employee Directors Stock Option Plan, none of which have been issued and options to purchase 120,000 shares are outstanding.

The potential issuance of additional shares of the Company's common and preferred stock, as well as securities convertible into, exchangeable for or exercisable for shares of the Company's common or preferred stock, may create downward pressure on the trading price of the Company's common stock. The Company may also issue additional shares of common stock or other securities that are convertible into, exchangeable for or exercisable for common or preferred stock in connection with the hiring of personnel, future acquisitions, future issuances of the Company's securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of the Company's common or preferred stock, or the perception that sales could occur, could have a material adverse effect on the price of the Company's common stock.

ITEM 1B UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Certain information concerning the Company's principal facilities is set forth below:

Location	Leased or Owned	Use	Approximate Area in Square Feet
Baltimore, MD	Owned	Administrative Headquarters and Office Facilities	40,000
New York, NY	Leased	Management, Sales, Merchandising, Marketing and Sourcing	13,500
Milford, DE	Owned	Distribution Center	70,000

The Company believes that its existing facilities are well maintained and in good operating condition. See "ITEM 1. Business—Warehousing and Distribution".

ITEM 3. LEGAL PROCEEDINGS

On February 14, 2006, without admitting or denying any liability, the Company settled the arbitration proceedings commenced against it and its wholly owned subsidiary, I.C. Isaacs & Company, L.P. (the "L.P.") by a former executive. Pursuant to the settlement, the Company paid the sum of $1.75 million in February 2006 and recorded this settlement as a charge to expense in the fourth quarter of 2005.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2005, there were no matters submitted to a vote of the Company's stockholders.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The market for the Company's common stock is not an exchange but is the OTC Bulletin Board, an established quotation service regulated by the National Association of Securities Dealers. As of the date of filing of this Report, the Company had approximately 1,000 beneficial holders of its common stock.

Shares of the Company's common stock are traded on the OTC Bulletin Board under the ticker symbol "ISAC.OB". The reported last sale price of the common stock on the OTC Bulletin Board on March 28, 2006 was $4.95. The table below sets forth the high and low bid prices of the Company's common stock for the periods indicated, as quoted by the OTC Bulletin Board Research Service. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

Quarter Ended	High	Low	High	Low
	2005		2004	
March 31	$8.33	$3.98	$1.01	$0.70
June 30	$8.00	$5.50	$1.35	$0.36
September 30	$6.95	$5.13	$3.60	$1.07
December 31	$5.25	$4.00	$4.55	$2.65

The Company anticipates that all of its earnings will be retained for the foreseeable future for use in the operation of its business. Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, restrictions in its credit facilities and other factors deemed relevant by the Board of Directors.

On May 15, 1997, the Board of Directors of the Company and the Company's stockholders adopted the 1997 Omnibus Stock Plan (the "Plan"). The Plan was amended and restated pursuant to authority granted by the Company's stockholders at the 2003 annual meeting of stockholders to increase the shares of Common Stock that may be issued with respect to awards granted under the Plan to an aggregate of 2.2 million shares. The Plan is administered by the Compensation Committee of the Board of Directors. Participation in the Plan is open to all employees, officers, directors and consultants of the Company or any of its affiliates, as may be selected by the Compensation Committee from time to time. The Plan allows for stock options, stock appreciation rights, stock awards, phantom stock awards and performance awards to be granted. The Compensation Committee will determine the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. As of December 31, 2005, options to purchase 1,174,167 shares remained outstanding with a weighted average exercise price of $1.96 per share. Through December 31, 2005, options to purchase 655,433 shares had been exercised at a weighted average exercise price of $0.97 per share. As of December 31, 2005, options to purchase 370,400 shares remain available for future grants. The issuance of such stock options was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder. The Company previously filed a Registration Statement on Form S-8 to register the shares of its common stock issuable pursuant to awards granted under the Plan.

In June 2005, the Board of Directors of the Company and the Company's stockholders adopted Non-Employee Directors Stock Option Plan (the "Directors Plan") non-employee directors receive automatic grants of options to purchase common stock in amounts that are specified by such plan. The exercise prices of all options granted under the Directors Plan are fixed at 100% of the market price of the common stock on each grant date. The Company has reserved 450,000 shares of common stock for issuance under the Directors Plan. Options to purchase 120,000 shares of common stock with a weighted average exercise price of $5.60 per share were granted under the Directors Plan during 2005, all of which were outstanding and unexercised at December 31, 2005.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below and on the following page have been derived from the consolidated financial statements of the Company and the related notes thereto. The statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 are derived from the consolidated financial statements of the Company which have been audited by BDO Seidman, LLP, independent registered public accountants, included elsewhere herein. The statement of operations data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 are derived from the consolidated financial statements of the Company, which have been audited but are not contained herein. The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere herein.

	As of December 31,				
	2005	2004	2003	2002	2001
Balance Sheet Data:			(in thousands)		
Working capital	$13,086	$8,595	$4,578	$6,154	$11,154
Total assets	27,143	27,833	20,090	22,448	22,333
Total debt	4,620	6,781	10,782	11,588	6,841
Redeemable preferred stock	—	—	—	—	3,300
Stockholders' equity	13,144	12,154	5,547	7,242	8,816

Statement of Operations Data:	2005	2004	2003	2002	2001
	Year Ended December 31,				
	(in thousands except per share data)				
Net sales	$83,289	$80,649	$64,305	$63,521	$81,189
Cost of sales	49,070	49,583	43,706	41,776	55,108
Gross profit	34,219	31,066	20,599	21,745	26,081
Selling expenses	10,834	10,413	9,525	11,486	11,246
License fees	5,114	5,330	4,163	5,018	5,211
Distribution and shipping expenses	2,247	1,968	2,062	2,393	2,976
General and administrative expenses	8,604	7,532	5,244	7,115	7,374
Litigation settlement	1,750	—	—	—	—
Loss on sale of property	—	—	(415)	—	—
Operating income (loss)	5,670	5,823	(810)	(4,267)	(726)
Interest, net	(436)	(729)	(1,009)	(657)	(1,307)
Loss from sale of property	—	—	(415)	—	—
Other income (expense)	—	26	124	(39)	(149)
Income (loss) from continuing operations before income taxes	5,234	5,120	(1,695)	(4,963)	(2,182)
Income tax benefit, net	1,178	1,045	—	—	—
Income (loss) from continuing operations	6,412	6,165	(1,695)	(4,963)	(2,182)
Loss from operations of discontinued subsidiary	—	—	—	—	(1,310)
Loss from sale of discontinued subsidiary	—	—	—	—	(1,182)
Loss from discontinued operations	—	—	—	—	(2,492)
Net income (loss)	6,412	6,165	(1,695)	(4,963)	(4,674)
Preferred stock deemed dividend	—	—	—	(596)	—
Net income (loss) attributable to common stockholders	$6,412	$6,165	$(1,695)	$(5,559)	$(4,674)
Basic income (loss) per share from continuing operations	$0.55	$0.55	$(0.15)	$(0.61)	$(0.28)
Basic loss per share from discontinued operations	—	—	—	—	(0.32)
Preferred stock deemed dividend	—	—	—	(0.07)	—
Basic income (loss) per share	$0.55	$0.55	$(0.15)	$(0.68)	$(0.60)
Basic weighted average common shares outstanding	11,729	11,264	11,135	8,160	7,854
Diluted income (loss) per share	$0.48	$0.46	$(0.15)	$(0.68)	$(0.60)
Diluted weighted average common shares outstanding	13,397	13,355	11,135	8,160	7,854

Basic and diluted loss per share are the same for the years 2000 through 2003 as dilutive securities were excluded from the computation of net loss per share as their inclusion would have been anti-dilutive.

The Statement of Operations Data includes a one time charge of $1.75 million to settle an arbitration proceeding commenced against the Company by a former executive of the Company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Company's consolidated financial statements and the related notes thereto, which are included elsewhere herein.

Overview

The Company, which operates in one business segment, is a designer and marketer of branded jeanswear and sportswear. The Company offers collections of Girbaud branded jeanswear and sportswear for men and women in the United States, Puerto Rico and the US Virgin Islands. The Girbaud brand is an internationally recognized designer label with a distinct European influence. The Company has positioned its Girbaud brand line with a broad assortment of products, styles and fabrications reflecting a contemporary European look. The Company markets a full collection of men's and women's jeanswear and sportswear under the Girbaud brand, including a broad array of bottoms, tops and outerwear. The Company focuses its efforts on the Girbaud brand exclusively which provided all its net sales in 2005, 2004 and 2003.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in its Summary of Accounting Policies set forth in the Company's consolidated financial statements and the notes thereto which accompany this Report. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below; however, application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The Company evaluates the adequacy of its allowance for doubtful accounts at the end of each quarter. In performing this evaluation, the Company analyzes the payment history of its significant past due accounts, subsequent cash collections on these accounts and comparative accounts receivable aging statistics. Based on this information, along with consideration of the general strength of the economy, the Company develops what it considers to be a reasonable estimate of the uncollectible amounts included in accounts receivable. This estimate involves significant judgment by the management of the Company. Actual uncollectible amounts may differ from the Company's estimate.

Net revenue is recognized upon the transfer of title and risk of ownership to customers. Revenue is recorded net of discounts, as well as provisions for estimated returns and allowances. On a seasonal basis, the Company negotiates price adjustments with its retail customers as sales incentives. The Company estimates the cost of such adjustments on an ongoing basis considering historical trends, projected seasonal results and an evaluation of current economic conditions. These costs, which have been recorded as a reduction to net revenue, were $3,710,000, $3,777,000 and $1,920,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Sales are recognized upon shipment of products. Allowances for estimated returns are provided by the Company when sales are recorded by reviewing trends and returns on a historical basis. Shipping and handling fees billed to customers are classified in net sales in the consolidated statements of operations. Shipping and handling costs incurred are classified in distribution and shipping in the consolidated statements of operations.

The Company includes in cost of goods sold all costs and expenses related to obtaining merchandise incurred prior to the receipt of finished goods at the Company's distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs, as well as insurance, duties, brokers' fees and consolidators' fees. The Company includes in selling, general and administrative expenses costs incurred subsequent to the receipt of finished goods at its distribution facilities, such as the cost of picking and packing goods for delivery to customers. In addition, selling, general and administrative expenses include product design costs, selling and store service costs, marketing expenses and general and administrative expenses.

The Company estimates inventory markdowns based on customer orders sold below its inventory cost that will be shipped in the following period and estimates an amount for similar unsold inventory at period end. The Company analyzes recent sales and gross margins on unsold inventory in further estimating inventory markdowns. These specific markdowns are reflected in cost of sales and the related gross margins at the conclusion of the appropriate selling season. This estimate involves significant judgment by the management of the Company. Actual gross margins on sales of excess inventory may differ from the Company's estimate.

Results of Operations

	Year Ended December 31,		
	2005	**2004**	**2003**
Net sales	100.0%	100.0%	100.0%
Cost of sales	58.9%	61.5%	68.0%
Gross profit	41.1%	38.5%	32.0%
Selling expenses	13.0%	12.9%	14.8%
License fees	6.1%	6.6%	6.5%
Distribution and shipping expenses	2.6%	2.5%	3.3%
General and administrative expenses	10.3%	9.3%	8.1%
Litigation settlement	2.2%	—	—
Loss on sale of property	—	—	0.6%
Operating income (loss)	6.9%	7.2%	(1.3%)

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales and gross profit.

Net sales increased 3.3% to $83.3 million in 2005 from $80.6 million in 2004. Net sales of the Girbaud men's product line increased $3.5 million, or 5.3%, to $69.3 million, while net sales of the Girbaud women's product line decreased $0.8 million, or 5.4%, to $14.0 million.

Gross profit increased 10.0% to $34.2 million in 2005 from $31.1 million in 2004. Gross margin, or gross profit as a percentage of net sales, increased to 41.1% from 38.5% over the same period.

Gross units sold increased 19.4% to 4.3 million units in 2005 compared to 3.6 million units in 2004. Gross sales (sales before adjustment for returns and allowances) increased 2.8% to $91.1 million in 2005 compared to $88.6 million in 2004. The related gross margins on these sales (unadjusted for returns and allowances) increased $1.6 million to $38.6 million in 2005 from $37.0 million in 2004. Returns and allowances decreased to 8.6% of gross sales in 2005 from 9.0% in 2004 based on the increase in sales during 2005.

The main contributing factors to the increase in gross sales, gross profit and gross margin were as follows:

- **Unit sales of goods sold at regular prices** – Unit sales of goods sold at regular prices (both T-Shirts and Jeans & Tops) remained relatively unchanged at 2.6 million units in 2005 and 2004. Whereas these unit sales volumes of regular priced merchandise remained relatively unchanged, the resulting gross sales and the related gross profit and gross margins were as follows:

    - an 8.1% or $6.0 million decrease to $68.3 million in the sales dollar volume of regular priced merchandise during 2005 (from $74.3 million in 2004);

    - an 8.5% increase to 52.4% in gross profit margins (before adjustments for returns and allowances) during 2005 (from 48.3% in 2004) as a result of the Company raising its initial markups on its products in the second half of 2004, and which, despite the reduced sales dollar volume, resulted in only a slight decrease of 0.3% or $0.1 million to $35.8 million in gross profit during 2005 (from $35.9 million in 2004).

- **Unit sales of goods sold at in-season promotional prices and off-price liquidations** – An increase of 70.0% in unit sales of goods sold at in-season promotional prices and off-price liquidations (both T-Shirts and Jeans & Tops) to 1.7 million units in 2005 compared to 1.0 million units in 2004. This was due to the liquidation of unsold inventory as the Company realigned its sales planning and product procurement processes. The Company believes that the restructuring of this aspect of its business is mostly complete and, going forward, expects lower end of season inventory liquidations. The increase in unit volumes of merchandise sold at in-season promotional prices and off-price liquidations translated into resulting gross sales and related gross profit and gross margins as follows:

    - a 60.6% or $8.6 million increase to $22.8 million in the sales dollar volume of goods sold at in-season promotional prices and off-price liquidations (from $14.2 million in 2004);

    - an increase to 12.7% in gross profit margins during 2005 (from 7.7% in 2004) which, coupled with the increased dollar sales volumes of these goods, resulted in an increase of 163.6% or $1.8 million to $2.9 million in gross profit during 2005 (from $1.1 million in 2004).

Comparison of the relative changes in sales of T-Shirts, on the one hand, and Jeans & Tops on the other, revealed, the following:

- Gross unit sales of T-Shirts at regular prices (average selling price of $12-$16 per unit) increased to 0.8 million units in 2005 compared to 0.7 million in 2004 and represented a $0.5 million increase in goods sold at regular prices in 2005. The gross margin associated with these sales increased to 55.6% in 2005 compared to 51.8% in 2004 and represented a gross profit increase of $0.7 million in 2005 over 2004.

- Gross unit sales of Jeans & Tops at regular prices (average selling price of $28-$34 per unit) decreased by 5.3% to 1.8 million units in 2005 compared to 1.9 million units in 2004, and represented a $6.6 million decrease in goods sold at regular prices in 2005 over the sales of those products made at regular prices in 2004. The gross margin associated with these sales increased to 51.8% in 2005 compared to 47.6% in 2004 and represented a decrease in gross profit of 2.7% or $29.3 in 2005 compared to $30.1 million in 2004.

Selling, Distribution, General and Administrative Expenses.

Operating expenses increased 13.1% to $28.5 million in 2005 from $25.2 million in 2004. As a percentage of net sales, operating expenses increased to 34.2% from 31.3% over the same period. As the result of the settlement of an arbitration proceeding commenced against the Company by a former executive, the Company recorded as operating expense a $1.8 million charge during 2005. The remaining increase in operating expenses resulted primarily from higher selling expenses, higher shipping expenses associated with the increase in units shipped, and an increase in administrative expenses. These increases were partially offset by a decrease in license fees which primarily resulted from the increase in off-price discount sales.

Selling expenses increased $0.4 million to $10.8 million in 2005 primarily as a result of higher design expenses and commissions. Design expense increased to $3.6 million in 2005 compared to $3.1 million in 2004 primarily as a result of increased personnel costs and sample expense. In 2005, the Company completed the plan it had commenced in 2004 to reorganize its design department for better internal stability. The Company expects its sample expense to return to more reasonable levels in 2006 and future years. Commission expense increased to $2.9 million in 2005 compared to $2.8 million in 2004 as a result of greater net sales. Advertising and promotional related expenses decreased to $1.6 million in 2005 compared to $1.8 million in 2004. The Company is required to spend the greater of an amount equal to 3% of Girbaud net sales or $0.9 million in advertising and related expenses promoting the Girbaud brand products in each year of the terms of the Girbaud agreements. During each of the six years ended December 31, 2005, the amounts of advertising and related expenses incurred by the Company in marketing the Girbaud brand products were less than the amounts required under the agreements. In each of the various amendments to the men's and women's license agreements which were executed in 2002 – 2004, Latitude and the Company confirmed to one another that neither party was in default to the other in the performance of any of the obligations owed by either of them to the other. On March 29, 2006, Latitude had also waived the Company's failure to spend the minimum amounts required under the men's and women's license agreements in 2005.

License fees decreased $0.2 million to $5.1 million in 2005 from $5.3 million in 2004. As a percentage of net sales, license fees decreased to 6.1% in 2005 compared to 6.6% in 2004. The decrease in license fees as a percentage of net sales was primarily due to the increase in product sales of in-season promotional prices and off-price liquidations which generate lower license fees than sales of regular priced merchandise. Distribution and shipping increased $0.2 million to $2.2 million in 2005 from $2.0 million in 2004 as a result of higher shipping expenses associated with the increase in units shipped. General and administrative expenses increased 14.7% to $8.6 million in 2005 from $7.5 million in 2004. The increase was mainly attributable to an increase in provisions provided for bad debt and additional legal expenses associated with the arbitration. The provision for doubtful accounts was $1.0 million in 2005 compared to $0.5 million in 2004. Legal fees were $0.8 million in 2005 compared to $0.4 million in 2004.

Operating Income.

Operating income remained relatively unchanged at $5.7 million in 2005 compared to $5.8 million in 2004 as the increase in gross profit was offset by the increase in selling, distribution, general and administrative expenses.

Interest Expense.

Interest expense decreased to $0.4 million in 2005 from $0.7 million in 2004 as a result of decreased borrowings under the Company's revolving credit facility as a result of the Company's ability to finance its operations through internally generated funding.

Income Taxes.

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $34.7 million, which begin to expire in 2014. In years prior to 2004, no tax benefit was allowed due to the uncertainty of the Company's ability to generate future taxable income at that time. As a result of the income the Company generated in 2005 and 2004, the Company's management reevaluated its net operating losses and the related valuation reserves and has recognized a net income tax benefit of $1.2 million in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales and gross profit.

Net sales increased 25.3% to $80.6 million in 2004 from $64.3 million in 2003. Net sales of the Girbaud men's product line increased $10.4 million, or 18.8%, to $65.8 million while the Girbaud women's product line increased $5.9 million, or 66.3%, to $14.8 million.

Gross profit increased 51.0% to $31.1 million in 2004 from $20.6 million in 2003. Gross margin, or gross profit as a percentage of net sales, increased to 38.5% from 32.0% over the same period. Higher gross profit and gross margins were due to better product performance, improved delivery to retailers and a higher percentage of sales to customers at full price in 2004, a year during which unit sales of off-price goods as a percentage of total sales decreased significantly to 19%, compared to 33% for 2003. Beginning with shipments in the third quarter of 2004, the Company's management raised the selling prices of its products in order to increase its gross margin to a level that it viewed as being consistent with other companies in the industry. In the absence of further price increases (which management does not expect to implement in the foreseeable future), it is not likely that gross profit and gross margin will increase in 2005 and future years as significantly, if at all, as the gross profit and gross margin changes that occurred in 2004 due to the price increases discussed below.

Gross units sold remained relatively unchanged at 3.6 million units in 2004 and 2003. Gross sales (sales before adjustment for returns and allowances) increased 29.3% to $88.6 million in 2004 compared to $68.5 million in 2003. The related gross margins on these sales (unadjusted for returns and allowances) increased $12.5 million to $37.0 million in 2004 from $24.5 million in 2003. Returns and allowances increased to 9.0% of gross sales in 2004 from 6.1% in 2003 as the Company provided more price adjustments to its retail stores in 2004 compared to 2003. The main contributing factors to the increase in gross sales, gross profit and gross margin notwithstanding the comparatively unchanged unit volume of sales were as follows:

- **Increases in the unit and dollar volumes of goods sold at regular prices** - An increase of 23.8% in unit sales of goods sold at regular prices (both T-Shirts and Jeans & Tops) to 2.6 million units in 2004 compared to 2.1 million units in 2003. That increase in unit volumes of regular priced merchandise resulted in
  - a 43.2% or $22.4 million increase (from $51.9 million in 2003) in the dollar volume of sales of regular priced merchandise;
  - a 51.5% or $12.2 million increase in gross profit (from $23.7 million in 2003); and
  - a 2.6% increase to 48.3% in gross profit margins (from 45.7% in 2003).
- **Reductions in the unit and dollar volumes of goods sold at in-season promotional prices and off-price liquidations** - A decrease of 33.3% in unit sales of goods sold at in-season promotional prices and off-price liquidations (both T-Shirts and Jeans & Tops) to 1.0 million units in 2004 compared to 1.5 million units in 2003. That reduction in unit volumes of merchandise sold at in-season promotional prices and off-price liquidations translated into
  - a 14.5% or $2.4 million decrease (from $16.6 million in 2003) in the dollar volumes of those sales;
  - an 37.5% or $0.3 million increase in gross profit (from $0.8 million in 2003; and

- a 2.9% increase to 7.7% in gross profit margins (from 4.8% in 2003).

- **A price increase in the second half of 2004.** The Company increased the selling prices of all of its merchandise by approximately 5% (on average) during the second half of 2004. This resulted in an increase in sales (which is included in the increase of dollar volume increases discussed above) and in gross profit of approximately $2.2 million in 2004.

Comparison of the relative changes in sales of T-Shirts, on the one hand, and Jeans & Tops on the other, revealed, the following:

- Gross unit sales of T-Shirts at regular prices (average selling price of $12-$15 per unit) remained relatively unchanged at 0.7 million units in 2004 and 2003 and represented $1.8 million of the total increase in goods sold at regular prices in 2004. The gross margin associated with these sales increased to 51.8% in 2004 compared to 46.8% in 2003 and represented a gross profit increase of $1.4 million in 2004 over 2003.

- Gross unit sales of Jeans & Tops at regular prices (average selling price of $28-$33 per unit) increased by 35.7% to 1.9 million units in 2004 compared to 1.4 million units in 2003, and represented $20.6 million of the total increase in goods sold at regular prices in 2004 over the sales of those products made at regular prices in 2003. The gross margin associated with these sales increased to 47.6% in 2004 compared to 45.4% in 2003 and represented a gross profit increase of $10.8 million in 2004 over 2003.

Selling, Distribution, General and Administrative Expenses.

Operating expenses increased 20.0% to $25.2 million in 2004 from $21.0 million in 2003. As a percentage of net sales, operating expenses decreased slightly to 31.3% from 32.7% over the same period. The increase in operating expenses resulted primarily from higher selling expenses and licensing fees associated with higher sales as well as an increase in administrative expenses. Selling expenses increased $0.9 million to $10.4 million in 2004 primarily as a result of higher commissions earned on higher net sales. Commission expense was $2.8 million in 2004 compared to $2.2 million in 2003. Sales salaries increased $0.3 million to $1.2 million in 2004 over 2003. Advertising and promotional related expenses remained relatively unchanged at $1.8 million in 2004 and 2003. License fees increased $1.1 million to $5.3 million in 2004 from $4.2 million in 2003. As a percentage of net sales, license fees remained relatively unchanged at 6.6% compared to 6.5% during the same periods. The increase in license fees was primarily due to the increase in net sales levels resulting in royalty payment obligations in excess of the 2004 minimum guaranteed royalty payments. Distribution and shipping decreased $0.1 million to $2.0 million in 2004 from $2.1 million in 2003. General and administrative expenses increased 44.2% to $7.5 million in 2004 from $5.2 million in 2003. The increase was attributable to an increase in personnel and related costs in 2004. The increase in personnel costs was the result of a $1.0 million increase in salaries associated with the restructuring of the Company's management in 2003 and bonuses paid or accrued of $1.3 million based on the Company's 2004 performance.

Operating Income.

Operating income was $5.8 million in 2004 compared to an operating loss of $0.8 million in 2003. This improvement was due to the overall increases in sales and in the gross profit margin and was partially offset by the higher operating expenses as noted above.

Interest Expense.

Interest expense decreased 30.0% to $0.7 million in 2004 from $1.0 million in 2003 as a result of decreased borrowings under the Company's revolving credit facility. The decrease in borrowings was the result of improved cash flow due to increased accounts receivable and inventory turnover. Interest income earned in 2004 and 2003 was insignificant.

Income Taxes.

As of December 31, 2004, the Company had net operating loss carryforwards of approximately $41.3 million, which begin to expire in 2013. In prior years, no tax benefit was allowed due to the uncertainty of the Company's ability to generate future taxable income at that time. As a result of the income the Company generated in 2004, the Company's management reevaluated its net operating losses and the related valuation reserves and has recognized a net income tax benefit of $1.0 million in 2004.

Liquidity and Capital Resources

The Company has relied primarily on asset based borrowings, trade credit and internally generated funds to finance its operations. The Company increased its accounts receivable $5.5 million and decreased its inventory $3.0 during 2005. Accounts payable and accrued liabilities decreased $1.3 million during 2005. Cash and cash equivalents held by the Company decreased to $0.9 million at December 31, 2005 compared to $1.0 million at December 31, 2004 while its working capital increased to $13.1 million at December 31, 2005 from $8.6 million at December 31, 2004. A decrease in demand for the Company's products could have a material adverse effect on the Company's working capital.

Cash Flow.

Cash provided by operations totaled $2.7 million in 2005 compared to $6.2 million in 2004. The decrease in 2005 was due primarily to the increases in accounts receivable plus the decreases in accounts payable and other liabilities (which included pay down of $2.3 million of deferred royalty payments) partially offset by a decrease in inventories. Inventories decreased $3.0 million from December 31, 2004 to December 31, 2005, compared to an increase of $4.5 million from December 31, 2003 to December 31, 2004.

Cash used in investing activities totaled $1.3 million in 2005 and $1.9 million in 2004 and, for both years, was mainly due to capital improvements associated with the new offices and showrooms in New York. Cash used in financing activities totaled $1.5 million and $4.1 million in 2005 and 2004 respectively. In 2005, cash used in financing activities primarily resulted from the principal payments on long term debt of $1.9 million and revolving line of credit of $0.2 million partially offset by an increase in overdrafts of $0.4 million and cash received on issuance of common stock of $0.2 million.

Credit Facilities

On December 30, 2004, the Company entered into a three year credit facility (the "Credit Facility") with Wachovia Bank, National Association ("Wachovia"). The Credit Facility provides that the Company may borrow, using as collateral, up to 85% of eligible accounts receivable and a portion of eligible inventory, both as defined by the Credit Facility. Borrowings under the Credit Facility may not exceed $25.0 million including outstanding letters of credit which are limited to $8.0 million at any one time. There were approximately $1.8 million of outstanding letters of credit at December 31, 2005. The Company's availability at December 31, 2005 was approximately $7.8 million. The Credit Facility accords to the Company the right, at its election, to borrow these amounts as either Prime Rate Loans or LIBOR Loans. Prime Rate Loans bear interest at the prime rate plus the applicable margin in effect from time to time. LIBOR Loans are limited to three in total, must be a minimum of $1,000,000 each and in integral multiples of $500,000 in excess of that amount, and bear interest at the LIBOR rate plus the applicable margin in effect from time to time. The applicable margins, as defined by the Credit Facility, fluctuate from 0.00% to 0.75% for the Prime Loans and 2.00% to 2.75% for LIBOR Loans. The applicable margins are inversely affected by fluctuations in the amount of "excess availability" – the unused portion of the amount available under the facility – which are in staggered increments from less then $2.5 million to $7.5 million. The Prime Rate and the LIBOR Rate were 7.00% and 4.82% respectively at December 31, 2005. All the amounts borrowed under the Credit Facility at December 31, 2005 were Prime Rate Loans and the effective rate was 7.25% at that time. Starting in 2005, the Credit Facility also required the Company to comply with certain covenants expressed as fixed charge coverage ratios and tangible liability to net worth ratios. As collateral security for its obligations under the Credit

Facility, Isaacs and the LP granted a first priority security interest in all of their respective assets to Wachovia. In January and February 2006, the Company was in violation of the fixed charge coverage ratio covenant of the Credit Facility and has received a waiver from Wachovia for these violations. The Company can not assure its investors with regard to its ability to comply with its covenant obligations under the Credit Facility in the future.

On May 6, 2002, Textile, an affiliate of Latitude, the licensor of the Company, acquired a note that the Company had issued to a former licensor. On May 21, 2002, Textile exchanged that note for an amended and restated note in the amount of $6,557,909 bearing interest at the rate of 8% per annum, (the "Replacement Note"). The Replacement Note, which subordinated Textile's rights under the note to the rights of the holder of a revolving line of credit in existence prior to the Credit Facility with Wachovia, deferred the original note's principal payments and extended the maturity date of the note until December 31, 2007. In connection with the execution of the Credit Facility, the Replacement Note was further amended and restated to subordinate Textile's rights to the rights of Wachovia under the Credit Facility (the "Amended and Restated Replacement Note" and together with the Replacement Note, the "Textile Notes"). Pursuant to the subordination provisions of the Textile Notes, the Company was obligated to defer the payments that otherwise would have been due thereunder during each calendar quarter commencing with the quarter ended December 31, 2002 and continuing through March 31, 2005. Also, pursuant to the provisions of the Textile Notes, the non-payment and deferral of those payments did not constitute a default thereunder. Pursuant to amendments to the Girbaud Agreements executed in December 2004, the payment of approximately $2.3 million of minimum and additional royalties that otherwise would have been payable in 2004 was deferred, and the payment thereof became due and payable during the 18 month period which commenced in June 2005 (see Note 8 to the audited financial statements appearing elsewhere in this Report). Pursuant to an intercreditor and subordination agreement entered into by Wachovia and Textile in connection with the consummation of the Credit Facility, Textile was permitted to elect to authorize the Company to defer the payment of quarterly amounts that otherwise would have been due and payable under the Amended and Restated Replacement Note and apply such amount in payment of deferred royalties under the licensing agreements. As of June 30, 2005, all 2004 deferred royalty payments were paid in full. The obligations under the Textile Notes have been classified as current or long-term based upon the respective original due dates of the quarterly payments specified in the Replacement Note or the Amended and Restated Replacement Note, as the case may be. Accordingly, each deferred quarterly payment has been classified as current even though the payment thereof may not be made until a future year. As allowed under the Credit Facility, the Company resumed making payments on the Textile Notes in the third quarter of 2005 and made a total of $2,090,000 in principle and interest payments on those notes in 2005.

Following is a schedule of the current and non-current portion of the Textile Notes' principal and accrued interest payments due as of December 31, 2005:

Accrued interest and principal payments related to the Textile Notes at December 31, 2005:	**Accrued Interest**	**Principal Payments**
Deferred note payments	$ 1,312,134	$ 1,427,866
Principal note payments (current)	—	1,465,262
Subtotal current	1,312,134	2,893,128
Principal note payments (non-current)	—	1,726,466
Total current & non-current	$ 1,312,134	$ 4,619,594

The Company extends credit to its customers. Accordingly, the Company may have significant risk in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to minimize exposure to credit losses. The Company's collection personnel regularly contact customers with receivable balances outstanding beyond 30 days to expedite collection. If these collection efforts are unsuccessful, the Company may discontinue merchandise shipments until the outstanding balance is paid. Ultimately, the Company may engage an outside collection organization to collect past due accounts. Timely contact with customers has been effective in minimizing its credit losses. In 2005 and

2004, the Company's account receivable write-off's were $0.5 million and $0.2 million, respectively, and as a percentage of net sales were 0.8% and 0.3%, respectively.

The Company had the following contractual obligations and commercial commitments as of December 31, 2005:

Schedule of contractual obligations:

	Payments Due By Period				
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Revolving line of credit	$ —	$ —	$ —	$ —	$ —
Long term debt (*)	6,238,690	4,420,000	1,818,690	—	—
Operating leases	4,390,641	519,665	929,131	910,353	2,031,492
Employment agreements	2,563,500	1,296,500	1,267,000	—	—
Girbaud license obligations	9,388,265	4,888,265	4,500,000	—	—
Girbaud fashion shows	825,000	525,000	300,000	—	—
Girbaud creative & advertising fees	410,000	220,000	190,000	—	—
Promotional expense license requirement	2,200,000	900,000	1,300,000	—	—
Total contractual cash obligations	$ 26,016,096	$ 12,769,430	$ 10,304,821	$ 910,353	$ 2,031,492

(*) Includes principal and accrued interest payments due as of December 31, 2005 as well as interest to accrue through the maturity date of the note payable.

Schedule of commercial commitments:

	Amount of Commitment Expiration Per Period				
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Line of credit * (including letters of credit)	$ 25,000,000	$ 25,000,000	$ —	$ —	$ —
Total commercial commitments	$ 25,000,000	$ 25,000,000	$ —	$ —	$ —

(*) At December 31, 2005, the Company had no borrowings under the Credit Facility other than outstanding letters of credit of approximately $1.8 million.

The Company believes that current levels of cash and cash equivalents ($0.9 million at December 31, 2005) together with cash from operations and funds available under its Credit Facility will be sufficient to meet its capital requirements for the next 12 months.

Inflation

The Company does not believe that the relatively moderate rates of inflation experienced in the United States over the last year have had a significant effect on its net sales or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured, the Company does not believe that they have had a material effect on the Company's net sales or profitability.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), *Share-Based Payment*, or SFAS 123(R), which is a revision of SFAS 123. SFAS 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. SFAS 123(R) is effective for public companies for annual periods beginning after June 15, 2005. Accordingly, the Company adopted SFAS 123(R) with effect on January 1, 2006. From and after that date, pro forma disclosure will no longer be an alternative to financial statement recognition. Accordingly, the adoption of SFAS 123(R)'s fair value method may have a significant impact on the Company's results of operations. The impact of adoption of SFAS 123(R) and its approximated impact on prior periods had the Company adopted SFAS 123(R) in prior periods, is further described in the disclosures included in the Summary of Accounting Policies – Stock Options. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In May 2005, The FASB issued Statement No. 154, *Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3*, or SFAS 154. SFAS 154, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, replaces APB Opinion No. 20, *Accounting Changes,* and Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retrospective application (the application of a different accounting principle to prior accounting periods as if that principle had always been used) to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not believe SFAS 154 will have a material effect on its financial statements.

In May 2005, The FASB released FASB Interpretation No. 47, or FIN 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of FASB Statement No. 143. FIN 47 is effective for fiscal years ending after December 15, 2005 and clarifies that the term *conditional asset retirement obligation* as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 did not have an effect on the Company's financial statements.

In February 2006, the FASB issued FASB Statement No. 155, *"Accounting for Certain Hybrid Financial Instruments"* (SFAS155) , which nullifies and amends various accounting guidance relating to accounting for derivative instruments and securitization transactions. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions. This statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. Because we do not have any material derivative instruments or securitization transactions, we believe there will be no material impact on our financial condition, results of operations or cash flows upon adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal market risk results from changes in floating interest rates on short-term debt. The Company does not use interest rate swap agreements to mitigate the risk of adverse changes in the prime interest rate. The impact of a 100 basis point change in interest rates affecting the Company's short-term debt would not be material to the Company's income, cash flow or working capital. The Company does not hold long-term interest sensitive assets and therefore is not exposed to interest rate fluctuations for its assets. The Company does not hold or purchase any derivative financial instruments for trading purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company and the report of the independent registered public accounting firm thereon are set forth on pages F-1 through F-22 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

In accordance with management's responsibilities for establishing and maintaining adequate internal control over the Company's financial reporting, the Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that:

- information required to be disclosed in the Company's Exchange Act reports
  - is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms,
  - is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure,
- the Company's transactions are properly authorized;
- the Company's assets are safeguarded against unauthorized or improper use; and
- the Company's transactions are properly recorded and reported,

all to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles.

The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Report on Form 10-K. Among other matters, the Company sought by that evaluation to determine whether there were any significant deficiencies or material weaknesses in the Company's disclosure controls and procedures, and whether it had identified any acts of fraud involving personnel who have a significant role in the implementation of those controls and procedures.

Based upon that evaluation, the Company's CEO and CFO have concluded that, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to the Company and its consolidated subsidiaries is made known to management, including the Company's CEO and CFO, particularly during the period when the Company's periodic reports are being prepared.

There were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2005 that materially affected, or that were reasonably likely to materially affect, the

Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Board of Directors is currently composed of nine directors. The Company's directors are elected to serve for terms that expire at each annual meeting of stockholders and when their respective successors are duly elected and shall have qualified. The following table sets forth certain information about the Company's current directors:

Peter J. Rizzo Age 53 Chief Executive Officer of the Company Director since February 2004 and Chairman since July 2004	Mr. Rizzo has worked within the apparel industry during the past 27 years. He became the Company's Chief Executive Officer in December, 2003, was appointed to the Board in February 2004, and has served as Chairman of the Board since July 2004. During the two years prior to joining the Company, Mr. Rizzo was a consultant to the Neiman Marcus Group. He was President and Vice Chairman of Bergdorf Goodman from 1999 to 2002. From 1997 to 1999 , he served as President of Polo Retail at Polo Ralph Lauren. From 1978 to 1997, he was Executive Vice President and Head Merchant of Barneys New York.
Olivier Bachellerie Age: 45 Director since 2002 President and Director General of GI Promotion and Cravatatakiller S.A.	Mr. Bachellerie has served since 1997 as President and Director General of GI Promotion and Cravatatakiller S.A., and as President of Fashion Services of America, Inc., each of which is beneficially owned by Marithé Bachellerie and François Girbaud. Mr. Bachellerie is the son of Marithé Bachellerie, who together with Mr. Girbaud, indirectly own and possess the right to vote approximately 38% of the Company's outstanding shares of common stock.
René Faltz Age: 52 Director since 2002 Senior Partner, Cabinet D'Avocats Rene Faltz	Mr. Faltz has practiced law in the Grand Duchy of Luxembourg since 1976. He has been with Cabinet D'Avocats René Faltz since March 2000 after leaving the firm of Faltz & Kremer. Mr. Faltz is one of the Managing Directors of, and serves as counsel to, several companies that, since 2002, have been beneficially owned by Marithé Bachellerie and François Girbaud in connection with the conduct of their business activities as designers and marketers of clothing and other items bearing the various Girbaud trademarks.
Neal J. Fox Age: 71 Director since 1998 Consultant	Mr. Fox has held senior management positions at Neiman Marcus, Bergdorf Goodman and I. Magnin. From 1983 to 1988, he was employed by Garfinkel's, Raleigh & Co., or its predecessor, most recently as Chairman and Chief Executive Officer, and was also a principal shareholder of that company. From 1989 through March 1999, Mr. Fox served as the President and Chief Executive Officer of Sulka, an international menswear retailer. In 1999, Mr. Fox founded NJF Associates, Incorporated, a consulting firm specializing in brand management and business development for the apparel, accessories and luxury goods industries. Mr. Fox served as a director of Today's

Man, a 30 unit menswear retailer. In March, 2003, Today's Man filed a petition under Chapter 11 of the US Bankruptcy Code.

François Girbaud
Age: 61
Director since 2004

Mr. Girbaud, an internationally renowned designer and manufacturer of clothing, and licensor of clothing designs and trademarks for more than 25 years, became one of the Company's directors in October 2004 Pursuant to agreements that the Company has with companies co-owned directly or indirectly by Mr. Girbaud and Marithé Bachellerie, the Company licenses the Girbaud trademarks and designs for use in the manufacture and sale of various items of clothing in North America.

Jon Hechler
Age: 53
Director since 1984
President, T. Eliot, Inc.

Mr. Hechler was employed by Ira J. Hechler and Associates, an investment company, from 1980 to 1999. He is President of T. Eliot, Inc., manufacturer of the Sani Seat® hygienic toilet seat system.

Robert Stephen Stec
Age: 51
Director since 2002
Chairman and Chief Executive Officer of Lexington Home Brands

Mr. Stec was a Division President of VF Corporation and had sole responsibility for VF's Girbaud division in the United States from 1989 through 1993. From 1996 to 1998, he served as President of London Fog Industries, Inc., a leading manufacturer and marketer of branded outerwear. During 1997 and 1998, Mr. Stec served as a part-time consultant to Girbaud Design, Inc. and certain of its affiliates. In 1999, Mr. Stec served as a consultant to London Fog for several months. Mr. Stec has been employed as President and Chief Executive Officer of Lexington Home Brands, a leading branded marketer of home furnishings, since 1999.

John McCoy II
Age: 59
Director since 2005
President of Components by John McCoy, Inc

Mr. McCoy has worked within the apparel industry during the past 38 years. In 1970, he began working for Pierre Cardin's sales operations and held the position of Executive Vice President—Clothing when he left that firm in 1977 to found Fitzgerald by John McCoy, a US manufacturer of European styled clothing. In 1985, Mr. McCoy founded Components by John McCoy, Inc., a manufacturer and distributor of luxury clothing brands, including Gran Sasso, Mason's, Coast, Moncler, Lenor Romano and Alfred Dunhill.

Principal Executive Officers of the Company Who Are Not Also Directors

The following table sets forth the names and ages of the Company's principal executive officers who are not directors. The table also provides a description of the positions of employment held by each of such executives for at least the past five years.

Jesse de la Rama Age: 51 Chief Operating Officer of the Company	Mr. de la Rama began his employment with the Company in March 2004 as Vice President of Merchandise Planning and Retail Development. In December 2004, he began serving as the Company's Chief Operating Officer. Mr. de la Rama engaged in business during the period from 1997 through February 2004 as a consultant to the fashion retail industry and other clients, including Calvin Klein, Inc., Lambertson/Truex and Sotheby's, Inc., as president of his own company, Jesse de la Rama, Inc. Between 1994 and October 1997, Mr. de la Rama was Senior Vice President – Retail of Bally of Switzerland. Between 1979 and September 1994, he was employed by Barney's New York and served in various executive capacities, including Vice President – Outlet Division and Warehouse Sales (1992 – 1994) and Vice President – Merchandise Planning (1983 – 1992).
Gregg A. Holst Age: 47 Executive Vice President and Chief Financial Officer	Mr. Holst began his employment with the Company in December 2005. Prior to the commencement of his employment by Registrant's wholly owned subsidiary, I.C. Isaacs & Company LP (the "LP"), Mr. Holst served (from 2003 - December 2005) as Chief Financial Officer, The Americas, for BBDO Worldwide, Inc. During 2000 - 2002, Mr. Holst was Executive Vice President, Finance for the Warnaco Group, Inc. From 1992 to 2000, Mr. Holst held several finance positions with the General Electric Company and prior to 1992 he was employed in the New York office of Arthur Andersen & Co. Mr. Holst is a certified public accountant.

Directors' Compensation

Directors who are employed by the Company or any of its subsidiaries receive no compensation for serving on the Board of Directors. Directors who are not so employed (the "Outside Directors") receive an annual retainer fee of $10,000 for their services and attendance fees of $750 per Board or committee meeting attended. The Chairman of the Audit Committee receives an additional $10,000 for the services he renders in that capacity. All directors are reimbursed for expenses incurred in connection with attendance at Board or committee meetings. In addition, members of the Board of Directors are eligible to participate in the Company's Amended and Restated Omnibus Stock Plan (the "Plan"). In 2002, Outside Directors were awarded non-qualified stock options to purchase an aggregate of 210,000 shares of common stock at an exercise price of $0.58 per share. Those options vested in December 2004. Also, members of the Board of Directors who are not employees are eligible to participate in the Non-Employee Directors Stock Option Plan (the "Directors Plan"). Options to purchase 120,000 shares of common stock at an exercise price of $5.60 per share were granted and fully vested under the Directors Plan during 2005.

Board Committees and Meetings

The Board of Directors currently has standing Audit, Compensation and Nominating Committees.

The Audit Committee has a written charter approved by the Board. Only independent directors, as that term is defined by the Marketplace Rules of The Nasdaq Stock Market, may serve as members of the Audit Committee.

The members of the Audit Committee are Neal J. Fox (Chairman), Jon Hechler and Robert Stec.

The Audit Committee assists the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit functions. During 2005, the Audit Committee held eight meetings. The Board of Directors has determined that the Neal J. Fox, the Chairman of the Audit Committee, is an "audit committee financial expert," as such term is defined under applicable SEC regulations.

The members of the Compensation Committee are Messrs. Hechler (Chairman), Fox and Stec.

The Compensation Committee administers the Plan, including the review and grant of stock options to officers and other employees under the Plan. The Compensation Committee also reviews and approves various other company compensation policies and matters, and reviews and approves salaries and other matters relating to compensation of the executive officers of the company. The Compensation Committee held eight meetings during 2005.

The members of the Nominating Committee are Messrs. Stec (Chairman), Fox and Hechler. The Nominating Committee held four meetings in 2005.

The Board of Directors held three meetings during 2005. Each director is expected to attend each meeting of the Board and the committees on which he serves. In addition to meetings, the Board and its committees review and act upon matters through written consent procedures.

Employment Contracts, Termination of Employment And Change In Control Arrangements

Peter J. Rizzo

Peter J. Rizzo, the Company's Chief Executive Officer, is employed by the LP, pursuant to an employment agreement dated December 9, 2003, which was amended on October 19, 2004. That agreement, as amended, provides:

- for an initial term that will end on December 9, 2007, and for automatic one year renewals of the agreement unless either party gives notice of its non-renewal not later than June 30, 2007 or June 30 of the then current renewal year;

- for payment of an annual base salary of $500,000 during the initial term increasing by 10% per year during each one year renewal term, and incentive compensation provisions, subject to a guaranteed annual minimum of $175,000, that are based upon the Company's achievement of pre-determined earnings, cash flow and inventory turns targets;

- for the issuance under the Plan of a five year option to purchase 500,000 shares of common stock at an exercise price of $.95 per share vesting ratably on December 9, 2004 and December 9, 2005;

- for the issuance under the Plan of a ten year option to purchase up to 100,000 shares of common stock at an exercise price of $3.10 per share on or after December 9, 2007;

- that, as long as the Nominating Committee of the Company's Board continues to approve Mr. Rizzo as a director, he will be included on the slate of nominees that the Company will propose for election as directors throughout the term of his employment agreement;

- that, if (a) Mr. Rizzo is not appointed as Chairman of the Board or he is removed from that position, (b) his duties as CEO are materially adversely changed or reduced, (c) his employment is terminated by the LP without cause or if, as a result of the occurrence of any of the events described in clauses (a) or (b), he resigns, he will be entitled to receive the following severance benefits:

  - If such termination occurs on or before December 31, 2006, he will be entitled to receive severance in an aggregate amount equal to 1.5 times his base salary and incentive compensation for the immediately preceding year (a minimum of $937,500 up to as much as $1,275,000),

  - If such termination occurs after December 31, 2006, he will be entitled to receive severance in an aggregate amount equal to his base salary plus a pro-rata portion of any incentive compensation that otherwise would have become due and payable to him if his employment had not been terminated prior to the end of the year (a minimum of $675,000 up to as much as $850,000) and

  - All unvested options granted to Mr. Rizzo under the Plan will immediately vest in full and will be exercisable by him for a period of one year after his employment is terminated.

The maximum amount of incentive compensation that Mr. Rizzo may earn in any year of the initial term and any renewal year is $350,000.

<u>Jesse de la Rama</u>

Jesse de la Rama, the Company's Chief Operating Officer, is employed by the LP, pursuant to an employment agreement dated March 1, 2004, which was amended on August 1, 2005. That agreement, as amended, provides:

- for an initial term that will end on February 28, 2006, and for automatic one year renewals of the agreement unless either party gives notice of its non-renewal not later than December 31, 2005 or December 31 of the then current renewal year;

- for payment of an annual base salary of $275,000, and incentive compensation provisions that are based upon the achievement of pre-determined earnings, cash flow and inventory turns targets;

- for the issuance under the Plan of a five year option to purchase 25,000 shares of common stock at an exercise price of $.86 per share which shall vest ratably on March 1, 2005, 2006 and 2007;

- for the issuance under the Plan of a ten year option to purchase 75,000 shares of common stock at an exercise price of $6.00 per share which shall vest ratably on February 10, 2006, 2007 and 2008;

- that, in the event that Mr. de la Rama's employment is terminated without cause, he shall receive severance payments ranging between three and 12 months salary depending on the length of his employment at the time of termination.

The maximum amount of incentive compensation that Mr. de la Rama may earn in 2005 and any renewal year is $175,000.

Gregg A. Holst

Gregg A. Holst, the Company's Chief Financial Officer, is employed by the LP, pursuant to an employment agreement dated December 19, 2005. That agreement provides:

- for an initial term that will end on December 31, 2008, and for automatic one year renewals of the agreement unless either party gives notice of its non-renewal not later than June 30, 2008 or June 30 of the then current renewal year;

- for payment of an annual base salary of $275,000, a signing bonus of $50,000 payable in 2006 and incentive compensation provisions, subject to a guaranteed annual minimum of $96,250, that are based upon the achievement of pre-determined earnings, cash flow and inventory turns targets;

- for the issuance under the Plan of a five year option to purchase 100,000 shares of common stock at an exercise price of $4.40 per share which shall vest ratably on December 27, 2006, 2007 and 2008;

- that, in the event that Mr. Holst's employment is terminated without cause, he shall receive severance payments ranging between three and 12 months salary depending on the length of his employment at the time of termination.

The maximum amount of incentive compensation that Mr. Holst may earn in 2006 and any renewal year is $192,500.

Eugene Wielespki

In April 2002, the LP entered into an amended and restated employment agreement with Eugene Wielepski who was then the Company's Vice President and Chief Financial Officer. In March 2003, the LP and Mr. Wielepski entered into an amendment of that agreement. As so amended, the agreement provides:

- that Mr. Wielepski shall serve as Vice President – Finance for an initial term that will end on May 15, 2006, and for automatic one year renewals of the agreement unless either party gives notice of its non-renewal not later than March 16, 2006 or March 16 of the then current renewal year;

- for payment of a base salary of $180,000 per year;

- for the issuance under the Plan of a fully vested ten year option to purchase 10,000 shares of common stock at an exercise price of $1.71 per share;

- that, if Mr. Wielepski's employment is terminated without cause after May 15, 2005, the LP must pay him an amount equal to one year of his base salary; and

- that, if the LP decides not to renew the agreement, it must pay Mr. Wielepski an amount equal to one year of his current base salary.

In December, 2005, Mr. Wielepski retired after 32 years of service with the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such persons. Based solely on the Company's review of the forms furnished to it, the Company believes that all of those filing requirements were complied with by the Company's executive officers, directors and holders of 10% or more of its common stock during 2005, except as follows:

On May 4, 2005, Wurzburg filed an amendment to its initial filing on SEC Form 3 to disclose that it had inadvertently failed to disclose that it had purchased 82,500 shares of common stock on February 2, 2000.

Although the conversion by Wurzburg of 3,300,000 shares of the Company's Series A Convertible Preferred Stock into an equal number of shares of common stock had been previously disclosed in the Company's Reports on Form 10-K and in its definitive proxy statements, due to an oversight, such conversion was not disclosed in any Form 4 or Form 5 filing made by Wurzburg until May 4, 2005.

Although the issuance on September 18, 2002 to Textile of two common stock purchase warrants entitling it to purchase an aggregate of 500,000 shares of common stock had been previously disclosed in the Company's Reports on Form 10-K and in its definitive proxy statements, due to an oversight, such conversion was not disclosed in any Form 4 or Form 5 filing made by Wurzburg until May 4, 2005.

Codes of Ethics

The Company has adopted a Code of Ethics for Senior Financial Executives that applies to every employee or officer who holds the office of principal executive officer, principal financial officer, principal accounting officer, treasurer or controller, or any person performing similar functions. The Company also has adopted a Code of Ethics and Business Conduct that applies to each officer, director and employee of the Company and each of its subsidiaries. A copy of each of those codes will be provided by the Company without charge to any person requesting same. All such requests should be sent by first class mail to I.C. Isaacs & Company, Inc., 3840 Bank Street, Baltimore, Maryland 21224, Attention - Investor Relations Department.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the compensation paid during each of the Company's last three fiscal years to its Chief Executive Officer and to each of its executive officers other than the Chief Executive Officer whose total annual salary and bonus amounted to more than $100,000 and who (except for Mr. Wielepski) were serving as executive officers at the end of 2005 (collectively, the "Named Executive Officers"). No compensation that would qualify as payouts pursuant to long-term incentive plans ("LTIP Payouts") or "All Other Compensation" was paid to any of the Named Executive Officers during the three year period ended on December 31, 2005, and the Company did not issue any SARs during that period of time.

Summary Compensation Table

		Annual Compensation (1)			Long Term Compensation Awards	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)
Peter J. Rizzo, CEO	2005	497,307	350,000	151,575(3)	—	—
	2004	490,761	—	—	—	100,000
	2003(2)	28,846	—	—	—	500,000
Jesse De La Rama, Sr. VP and COO	2005	250,000	54,858	—	—	75,000
	2004(5)	136,694	—	—	—	25,000
Gregg A. Holst, Sr. VP and CFO	2005(6)	—	—	—	—	100,000
Eugene C. Wielepski, Vice President	2005	200,000	40,000	181,504(3)	—	—
	2004	181,393	—	—	—	—
	2003	184,571	—	—	—	—
Daniel J. Gladstone, Acting CEO (2003), Former President—Girbaud Division (2002 and 2004)	2005(7)	114,400	—	—	—	—
	2004	340,922	100,000	339,896(3)	—	—
	2003	357,091	207,895	—	—	—
Robert J. Conologue, Former COO and CFO	2005	—	—	727,013(8)	—	—
	2004(4)	315,757	40,000	625,342(3)	—	—
	2003	273,828	—	—	—	375,000

(1) The LP also provided various perquisites and other benefits that did not exceed the lesser of $50,000 or 10% of the aggregate amounts reflected in the salary and bonus columns for each of the Named Executive Officers.

(2) Mr. Rizzo was only employed for a period of 23 days (from December 9–December 31) in 2003.

(3) Compensation resulting from exercise of Plan Option.

(4) Mr. Conologue's employment was terminated without cause on November 29, 2004.

(5) Mr. de la Rama started his employment on March 1, 2004.

(6) Mr. Holst started his employment on December 27, 2005.

(7) Mr. Gladstone's employment was terminated in April 2005.

(8) Other Annual Compensation resulted from the exercise of Plan Options ($251,243) and severance paid in 2005 ($475,770).

Option/SAR Grants in Last Fiscal Year

The Company did not grant any SARs to any of the Named Executive Officers during the year ended December 31, 2005. The following table sets forth information regarding grants of options made by the company to the Named Executive Officers during 2005.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees	Exercise Price Per Share	Expiration Date	5%	10%
Jesse De La Rama	75,000	38%	$6.00	02-15-15	$ 283,000	$ 717,200
Gregg A. Holst	100,000	51%	$4.40	12-27-10	$ 276,700	$ 701,200

(1) In accordance with U.S. Securities and Exchange Commission rules, these columns show gains that could accrue for the Named Executive Officer's option, assuming that the market price of the Company's common stock appreciates from the date of grant over a period of 10 years at an annualized rate of 5% and 10%, respectively. If the stock price does not increase above the exercise price at the time of exercise, realized value to the Named Executive Officer from this option will be zero.

Aggregated Option/SAR Exercises In Last Fiscal Year And Fiscal Year-End Option/SAR Values

The following table sets forth information concerning the number and value of unexercised options to purchase the Company's common stock held on December 31, 2005 by the Named Executive Officers.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Peter J. Rizzo	21,500	$151,575	478,500/100,000	$1,741,740/$149,000
Jesse De La Rama	—	—	8,333/91,667	$31,000/$62,000
Gregg A. Holst	—	—	0/100,000	$0/18,900
Eugene Wielepski	44,500	$181,504	—	—
Robert J. Conologue............	43,000	$251,243	—	—

Defined Benefit Pension Plan

The Company maintains a defined benefit pension plan (the "Pension Plan") for its employees, and the employees of its subsidiaries. The normal retirement benefit, payable at age 65, is 20.0% of base compensation up to $10,000 plus 39.5% of base compensation over $10,000 and up to a maximum of $75,000, prorated for service less than 30 years. A reduced benefit is also payable on early retirement, after attainment of age 55 and completion of 15 years of service. The Pension Plan also provides disability retirement and death benefits. The Company pays the full cost of the benefits under the Pension Plan through its contributions to a trust. The Company's cash contributions to the Pension Plan during the year ended December 31, 2005 aggregated approximately $315,000.

The Pension Plan Table below provides the estimated annual benefits payable under the Pension Plan upon retirement in specified compensation and years of service classifications:

	Years of Service				
Remuneration	15	20	25	30	35
$100,000	$13,838	$18,451	$23,063	$27,676	$27,676
125,000	13,838	18,451	23,063	27,676	27,676
150,000	13,838	18,451	23,063	27,676	27,676
175,000	13,838	18,451	23,063	27,676	27,676
200,000	13,838	18,451	23,063	27,676	27,676
225,000	13,838	18,451	23,063	27,676	27,676
250,000	13,838	18,451	23,063	27,676	27,676
300,000	13,838	18,451	23,063	27,676	27,676
400,000	13,838	18,451	23,063	27,676	27,676
450,000	13,838	18,451	23,063	27,676	27,676
500,000	13,838	18,451	23,063	27,676	27,676

The compensation considered in determining benefits under the Pension Plan (as provided in the column titled "Remuneration") is the annual average compensation for the five consecutive calendar years producing the highest average. The compensation considered is limited to $75,000. All amounts of salary, bonus and other compensation as reported in the Summary Compensation Table, up to $75,000, are included in compensation considered under the Pension Plan. The amounts provided in the Pension Plan Table are the benefits payable per year in equal monthly installments for the life expectancy of the participants (i.e., straight life annuity amounts). The Pension Plan is integrated with Social Security, and its benefit formula is as follows: (i) 0.6667% of compensation, multiplied by years of service up to 30 years; plus (ii) 0.65% of compensation in excess of $10,000 multiplied by years of service up to 30 years.

The estimated credited years of service for each of the Named Executive Officers as of January 1, 2006 were as follows:

Name	Estimated Credited Years of Service
Peter J. Rizzo	2
Jesse De La Rama	2
Gregg A. Holst	—
Eugene Wielepski	32
Daniel J. Gladstone	6

Securities Authorized For Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders (Omnibus Stock Option Plan)	1,174,167	$1.96	370,400
Equity compensation plans approved by security holders (Directors Stock Option Plan)	120,000	$5.60	330,000
Equity compensation plans not approved by security holders	0	N/A	N/A
Totals	1,294,167	$2.30	700,400

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of the directors serving on the Compensation Committee is an employee of the Company, and neither the Chief Executive Officer nor any of the Named Executive Officers has served on the Compensation Committee. No director or executive officer of the Company is a director or executive officer of any other corporation that has a director or executive officer who is also a director or board committee member of the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information concerning the common stock ownership as of March 28, 2006 by (i) each person who the Company knows owns beneficially 5% or more of its outstanding common stock, (ii) the Company's Chief Executive Officer and each of its other "Named Executive Officers," (iii) each director, and (iv) all of the Company's directors and officers as a group:

	Shares Beneficially Owned		
Name and Address of Beneficial Owner (1)	Number		Percent (2)
Würzburg S.A. (3)	4,549,167	(4)	37.9
Trafelet & Co LLC (5)	1,037,000		8.6
Microcapital Fund LP (6)	992,513		8.3
Jeffrey L. Feinberg (7)	805,900		6.7
Peter J. Rizzo	478,500	(8)	3.8
Jesse de la Rama	41,666	(9)	*
Gregg A. Holst	–		*
François Girbaud (10)	4,564,167	(11)	38.0
Olivier Bachellerie (12)	45,000	(13)	*
René Faltz (14)	45,000	(13)	*
Neal J. Fox	67,000	(15)	*
Jon Hechler	226,091	(16)	1.9
Robert Stephen Stec (17)	45,000	(13)	*
John McCoy II (19)	15,000	(18)	*
All Officers and Directors as a Group (of 10)	5,527,424	(20)	43.2

* Less than one percent

(1) All shares are owned beneficially and of record unless indicated otherwise. Unless otherwise noted, the address of each stockholder is c/o the company, 3840 Bank Street, Baltimore, Maryland 21224.

(2) Based upon 11,996,485 shares outstanding on the date of this proxy statement, plus, where applicable, any shares issuable pursuant to options or warrants exercisable within 60 days of such date.

(3) Based on information set forth in a Schedule 13D amendment filed with the SEC on April 26, 2005 by Würzburg SA ("Würzburg") and certain related entities including Textile Investment International SA ("Textile"), François Girbaud and Marithé Bachellerie (collectively, the "Girbaud Group"), reporting shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,549,167 shares. The address of this stockholder is 41, Avenue de la Gare, L-1611 Luxembourg.

(4) Includes 3,966,667 shares owned beneficially and of record by this stockholder's wholly owned subsidiary, Textile.

(5) Based on information set forth in a Schedule 13G amendment filed with the SEC on February 14, 2006 by Trafelet & Company, LLC and a related party reporting shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 1,037,000 shares. The address of this stockholder is 900 Third Avenue, 5th Floor, New York, New York.

(6) Based on information set forth in a Schedule 13G filed with the SEC on February 14, 2006 by MicroCapital, LLC and related parties reporting shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 992,513 shares. The address of this stockholder is 623 Fifth Avenue, Suite 2502, New York, New York.

(7) Based on information set forth in a Schedule 13G amendment filed with the SEC on February 9,

2006 by Jeffrey L. Feinberg and related parties reporting shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 805,900 shares. The address of this stockholder is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, California.

(8) Includes 478,500 shares that Mr. Rizzo may acquire pursuant to an option exercisable by him within 60 days of the date of this proxy statement.

(9) Includes 41,666 shares that Mr. de la Rama may acquire pursuant to an option exercisable by him within 60 days of the date of this proxy statement.

(10) Mr. Girbaud's address is 8 Rue Du Centre, Vevey, Switzerland.

(11) Includes the shares held by the Girbaud Group. Also includes 15,000 shares that Mr. Girbaud may acquire pursuant to an option exercisable by him within 60 days of the date of this proxy statement.

(12) Mr. Bachellerie's address is 15 Rue Louis Blanc, 75010 Paris, France.

(13) Includes 45,000 shares that this person may acquire pursuant to options exercisable by him within 60 days of the date of this proxy statement.

(14) Mr. Faltz's address is 41 Avenue de la Gare, Luxembourg, L-1611, Grand Duchy of Luxembourg.

(15) Includes 67,000 shares that Mr. Fox may acquire pursuant to options exercisable by him within 60 days of the date of this proxy statement.

(16) Includes 52,000 shares that Mr. Hechler may acquire pursuant to options exercisable by him within 60 days of the date of this proxy statement.

(17) Mr. Stec's address is c/o Lexington Home Brands, 411 South Salisbury Street, Lexington, NC.

(18) Mr. McCoy's address is c/o Components by John McCoy, Inc., 21 West 55th Street, New York, NY

(19) Includes 15,000 shares that Mr. McCoy may acquire pursuant to an option exercisable by him within 60 days of the date of this proxy statement

(20) Includes 804,166 shares that may be acquired by Messrs. Rizzo, de la Rama, Bachellerie, Falz, Fox, Girbaud, Hechler, McCoy and Stec pursuant to options exercisable by them within 60 days of the date of this proxy statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 1997, the Company entered into Girbaud Men's Agreement with Girbaud Design, Inc. and its affiliate, Wurzburg, both of which are companies wholly owned, directly or indirectly, by Francois Girbaud and Marithe Bachellerie. The Girbaud Men's Agreement granted to the Company the right to manufacture and market men's jeanswear, casualwear and outwear under the Girbaud Marks in all channels of distribution in the United States, including Puerto Rico and the U.S. Virgin Islands. In January and March 1998, the Girbaud Men's Agreement was amended and restated to name Latitude another member of the Girbaud Group of companies, as the licensor and to include active influenced sportswear as a licensed product category. Also in March 1998, the Company entered into Girbaud Women's Agreement with Latitude to manufacture and market women's jeanswear, casualwear and outerwear, including active influenced sportswear, under the Girbaud Marks in all channels of distribution in the United States including Puerto Rico and the U.S. Virgin Islands. The Girbaud Agreements, as amended, include the right to manufacture the licensed products in a number of foreign countries through 2007.

Under the Girbaud Men's Agreement, the Company is required to make payments to Latitude in an amount equal to 6.25% of its net sales of regular license merchandise and 3.0% in the case of certain irregular and closeout licensed merchandise. Except as noted below, the Company is subject to guaranteed minimum annual royalty payments of $3.0 million each year from 2002 through 2007. The Company is required to spend the greater of an amount equal to 3% of Girbaud men's net sales or $500,000 (increased by $200,000 in 2007, 2008 and 2009) in advertising and related expenses promoting the men's Girbaud brand products in each year through the term of the Girbaud Men's Agreement. During 2005, the Company made royalty payments under the Girbaud Men's Agreement aggregating approximately $4,931,577 ($1,580,523 of which related to royalty payments that were due in 2004 but deferred until 2005).

Under the Girbaud Women's Agreement the Company is required to make payments to Latitude in an amount equal to 6.25% of its net sales of regular licensed merchandise and 3.0% in the case of certain irregular and closeout licensed merchandise. Except as noted below, the Company is subject to guaranteed minimum annual royalty payments of $1.5 million each year from 2002 through 2007. The Company is required to spend the greater of an amount equal to 3% of Girbaud women's net sales of $400,000 (increased by $200,000 in 2007, 2008 and 2009) in advertising and related expenses promoting the women's Girbaud brand products in each year through the term of the Girbaud Women's Agreement. In addition, over the term of the Girbaud Women's Agreement the Company is required to contribute $190,000 per year to Latitude's advertising and promotional expenditures for the Girbaud brand. During 2005, the Company made royalty payments to under the Girbaud Women's Agreement aggregating $2,125,000 ($750,000 of which related to royalty payments that were due in 2004 but deferred until 2005).

During each of the six years ended December 31, 2005, the amounts of advertising and related expenses incurred by the Company in marketing the Girbaud brand products were less than the amounts required under the agreements. In each of the various amendments to the men's and women's license agreements which were executed in 2002 – 2004, Latitude and the Company confirmed to one another that neither party was in default to the other in the performance of any of the obligations owed by either of them to the other. On March 29, 2006, Latitude also waived the Company's failure to spend the minimum amounts required under the men's and women's license agreements in 2005.

The Company is obligated to pay a minimum of $6.5 million during 2006 in the form of minimum royalty payments, fashion show and advertising and promotional expenses pursuant to the Girbaud Agreements. In 2006, the Company expects that substantially all of its net sales will come from apparel associated with the Girbaud licenses.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table shows the fees that the Company paid or accrued for the audit and other services provided by BDO Seidman, LLP in 2005 and 2004.

	Years Ended December 31,	
	2005	2004
Audit Fees(1)	$ 370,800	$ 249,000
Audit-related fees(2)	46,300	51,566
Tax Fees	21,500	15,500
Total	$ 438,600	$ 316,066

(1) Includes the audit of the Company's consolidated financial statements and quarterly reviews of its financial statements and related filings on SEC Forms 10-K and 10-Q.

(2) Includes consultation regarding accounting and reporting matters, an audit of the Company's employee benefit plan, and the Company's preparation of a registration statement on SEC Form S-2.

All audit and audit related services were pre-approved by the Audit Committee, which concluded that the performance of such services by BDO Seidman, LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements. The following financial statements, related notes and the Report of Independent Certified Public Accountants, are included in response to Item 8 hereof:

Index to Consolidated Financial Statements

(a)2. Financial Statements Schedules. The following is a list of all financial statements schedules filed herewith:

Schedule II-Valuation and Qualifying Accounts

Schedules other than those listed above have been omitted because they are not required or are not applicable, or the required information has been included in the Consolidated Financial Statements or the Notes thereto.

(a)3. Exhibits (numbered in accordance with Item 601 of Regulation S-K). The following is a list of Exhibits filed herewith:

Exhibit No.	Description
3.01	Amended and Restated Certificate of Incorporation (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 3.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).
3.02	Amended and Restated By-laws (a copy of which was filed as Exhibit 3.02 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).
3.03	Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on November 15, 1999 as Exhibit 3.03 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and is hereby incorporated herein by this reference).
3.04	Certificate of Amendment to the Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on April 2, 2001 as Exhibit 3.04 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and is hereby incorporated herein by this reference).
3.05	Second Certificate of Amendment to the Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 3.05 to the Company's Quarterly Report on

	Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).
3.06	Certificate of Amendment of Amended and Restated Certificate of Incorporation (a copy of which was filed with the Commission on August 14, 2003 as Exhibit 3.06 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "June 2003 10-Q"), and is hereby incorporated herein by this reference).
4.01	Specimen Common Stock Certificate (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 4.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).
4.02	Warrant No. 1 issued by the Company to Textile Investment International S.A. ("Textile") for the purchase of 300,000 shares of Common Stock (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 4.02 to the September 2002 10-Q, and is hereby incorporated herein by this reference).
4.03	Warrant No. 2 issued by the Issuer to Textile for the purchase of 200,000 shares of Common Stock (a copy of which was filed as Exhibit 4.03 to the September 2002 10-Q, and is hereby incorporated herein by this reference).
4.04	Amended and Restated Omnibus Stock Plan as in effect on June 30, 2003 (a copy of which was filed as Exhibit 4.04 to the June 2003 10-Q, and is hereby incorporated herein by this reference).
4.05	2005 Non-Employee Directors Stock Option Plan (a copy of which was filed with the Commission on August 10, 2005 as Exhibit 4.05 to Amendment No. 1 to the Company's Registration Statement on Form S-2 (the "S-2 Amendment"), and is hereby incorporated herein by this reference).
10.01	Form of Indemnification Agreement (a copy of which was filed as Exhibit 10.09 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).
10.02	Girbaud Trademark License and Technical Assistance Agreement dated November 1, 1997 (a copy of which was filed with the Commission on November 26, 1997 as Exhibit 10.26 to Amendment No. 2 to the S-1 Registration Statement ("S-1 Amendment 2"), and is hereby incorporated herein by this reference).
10.03	Defined Benefit Pension Plan (a copy of which was filed with as Exhibit 10.27(a) to S-1 Amendment No. 2, and is hereby incorporated herein by this reference).
10.04	First Amendment to Defined Benefit Pension Plan (a copy of which was filed as Exhibit 10.27(b) to S-1 Amendment 2, and is hereby incorporated herein by this reference).
10.05	Girbaud Trademark License and Technical Assistance Agreement dated January 15, 1998 (a copy of which was filed with the Commission on March 27, 1998 as Exhibit 10.26(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K"), and is hereby incorporated herein by this reference).
10.06	Girbaud Trademark License and Technical Assistance Agreement for Women's Collection dated March 4, 1998 (a copy of which was filed as Exhibit 10.26(b) to the 1997 10-K, and is hereby incorporated herein by this reference).
10.07	Amendment No. 1 dated June 18, 1998 to Girbaud Trademark and Technical Assistance Agreement for Women's Collection (a copy of which was filed with the Commission on August 12, 1998 as Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and is hereby incorporated herein by this reference).
10.08	Amendment No. 1 dated November 12, 1998 to Trademark License and Technical

Assistance Agreement for Men's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed with the Commission on March 30, 1999 as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"), and is hereby incorporated herein by this reference).

10.09	Amendment No. 2 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.41 to the 1998 10-K, and is hereby incorporated herein by this reference).
10.10	Executive Employment Agreement by and between I.C. Isaacs & Company, Inc. and Daniel Gladstone dated January 21, 1999 (a copy of which was filed as Exhibit 10.42 to 1998 10-K, and is hereby incorporated herein by this reference).
10.11	Amendment No. 1 dated March 4, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.56 to the 1998 10-K, and is hereby incorporated herein by this reference).
10.12	Amendment No. 3 dated December 23, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.57 to the 1998 10-K, and is hereby incorporated herein by this reference).
10.13	Amendment No. 4 to the Trademark License and Technical Assistance Agreement Covering Women's Products dated August 2, 1999 (a copy of which was filed with the Commission on August 13, 1999 as Exhibit 10.60 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is hereby incorporated herein by this reference).
10.14	Amendment No. 2 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Men's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. 3.03 (a copy of which was filed with the Commission on August 14, 2000 as Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q"), and is hereby incorporated herein by this reference).
10.15	Amendment No. 5 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Women's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.76 to the June 2000 10-Q, and is hereby incorporated herein by this reference).
10.16	Amendment No.3 to Trademark License and Technical Assistance Agreement Covering Men's Products Dated May 31, 2001 (a copy of which was filed with the Commission on April 1, 2002 as Exhibit 10.92 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and is hereby incorporated herein by this reference).
10.17	Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Eugene C. Wielepski (a copy of which was filed with the Commission on April 22, 2002 as Exhibit 10.94 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K Amendment"), and is hereby incorporated herein by this reference).
10.18	Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Daniel J. Gladstone (a copy of which was filed as Exhibit 10.95 to Amendment No. 1 to the 2001 10-K Amendment, and is hereby incorporated herein by this reference).
10.19	Amendment No. 4 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement dated January 15, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed with the Commission on November

14, 2002 as Exhibit 10.102 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).

10.20	Amendment No. 6 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement for Women's Collections dated October 2, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed as Exhibit 10.103 to the September 2002 10-Q, and is hereby incorporated herein by this reference).
10.21	Amendment no. 7, dated March 31, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on April 4, 2003 as Exhibit 10.110 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"), and is hereby incorporated herein by this reference).
10.22	Amendment no. 5 dated March 31, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.111 to the 2002 10-K, and is hereby incorporated herein by this reference).
10.23	Amendment dated as of May 15th, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Daniel J. Gladstone (a copy of which was filed with the Commission on May 15, 2003 as Exhibit 10.114 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the "March 2003 10-Q"), and is hereby incorporated herein by this reference).
10.24	Amendment dated as of March 31st, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Eugene C. Wielespki (a copy of which was filed as Exhibit 10.115 to the March 2003 10-Q, and is hereby incorporated herein by this reference).
10.25	Amendment No. 8, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on November 14, 2003 as Exhibit 10.118 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "September 2003 10-Q"), and is hereby incorporated herein by this reference).
10.26	Amendment No. 6, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.119 to the September 2003 10-Q, and is hereby incorporated herein by this reference).
10.27	Amendment dated October 13, 2004 to the Executive Employment Agreement dated December 9, 2003 by and Between I.C. Isaacs & Company, L.P. and Peter J. Rizzo (a copy of which was filed with the Commission as Exhibit 10.120 to the Company's Report on Form 8-K filed on October 22, 2004 (the "October 22, 2004 Form 8-K"), and is hereby incorporated herein by this reference).
10.28	Executive Employment agreement made as of the 1st day of March 2004, by and between I.C. Isaacs & Company LP and Jesse de la Rama (a copy of which was filed as Exhibit 10.121 to the October 22, 2004 Form 8-K, and is hereby incorporated herein by this reference).
10.29	Loan and Security Agreement Dated as of December 30, 2004 by and between I.C. Isaacs & Company, L.P. and Wachovia Bank, National Association (a copy of which was filed with the Commission as Exhibit 10.122 to the Company's Report on Form 8-K filed on January 6, 2005, and is hereby incorporated herein by this reference).

10.30	Amendment No. 7, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on March 31, 2005 as Exhibit 10.123 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K"), and is hereby incorporated herein by this reference).
10.31	Amendment No. 9, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.124 to the 2004 10-K, and is hereby incorporated herein by this reference).
10.32	Assignment of warrant to purchase 300,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA., and consented to on April 13, 2005 by the Company (a copy of which was filed as Exhibit 99.01 to the S-2 Amendment, and is hereby incorporated herein by this reference).
10.33	Assignment of warrant to purchase 200,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA. , and consented to on April 13, 2005 by the Company (a copy of which was filed as Exhibit 99.02 to the S-2 Amendment, and is hereby incorporated herein by this reference).
10.34	Executive Employment Agreement dated December 19, 2005 between I.C. Isaacs & Company L.P. and Gregg A. Holst (a copy of which was filed as Exhibit 10.34 to the Company's Report on Form 8-K filed on December 29, 2005, and is hereby incorporated herein by this reference).
10.35	Amendment No. 8, dated March 29, 2006, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P.
10.36	Amendment No. 10, dated March 29, 2006, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P.
14.01	Code of Ethics for Senior Financial Executives
14.02	Code of Ethics and Business Conduct
21.01	List of Subsidiaries (a copy of which was filed as Exhibit 21.01 to the S-2 Amendment, and is hereby incorporated herein by this reference).
23.01	Consent of BDO Seidman, LLP
31.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.01	Certification Pursuant to Section 1350 of chapter 63 of Title 18 of the United States Code

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I.C. ISAACS & COMPANY, INC.
(REGISTRANT)

By: *_/s/ Peter J. Rizzo_*
Peter J. Rizzo
Chief Executive Officer
Date: March 31, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter J. Rizzo Peter J. Rizzo	Chief (Principal) Executive Officer, Chairman of the Board	March 31, 2006
/s/ Gregg A. Holst Gregg A. Holst	Executive Vice President, Chief (Principal) Financial Officer	March 31, 2006
Olivier Bachellerie	Director	March [ ], 2006
/s/ René Faltz René Faltz	Director	March 31, 2006
/s/ Neal J. Fox Neal J. Fox	Director	March 31, 2006
François Girbaud	Director	March [ ], 2006
/s/ Jon Hechler Jon Hechler	Director	March 31, 2006
/s/ John McCoy II John McCoy II	Director	March 31, 2006
/s/ Robert S. Stec Robert S. Stec	Director	March 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
I.C. Isaacs & Company, Inc.
Baltimore, Maryland

We have audited the accompanying consolidated balance sheets of I.C. Isaacs & Company, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. We have also audited the schedule listed at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of I.C. Isaacs & Company, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule present fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

Bethesda, Maryland
February 24, 2006, except for Note 8, *Commitments and Contingencies*, which is as of March 29, 2006

I.C. Isaacs & Company, Inc.
Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets		
Current		
Cash, including temporary investments of $561,000 and $70,000	$ 943,422	$ 1,045,905
Accounts receivable, less allowance for doubtful accounts of $700,000 and $316,000 (Note 3)	14,829,496	10,015,723
Inventories (Notes 1 and 3)	5,287,483	8,317,437
Deferred tax asset (Note 5)	2,517,000	1,193,000
Prepaid expenses and other	404,151	509,503
Total current assets	23,981,552	21,081,568
Property, plant and equipment, at cost, less accumulated depreciation and amortization (Note 2)	2,838,627	2,088,233
Other assets (Note 9)	322,656	4,663,109
	$ 27,142,835	$ 27,832,910
Liabilities and Stockholders' Equity		
Current		
Overdrafts	$ 447,001	$ —
Current maturities of revolving line of credit (Note 3)	—	223,283
Current maturities of long-term debt (Note 3)	2,893,128	3,366,180
Accounts payable	2,063,521	3,097,963
Accrued expenses and other current liabilities (Note 4)	5,492,104	5,799,574
Total current liabilities	10,895,754	12,487,000
Long-term debt (Note 3)	1,726,466	3,191,728
Minimum pension liability (Note 9)	1,377,000	—
Commitments and contingencies (Notes 3, 8 and 9)		
Stockholders' Equity (Notes 6 and 7)		
Preferred stock; $.0001 par value; 5,000,000 shares authorized, none outstanding	—	—
Common stock; $.0001 par value; 50,000,000 shares authorized; 13,173,194 and 12,790,799 shares issued; 11,996,485 and 11,614,090 shares outstanding	1,317	1,279
Additional paid-in capital	44,294,782	44,100,636
Accumulated deficit	(23,213,613)	(29,624,862)
Accumulated other comprehensive income (Note 9)	(5,616,000)	—
Treasury stock, at cost (1,176,709 shares)	(2,322,871)	(2,322,871)
Total stockholders' equity	13,143,615	12,154,182
	$ 27,142,835	$ 27,832,910

See accompanying summary of accounting policies and notes to consolidated financial statements.

I.C. Isaacs & Company, Inc.
Consolidated Statements of Operations

	Years Ended December 31,		
	2005	2004	2003
Net sales	$ 83,288,935	$ 80,649,394	$ 64,304,688
Cost of sales	49,070,145	49,583,094	43,706,398
Gross profit	34,218,790	31,066,300	20,598,290
Operating Expenses			
Selling	10,834,335	10,412,502	9,524,799
License fees (Note 8)	5,114,319	5,330,523	4,163,035
Distribution and shipping	2,247,450	1,968,214	2,062,032
General and administrative	8,603,793	7,531,809	5,243,916
Litigation settlement	1,750,000	—	—
Loss on sale of property	—	—	414,650
Total operating expenses	28,549,897	25,243,048	21,408,432
Operating income (loss)	5,668,893	5,823,252	(810,142)
Other income (expense)			
Interest, net of interest income of $4,994, $6,543 and $1,687	(435,882)	(729,068)	(1,008,744)
Other, net	238	26,195	124,120
Total other expense	(435,644)	(702,873)	(884,624)
Income (loss) from continuing operations	5,233,249	5,120,379	(1,694,766)
Income tax benefit	1,178,000	1,045,000	—
Net income (loss)	$ 6,411,249	$ 6,165,379	$ (1,694,766)
Basic net income (loss) per share	$ 0.55	$ 0.55	$ (0.15)
Basic weighted average shares outstanding	11,729,305	11,264,483	11,134,657
Diluted net income (loss) per share	$ 0.48	$ 0.46	$ (0.15)
Diluted weighted average shares outstanding	13,397,202	13,355,300	11,134,657

See accompanying summary of accounting policies and notes to consolidated financial statements.

I.C. Isaacs & Company, Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, at December 31, 2002	12,311,366	$ 1,231	$ 43,658,853	$ (34,095,475)	$ —	$ (2,322,871)	$ 7,241,738
Net loss	—	—	—	(1,694,766)	—	—	(1,694,766)
Balance, at December 31, 2003	12,311,366	1,231	43,658,853	(35,790,241)	—	(2,322,871)	5,546,972
Net Income	—	—	—	6,165,379	—	—	6,165,379
Issuance of common stock	479,433	48	441,783	—		—	441,831
Balance, at December 31, 2004	12,790,799	1,279	44,100 636	(29,624,862)	—	(2,322,871)	12,154,182
Comprehensive Income:							
Net Income	—	—	—	6,411,249	—	—	6,411,249
Recognition of minimum pension liability (Footnote 9)	—	—	—	—	(5,616,000)	—	(5,616,000)
Total Comprehensive Income							795,249
Issuance of common stock associated with exercise of stock options	176,000	18	194,166	—	—	—	194,184
Issuance of common stock associated with exercise of stock warrants	206,395	20	(20)	—	—	—	—
Balance, at December 31, 2005	13,173,194	$ 1,317	$ 44,294,782	$ (23,213,613)	$ (5,616,000)	$ (2,322,871)	$ 13,143,615

See accompanying summary of accounting policies and notes to consolidated financial statements.

I.C. Isaacs & Company, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2005	2004	2003
Operating Activities			
Net income (loss)	$ 6,411,249	$ 6,165,379	$ (1,694,766)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Provision for doubtful accounts	1,016,475	370,387	202,111
Write off of accounts receivable	(632,475)	(329,387)	(172,111)
Provision for sales returns and discounts	4,198,983	4,088,959	2,477,904
Sales returns and discounts	(3,885,776)	(3,578,959)	(2,540,904)
Valuation allowance-deferred tax asset	(1,324,000)	(1,193,000)	—
Depreciation and amortization	567,000	641,095	756,831
Loss on sale of assets	—	—	414,650
Officers' compensation contribution	—	—	—
(Increase) decrease in assets			
Accounts receivable	(5,510,980)	(695,613)	(1,519,417)
Inventories	3,029,954	(4,462,706)	2,588,843
Prepaid expenses and other	105,352	(440,827)	138,257
Other assets	74,993	308,155	106,569
Increase (decrease) in liabilities			
Accounts payable	(1,034,442)	2,058,062	132,381
Accrued expenses and other current liabilities	(307,470)	3,276,321	438,804
Cash provided by operating activities	2,709,019	6,207,866	1,329,152
Investing Activities			
Proceeds from sale of assets	—	—	268,221
Capital expenditures	(1,291,090)	(1,858,489)	(181,042)
Cash (used in) provided by investing activities	(1,291,090)	(1,858,489)	87,179
Financing Activities			
Overdrafts	447,001	(197,441)	(428,641)
Net payments on revolving line of credit	(223,283)	(4,001,002)	(806,168)
Issuance of common stock	194,184	441,831	—
Principal payments on long-term debt	(1,938,314)	—	—
Cash on deposit to secure letter of credit	—	(250,000)	—
Deferred financing costs	—	(79,379)	—
Cash (used in) financing activities	(1,520,412)	(4,085,991)	(1,234,809)
(Decrease) increase in cash and cash equivalents	(102,483)	263,386	181,522
Cash and Cash Equivalents, at beginning of year	1,045,905	782,519	600,997
Cash and Cash Equivalents, at end of year	$ 943,422	$ 1,045,905	$ 782,519

See accompanying summary of accounting policies and notes to consolidated financial statements.

I.C. Isaacs & Company, Inc.
Summary of Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of I. C. Isaacs & Company, Inc. ("ICI"), I.C. Isaacs & Company, L.P. (the "Partnership"), Isaacs Design, Inc. ("Design") and I.C. Isaacs Far East Ltd. (collectively the "Company"). I.C. Isaacs Far East Ltd. did not have any significant revenue or expenses in 2005, 2004 or 2003. All intercompany balances and transactions have been eliminated.

Business Description

The Company, which operates in one business segment, is a designer and marketer of branded jeanswear and sportswear. The Company offers collections of jeanswear and sportswear for men and women under the Marithé and François Girbaud brand ("Girbaud brand") in the United States, Puerto Rico and the US Virgin Islands. The Girbaud brand is an internationally recognized designer label with a distinct European influence. The Company has positioned its Girbaud brand line with a broad assortment of products, styles and fabrications reflecting a contemporary European look. The Company markets a full collection of men's and women's jeanswear and sportswear under the Girbaud brand, including a broad array of bottoms, tops and outerwear.

Risks and Uncertainties

The apparel industry is highly competitive. The Company competes with many companies, including larger, well capitalized companies which have sought to increase market share through massive consumer advertising and price reductions. The Company continues to experience increased competition from many established and new competitors at both the department store and specialty store channels of distribution. The Company continues to redesign its jeanswear and sportswear lines in an effort to be competitive and compatible with changing consumer tastes. Also, the Company has developed and implemented marketing initiatives to promote its Girbaud brand. A risk to the Company is that such a strategy may lead to continued pressure on profit margins. In the past several years, many of the Company's competitors have switched much of their apparel manufacturing from the United States to foreign locations such as Mexico, the Dominican Republic and throughout Asia. As competitors lower production costs, it gives them greater flexibility to lower prices. Over the last several years, the Company also switched its production to contractors outside the United States to reduce costs. Since 2001, the Company has imported substantially all its inventory, excluding t-shirts, as finished goods from contractors in Asia. This shift in purchasing requires the Company to estimate sales and issue purchase orders for inventory well in advance of receiving firm orders from its customers. A risk to the Company is that its sales estimates may differ from actual orders. If this happens, the Company may miss sales because it did not order enough inventory, or it may have to sell excess inventory at reduced prices. The Company faces other risks inherent in the apparel industry. These risks include changes in fashion trends and related consumer acceptance and the continuing consolidation in the retail segment of the apparel industry. The Company's ability, or inability, to manage these risk factors could influence future financial and operating results.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions, particularly regarding valuation of accounts receivable and inventory, recognition of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customer base is not concentrated in any specific geographic region, but is concentrated in the retail industry. For the years ended December 31, 2005, 2004 and 2003, sales to one customer were $6,419,000, $7,713,000, and $5,156,000. These amounts constitute 7.7%, 9.6% and 8.0% of total sales, respectively. As of December 31, 2005 and 2004, the Company had one customer the represented 11.4% and 13.1% of accounts receivable respectively. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company's account receivable write-off's as a percentage of net sales were 0.8%, 0.4% and 0.3% for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents, which it minimizes by placing these funds with high-quality institutions. The Company is exposed to credit losses in the event of nonperformance by the counterparties to letter of credit agreements, but it does not expect any financial institutions to fail to meet their obligation given their high credit rating.

Revenue Recognition

Net revenue is recognized upon the transfer of title and risk of ownership to customers. Revenue is recorded net of discounts, as well as provisions for estimated returns and allowances. On a seasonal basis, the Company negotiates price adjustments with its retail customers as sales incentives. The Company estimates the cost of such adjustments on an ongoing basis considering historical trends, projected seasonal results and an evaluation of current economic conditions. These costs, which have been recorded as a reduction to net revenue, were $3,710,000, $3,777,000 and $1,920,000 for the years ended December 31, 2005, 2004 and 2003 respectively.

Sales are recognized upon shipment of products. Allowances for estimated returns are provided by the Company when sales are recorded by reviewing trends and returns on a historical basis. Shipping and handling fees billed to customers are classified in net sales in the consolidated statements of operations. Shipping and handling costs incurred are classified in distribution and shipping in the consolidated statements of operations.

Inventory, Cost of Goods Sold and Operating Expenses

Inventories are stated at the lower of cost or market. Inventory cost is determined by the first-in, first-out (FIFO) method. The Company includes in inventory costs and cost of goods sold all costs and expenses related to obtaining merchandise incurred prior to the receipt of finished goods at the Company's distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs, as well as insurance, duties, brokers' fees and consolidators' fees. The Company did not experience abnormal amounts of idle facility expense, freight, handling costs, or excessive spoilage which required treatment as current period charges in 2005, 2004 nor 2003.

The Company includes in selling, general and administrative expenses costs incurred subsequent to the receipt of finished goods at its distribution facilities, such as the cost of picking and packing goods for delivery to customers. In addition, selling, general and administrative expenses include product design costs, selling and store service costs, marketing expenses and general and administrative expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by the straight-line method. Leasehold improvements are amortized using the shorter of the straight-line method over the life of the lease or the estimated useful life of the improvement.

Asset Impairment

The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock Options

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation Transition and Disclosure – An Amendment to FAS No. 123" ("SFAS 148"), but applies the intrinsic value method set forth in Accounting Principles Board Opinion No. 25 for stock options granted to employees. If the Company had elected to recognize compensation expense based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 148, net loss per share would have been changed to the pro forma amount indicated below. Effective 2006, the Company will be required to recognize this compensation expense. The Company anticipates 2006 expense to be approximately $535,000 for options currently granted.

For stock options granted to employees and non-employee directors in 2005, 2004 and 2003 (see Footnote 7), the Company estimated the fair value of each option granted using the Black-Scholes option-pricing model. In 2005, the Company used the following assumptions: risk-free interest rate of 4.5%, expected volatility of 120%, expected average option life of 3 to 6 years and no dividend payments for 2005 for options to purchase 100,000, 20,000 120,000 and 75,000 shares granted in December, August, June and February 2005 respectively. Using these assumptions, the per share fair value of each of 2005 option grants ranged from $3.16 to $5.49. In 2004 and 2003, the Company used the following assumptions: risk-free interest rate of 3.04%, 2.75%, 2.46%, 2.78%, and 2.91% for options to purchase 25,000, 500,000, 175,000, 225,000, and 25,000 shares granted in March 2004, December 2003, July 2003, March 2003 and February 2003, respectively, expected volatility of 75%, expected option life of 5 years and no dividend payments for 2004 or 2003. Using these assumptions, the per share fair value of each of such option grants was $0.55 for the March 2004 grant, $0.60, $0.86, $0.42 and $0.42, for the December, July, March and February, 2003 grants, respectively.

	Year ended December 31,		
	2005	2004	2003
Net income (loss) attributable to common stockholders, as reported	$ 6,411,249	$ 6,165,379	$ (1,694,766)
Total stock-based employee compensation expense determined under the fair value based method for all awards	(977,538)	(286,187)	(231,448)
Pro forma net income (loss) attributable to common stockholders	$ 5,433,711	$ 5,879,192	$ (1,926,214)
Basic net income (loss) per common share, as reported	$ 0.55	$ 0.55	$ (0.15)
Basic net income (loss) per common share, pro forma	$ 0.46	$ 0.52	$ (0.17)
Diluted net income (loss) per common share, as reported	$ 0.48	$ 0.46	$ (0.15)
Diluted net income (loss) per common share, pro forma	$ 0.41	$ 0.44	$ (0.17)

Advertising Costs

Direct advertising costs included in selling expenses are expensed as incurred and were $475,152, $749,908 and $559,966 for the years ended December 31, 2005, 2004 and 2003 respectively. These are included in the promotional license requirement discussed in Footnote 8.

Cash Equivalents

For purposes of the statements of cash flows, all temporary investments purchased with a maturity of three months or less are considered to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred taxes are determined using the liability method which requires the recognition of deferred tax assets and liabilities based on differences between the financial statement and the income tax basis using presently enacted tax rates.

Fair Value of Financial Instruments

Financial instruments of the Company include cash and cash equivalents, accounts receivable, short-term investments and long and short-term debt. Fair values of cash and cash equivalents, accounts receivable, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Based upon the current borrowing rates available to the Company, estimated fair values of long-term debt approximate their recorded amounts.

Net Income or Loss Per Share

Net income or loss per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding. Basic loss per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. In 2005 and 2004, diluted income per share reflects the potential dilution of securities that could share in the earnings of the Company. There were outstanding employee stock options of 1,174,167, 1,590,817, and 2,070,250, at December 31, 2005, 2004 and 2003, respectively and outstanding warrants of 250,000, 500,000 and 500,000 at the end of 2005, 2004 and 2003 respectively and 120,000 director stock options at December 31, 2005. For 2005 and 2004, all options and warrants were included in the diluted net income per share calculation. Basic and diluted loss per share are the same during 2003 as these stock options and warrants were excluded from the computation of net loss per share as their inclusion would have been anti-dilutive.

Comprehensive Income

The Company has adopted the provisions of Statement No. 130, "Reporting Comprehensive Income" (See Footnote 9. Retirement Plan).

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. SFAS 123(R), is effective for public companies for annual periods beginning after June 15, 2005. Accordingly, the Company will adopt 123(R) January 1, 2006. From and after that date, pro forma disclosure will no longer be an alternative to financial statement recognition. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on the Company's results of operations. The impact of adoption of Statement 123(R) and its approximated impact on prior periods had the Company adopted Statement 123(R) in prior periods, is further described in the disclosures included in the

Summary of Accounting Policies – Stock Options. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In May 2005, The FASB issued Statement No. 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. FASB Statement No. 154, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, replaces APB Opinion No. 20, *Accounting Changes,* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. FASB Statement No. 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FASB Statement No. 154 requires retrospective application (the application of a different accounting principle to prior accounting periods as if that principle had always been used) to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not believe FASB Statement No. 154 will have a material effect on its financial statements.

In May 2005,the FASB released FASB Interpretation No. 47, or FIN 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of FASB Statement No. 143. FIN 47 is effective for fiscal years ending after December 15, 2005 and clarifies that the term *conditional asset retirement obligation* as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 did not have an effect on the Company's financial statements.

In February 2006, the FASB issued FASB Statement No. 155, "*Accounting for Certain Hybrid Financial Instruments*" (SFAS155) , which nullifies and amends various accounting guidance relating to accounting for derivative instruments and securitization transactions. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions. This statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. Because we do not have any material derivative instruments or securitization transactions, we believe there will be no material impact on our financial condition, results of operations or cash flows upon adoption.

Notes to Consolidated Financial Statements

1. Inventories

Inventories consist of the following:

	December 31, 2005	December 31, 2004
Work-in-process	$ 1,115,107	$ 227,444
Finished goods	4,172,376	8,089,993
	$ 5,287,483	$ 8,317,437

2. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31, 2005	December 31, 2004	Estimated Useful Lives
Land	$ 149,160	$ 149,160	
Buildings and improvements	1,262,892	1,262,892	18 years
Machinery, equipment and fixtures	4,699,117	4,415,628	5-7 years
Leasehold improvements and other	6,046,741	5,652,769	various
	12,157,910	11,480,449	
Less accumulated depreciation and amortization	9,319,283	9,392,216	
	$ 2,838,627	$ 2,088,233	

Depreciation and amortization expense for 2005, 2004 and 2003 totaled $540,696, $547,345 and $501,953 respectively.

3. Long-term Debt

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
Revolving line of credit (a)(b)	$ —	$ 223,283
Notes payable (c)	4,619,594	6,557,908
Total	4,619,594	6,781,191
Less current maturities of revolving line of credit	—	223,283
Less current maturities of long-term debt	2,893,128	3,366,180
	$ 1,726,466	$ 3,191,728

(a) On December 30, 2004, the Company entered into a three year credit facility (the "Credit Facility") with Wachovia Bank, National Association ("Wachovia"). The Credit Facility provides that the Company may borrow, using as collateral, up to 85% of eligible accounts receivable and a portion of eligible inventory, both as defined by the Credit Facility. Borrowings under the Credit Facility may not exceed $25.0 million including outstanding letters of credit which are limited to $8.0 million at any one time. There were approximately $1.8 million of outstanding letters of credit at December 31, 2005. The Credit Facility accords to the Company the right, at its election, to borrow these amounts as either Prime Rate Loans or LIBOR Loans. Prime Rate Loans bear interest at the prime rate plus the applicable margin in effect from time to time. LIBOR Loans are limited to three in total, must be a minimum of $1,000,000 each and in integral multiples of $500,000 in excess of that amount, and bear interest at the LIBOR rate plus the applicable margin in effect from time to time. The applicable margins, as defined by the Credit Facility, fluctuate from 0.00% to 0.75% for the Prime Loans and 2.00% to 2.75% for LIBOR Loans. The applicable margins are inversely affected by fluctuations in the amount of "excess availability" – the unused portion of the amount available under the facility – which are in staggered increments from less then $2.5 million to $7.5 million. The Prime Rate and the LIBOR Rate were 7.00% and 4.8226% respectively at December 31, 2005. All the amounts borrowed under the credit facility at December 31, 2005 were Prime Rate Loans and the effective rate was 7.25% at that time. Starting in 2005, the Credit Facility also required the Company to comply with certain covenants expressed as fixed charge coverage ratios and tangible liability to net worth ratios. As collateral security for its obligations under the Credit Facility, ICI and the LP granted a first priority security interest in all of their respective assets to Wachovia. The Company paid $79,379 as a facility fee to Wachovia in connection with the consummation of the Credit Facility. That fee is deferred and is being amortized over the life of the Credit Facility. The Company amortized $26,480 or these fees in 2005. In January and February 2006, the Company was in violation of the fixed charge coverage ratio covenant of the Credit Facility and has received a waiver from Wachovia for these violations.

(b) Prior to December 30, 2004, the Company had an asset-based revolving line of credit (the "Credit Agreement") with Congress Financial Corporation ("Congress"). This Credit Agreement, as amended, provided that the Company could have borrowed up to 80.0% of net eligible accounts receivable and a portion of inventory. Borrowings under the Credit Agreement could not exceed $20.0 million, including outstanding letters of credit which were limited to either $4.0 million or $6.0 million at various times during the year. These borrowings bore interest at the lender's prime rate of interest plus 2.25% (effectively 6.50% at December 30, 2004). In connection with amending the Credit Agreement in December 2002, March 2003 and November 2003, the Company paid and deferred certain financing fees and either expensed as paid or amortized them over the remaining life of the amended Credit Agreement. The Company expensed or amortized $125,000 and $250,000 of these fees in 2004 and 2003.

Average short-term borrowings and the related interest rates are as follows:

Substantially all 2004 information relates to the Congress Credit Agreement	Year Ended December 31, 2005	Year Ended December 31, 2004
Borrowings under revolving line of credit	$ —	$ 223,283
Weighted average interest rate	6.95%	6.50%
Maximum month-end balance during year	$ 1,879,000	$ 6,433,000
Average month-end balance during year	$ 1,048,000	$ 4,056,270

(c) On May 6, 2002, Textile Investment International S.A. ("Textile"), an affiliate of Latitude Licensing Corp. ("Latitude"), the licensor of the Company, acquired a note that the Company had issued to a former licensor. On May 21, 2002, Textile exchanged that note for an amended and restated note bearing interest at the rate of 8% per annum, (the "Replacement Note"), which subordinated Textile's rights under the note to the rights of Congress under the Credit Agreement, deferred the original note's principal payments and extended the maturity date of the note until December 31, 2007. In connection with the execution of the Credit Facility, the Replacement Note was further amended and restated to subordinate Textile's rights to the rights of Wachovia under the Credit Facility (the "Amended and Restated Replacement Note" and together with the Replacement Note, the "Textile Notes"). Pursuant to the subordination provisions of the Textile Notes, the Company was obligated to defer the payments that otherwise would have been due thereunder during each calendar quarter commencing with the quarter ended December 31, 2002 and continuing through March 31, 2005. Also, pursuant to the provisions of the Textile Notes, the non-payment and deferral of those payments did not constitute a default thereunder. Pursuant to amendments to the licensing agreements executed in December 2004, the payment of approximately $2.3 million of minimum and additional royalties that otherwise would have been payable in 2004 was deferred, and the payment thereof became due and payable during the 18 month period which commenced in June 2005 (see Note 8). Pursuant to an Intercreditor and subordination agreement entered into by Wachovia and Textile in connection with the consummation of the Credit Facility, Textile was permitted to elect to authorize the Company to defer the payment of quarterly amounts that otherwise would have been due and payable under the Amended and Restated Replacement Note and apply such amount in payment of deferred royalties under the licensing agreements. As of June 30, 2005, all 2004 deferred royalty payments were paid in full. The obligations under the Textile Notes have been classified as current or long-term based upon the respective original due dates of the quarterly payments specified in the Replacement Note or the Amended and Restated Replacement Note, as the case may be. Accordingly, each deferred quarterly payment has been classified as current even though the payment thereof may not be paid until a future year. As allowed under the Credit Facility, the Company resumed making payments on the Textile Notes in the third quarter of 2005 and made a total of $2,090,000 in principal and interest payments on those notes in 2005.

At December 31, 2005, long-term debt maturities were as follows:

2006	$ 2,893,128
2007	1,726,466
	$ 4,619,594

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2005	December 31, 2004
Litigation settlement	$ 1,750,000	$ —
Accrued interest	1,312,134	1,136,023
Royalties & other licensor obligations, Note 8	771,537	2,489,274
Management & selling bonuses	470,047	1,087,442
Property taxes	318,607	19,895
Accrued professional fees	289,769	51,650
Accrued rent expense	166,603	111,000
Sales commissions payable	157,039	51,629
Accrued compensation	145,692	120,871
Customer credit balances	60,224	82,832
Payroll tax withholdings	14,193	71,934
Severance accrual	—	290,570
Income taxes payable	—	148,000
Other	36,259	138,454
	$ 5,492,104	$ 5,799,574

5. Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. As of December 31, 2005 and 2004, the Company has net operating loss carry forwards for income tax reporting purposes of approximately $34,706,000 and $41,353,000 respectively, which represent deferred tax assets of approximately $13,633,000 and $15,908,000 respectively. These net operating losses begin to expire in 2014. Through 2003, no income tax benefit had been recorded due to the uncertainty over the Company's ability to generate taxable income beyond 2003. As a result of the income the Company generated in 2005 and 2004, the Company's management reevaluated its net operating losses and the related valuation allowances and has recognized a net income tax benefit of $ 1,178,000 and $1,045,000 for 2005 and 2004 respectively.

Significant items comprising the Company's deferred tax assets are as follows:	December 31, 2005	December 31, 2004
Net operating loss carry forwards	$ 13,633,000	$ 15,908,000
Minimum pension liability	2,206,000	—
Depreciation and amortization	806,000	764,000
Bonus accrual	255,000	—
Accrued royalty payments	—	915,000
Accrued interest payable	523,000	446,000
Capital loss carryforward	163,000	163,000
Allowance for doubtful accounts	216,000	124,000
Inventory valuation	51,000	51,000
Litigation settlement and accrued severance	735,000	114,000
Contribution carryovers	46,000	44,000
Deferred rent payments	65,000	—
State tax accrual	106,000	—
AMT credits	272,000	—
Other	21,000	21,000
	19,098,000	18,550,000
Valuation allowance	(16,581,000)	(17,357,000)
Net deferred tax asset	$ 2,517,000	$ 1,193,000

A reconciliation between the statutory and effective tax rates is as follows:	Year Ended December 31, 2005	2004	2003
Federal statutory rate	34.0%	34.0%	(35.0)%
State and local taxes, net of federal benefit	4.5	4.0	(4.0)
Permanent differences	(4.0)	2.0	1.0
Alternative minimum taxes	2.0	2.0	—
(Benefit) expense of valuation allowance	(59.0)	(62.4)	38.0
	(22.5)%	(20.4)%	— %

The 2005 net tax benefit is derived from the following components:	Year Ended December 31, 2005 Federal	State	Total
Current tax expense	$ (146,000)	$ —	$ (146,000)
Deferred tax benefit	1,054,000	270,000	1,324,000
Net income tax benefit	$ 908,000	$ 270,000	$ 1,178,000

No reconciliation for 2003 was provided as there was no tax expense or benefit for that year.

6. Stockholders' Equity

The Company currently holds 1,176,709 of common stock shares in its treasury at a cost of $2,322,871.

Prior to 2003, the Company granted warrants to purchase 500,000 shares of the Company's Common Stock for $0.75 per share to Textile. On April 13, 2005, Textile assigned these warrants to an unaffiliated entity. In December 2005, this unaffiliated entity exercised its right to purchase 250,000 shares. In accordance with the net issuance formula contained in the warrants and in lieu of paying $0.75 per share, the unaffiliated entity gave up the right to purchase 43,605 shares and received 206,395 shares in the transaction based upon a closing price of $4.30 per share on the exercise date.

7. Stock Options

Omnibus Stock Option Plan

In May 1997, the Company adopted the 1997 Omnibus Stock Plan (the "Plan"). Under the Plan, as amended in 1999, 2002 and as amended and restated in 2003, the Company may grant qualified and nonqualified stock options, stock appreciation rights, restricted stock or performance awards, payable in cash or shares of common stock, to selected employees. The Company has reserved 2,200,000 shares of common stock for issuance under the Plan.

A summary of stock options outstanding and exercisable as of December 31, 2005, 2004 and 2003 is as follows:

Options outstanding at December 31, 2005				Options exercisable at December 31, 2005	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.48 to $0.60	166,667	6.52	$0.570	158,333	$0.575
$0.87 to $2.125	712,500	3.03	$1.215	529,167	$1.309
$3.10 to $6.95	295,000	7.30	$4.539	—	—
$0.48 to $6.95	1,174,167	4.60	$1.959	687,500	$1.140

Options outstanding at December 31, 2004				Options exercisable at December 31, 2004	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30 to $0.60	364,667	5.80	$0.568	198,000	$0.551
$0.87 to $2.125	1,226,150	4.35	$1.260	867,817	$1.390
$0.30 to $2.125	1,590,817	4.59	$1.101	1,065,817	$1.234

Options outstanding at December 31, 2003				Options exercisable at December 31, 2003	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.30 to $0.60	645,000	6.26	$0.193	—	$ —
$0.90 to $2.125	1,425,250	5.86	$0.978	1,425,250	$1.311
$0.30 to $2.125	2,070,250	5.98	$0.679	1,425,250	$1.311

The following table relates to options activity in 2003, 2004 and 2005 under the Plan:	Number of Options	Weighted Average Exercise Price Per Option
Granted	925,000	0.770
Cancelled	(161,000)	1.380
Options outstanding at December 31, 2003	2,070,250	1.076
Cancelled	(25,000)	0.600
Granted	25,000	0.870
Exercised	(479,433)	0.922
Options outstanding at December 31, 2004	1,590,817	1.101
Cancelled	(435,650)	1.423
Granted	195,000	5.277
Exercised	(176,000)	1.103
Options outstanding at December 31, 2005	1,174,167	1.959
Options exercisable at December 31, 2005	687,500	1.140

Non-employee Directors Stock Option Plan

In June 2005, the Board of Directors of the Company and the Company's stockholders adopted Non-Employee Directors Stock Option Plan (the "Directors Plan") non-employee directors receive automatic grants of options to purchase common stock in amounts that are specified by such plan. The exercise prices of all options granted under the Directors Plan are fixed at 100% of the market price of the common stock on each grant date. The Company has reserved 450,000 shares of common stock for issuance under the Directors Plan. Options to purchase 120,000 shares of common stock with a weighted average exercise price of $5.60 per share were granted under the Directors Plan during 2005, all of which were outstanding and unexercised at December 31, 2005.

8. Commitments and Contingencies

Operating Leases

The Company rents real and personal property under leases expiring at various dates through 2014. Certain of the leases stipulate payment of real estate taxes and other occupancy expenses. Minimum annual rental commitments under noncancellable operating leases in effect at December 31, 2005 are summarized as follows:

	Showrooms & Office Space	Computer & Office Equipment	Total
2006	$ 399,043	$ 120,622	$ 519,665
2007	409,018	62,862	471,880
2008	419,244	38,007	457,251
2009	432,808	—	432,808
2010	477,545	—	477,545
Thereafter	2,031,492	—	2,031,492
	$ 4,169,150	$ 221,491	$ 4,390,641

In July 2004, the Company signed a 10 year lease to relocate its New York offices and showrooms. The Company will expense the rent payments on a straight line basis in accordance with the provisions of SFAS No. 13 "Accounting for Leases" starting October 2004, the date the Company obtained access to the facility. Also, in connection with this lease, the Company has provided to the lessor a $250,000 letter of credit and has provided a deposit for this amount to the bank as security for this letter of credit. As the use of these funds is restricted, this deposit is classified as a non-current asset.

Total rent expense is as follows:	Year Ended December 31,		
	2005	2004	2003
Minimum rentals	$ 504,526	$ 386,345	$ 475,966
Other lease costs	116,497	40,631	154,437
	621,023	426,976	$ 630,403

Licenses

Girbaud Men's Licensing Agreement

The Company has entered into an exclusive license agreement with Latitude to manufacture and market men's jeanswear, casual wear, outerwear and active influenced sportswear under the Girbaud brand and certain related trademarks in the United States, Puerto Rico and the U.S. Virgin Islands. The terms of the agreement will expire at the end of 2007. The Company has the option to extend the terms the agreement through the end of 2011. Under the agreement as amended, the Company is required to make royalty payments to the licensor in an amount equal to 6.25% of net sales or regular licensed merchandise and 3.0% of certain irregular and closeout licensed merchandise. The Company is obligated to pay the greater of actual royalties earned or minimum guaranteed annual royalties of $3,000,000 through 2007. The Company is required to spend the greater of an amount equal to 3% of Girbaud men's net sales or $500,000 in advertising and related expenses promoting the men's Girbaud brand products in each year through the term of the Girbaud men's agreement. If Latitude mounts any fashion shows in the Company's territory, the Company also is required to participate in up to two of such shows, and to pay $75,000 to Latitude with respect thereto. The Company has agreed to increase the minimum annual amount of these expenditures under the men's license agreement by $200,000 in each of the years 2007, 2008 and 2009 in order to, among other things, facilitate and support a repositioning of the Girbaud brand for better store distribution.

Girbaud Women's Licensing Agreement

The Company has entered into an exclusive license agreement with Latitude to manufacture and market women's jeanswear, casual wear, and active influenced sportswear under the Girbaud brand and certain related trademarks in the United States, Puerto Rico, and the U.S. Virgin Islands. The terms of the agreement will expire at the end of 2007. The Company has the option to extend the terms the agreement through the end of 2011. Under the agreement as amended, the Company is required to make royalty payments to the licensor in an amount equal to 6.25% of net sales or regular licensed merchandise and 3.0% of certain irregular and closeout licensed merchandise. The Company is obligated to pay the greater of actual royalties earned or minimum guaranteed annual royalties of $1,500,000 through 2007. The Company is required to spend the greater of an amount equal to 3% of Girbaud women's net sales or $400,000 in advertising and related expenses promoting the women's Girbaud brand products in each year through the term of the Girbaud women's agreement. If Latitude mounts any women's fashion shows in the Company's territory, the Company also is required to participate in up to two of such shows, and to pay $75,000 to Latitude with respect thereto. The Company has agreed to increase the minimum annual amount of these expenditures under the women's license agreement to $200,000 in each of the years 2007, 2008 and 2009 in order to, among other things, facilitate and support a repositioning of the Girbaud brand for better store distribution. In addition, while the agreement is in effect the Company is required to pay $190,000 per year to the licensor for advertising and promotional expenditures related to the Girbaud brand.

During each of the six years ended December 31, 2005, the amounts of advertising and related expenses incurred by the Company in marketing the Girbaud brand products were less than the amounts required under the agreements. In each of the various amendments to the men's and women's license agreements which were executed in 2002 – 2004, Latitude and the Company confirmed to one another that neither party was in default to the other in the performance of any of the obligations owed by either of them to the other. On March 29, 2006, Latitude also waived the Company's failure to spend the minimum amounts required under the men's and women's license agreements in 2005.

Pursuant to amendments to the licensing agreements executed in December 2004 (see Note 3), the payment of approximately $2.3 million of minimum and additional royalties that otherwise would have been payable in 2004 was deferred. All 2004 deferred royalty payments were paid in full during 2005 and all 2005 royalty payments were paid in full when due in 2005.

Following is a schedule of the Company's commitment obligations as of December 31, 2005:

Summary schedule of commitments:		Payments Due By Period			
	Total	Current	1-3 years	4-5 years	After 5 years
Operating leases	$ 4,390,641	$ 519,665	$ 929,131	$ 910,353	$ 2,031,492
Employment agreements	2,563,500	1,296,500	1,267,000	—	—
Licensing agreement fee obligations (*)	9,388,265	4,888,265	4,500,000	—	—
Licensing agreement fashion show obligations(*)	825,000	525,000	300,000	—	—
Licensing agreement creative & advertising fee obligations (*)	410,000	220,000	190,000	—	—
Promotional expense license requirement(*)	2,200,000	900,000	1,300,000	—	—
Total contractual obligations	$ 19,777,406	$ 8,349,430	$ 8,486,131	$ 910,353	$ 2,031,492

(*) License agreement obligations include amounts accrued but unpaid at December 31, 2005 as well as obligation commitments for years subsequent to that date.

Employment Agreements

The Company is party to employment agreements with three officers which provide for specified levels of compensation and certain other benefits. The agreements, which expire between 2007 and 2008, also provide for severance payments from the termination date through the expiration date under certain circumstances.

9. Retirement Plan

The Company sponsors a defined benefit pension plan that covers substantially all employees with more than one year of service. The Company's policy is to fund pension costs accrued. Contributions to the plan reflect benefits attributed to employees' service to date, as well as service expected to be earned in the future. The benefits are based on the number of years of service and the employee's compensation during the three consecutive complete years of service prior to or including the year of termination of employment. Plan assets consist primarily of common stocks, fixed income securities and cash. The latest available actuarial valuation is as of December 31, 2005. Pension expense for 2005, 2004 and 2003 was approximately $398,000, $446,000, and $349,000 respectively, and includes the following components:

	Years Ended December 31,		
	2005	2004	2003
Service cost of current period	$ 77,000	$ 60,000	$ 54,000
Interest on the above service cost	6,000	4,000	4,000
	83,000	64,000	58,000
Interest on the projected benefit obligation	520,000	522,000	450,000
Expected return on plan assets	(584,000)	(556,000)	(519,000)
Amortization of prior service cost	43,000	43,000	43,000
Amortization of loss	336,000	373,000	317,000
Pension cost	$ 398,000	$ 446,000	$ 349,000

The following table sets forth the Plan's funded status and amounts recognized at December 31, 2005, 2004 and 2003:	Years ended December 31,		
	2005	2004	2003
Vested benefits	$ 8,727,000	$ 6,704,000	$ 5,764,000
Nonvested benefits	26,000	30,000	30,000
Accumulated benefit obligation	8,753,000	6,734,000	5,794,000
Effect of anticipated future compensation levels and other events	(1,549,000)	425,000	245,000
Projected benefit obligation	7,204,000	7,159,000	6,039,000
Fair value of assets held in the plan	7,376,000	7,438,000	7,396,000
Deficit of projected benefit obligation over plan assets	172,000	279,000	1,357,000
Unrecognized net loss from past experience different from that assumed	4,067,000	4,000,000	3,150,000
Adjustment to record minimum liability	(5,616,000)	—	—
Unrecognized prior service cost	—	43,000	85,000
Net (minimum pension liability) prepaid periodic pension cost	$ (1,377,000)	$ 4,322,000	$ 4,592,000

With respect to the above table, the weighted average discount rate used to measure the projected benefit obligation and net (minimum pension liability) prepaid periodic pension cost was 5.75% for 2005 and 7.5% for both 2004 and 2003; the rate of increase in future compensation levels is 3%; and the expected long-term rate of return on assets is 8%. At December 31, 2005, the accumulated benefit obligation exceeded the fair value of the Plan's assets which created a net minimum pension liability of $1,377,000 which is included as a non-current liability in the accompanying consolidated balance sheets. Prior to December 31, 2005, the fair value of the Plan's assets exceeded the accumulated benefit obligation and a net prepaid periodic pension cost of $4,322,000 and $4,592,000 is included in other assets in the accompanying consolidated balance sheets at December 31, 2004 and 2003 respectively. To recognize the minimum pension liability, the Company recorded an adjustment of $5,616,000 as other comprehensive income in the fourth quarter of 2005.

The following sets forth the Plan's change in benefit obligation for 2005 and 2004:	Years Ended December 31, 2005	Years Ended December 31, 2004
Benefit obligation at beginning of year	$ 7,159,000	$ 6,039,000
Service cost	83,000	64,000
Interest cost	520,000	22,000
Benefits paid	(664,000)	(779,000)
Actuarial loss	106,000	1,313,000
Benefit obligation at end of period	$ 7,204,000	$ 7,159,000

The following sets forth the Plan's change in plan assets for 2005 and 2004:	Years Ended December 31, 2005	Years Ended December 31, 2004
Fair value of plan assets at beginning of year	$ 7,438,000	$ 7,396,000
Return on plan assets	584,000	556,000
Employer contributions	315,000	175,000
Benefits paid	(664,000)	(779,000)
Assets gain/(loss) deferred	(297,000)	90,000
Fair value of plan assets at end of year	$ 7,376,000	$ 7,438,000

The plan's fiduciaries set investment policies and strategies for the trust. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return. The plan's fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

The Company's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:	December 31, 2005	December 31, 2004
Equity Securities	67%	70%
Debt Securities	28%	20%
Cash Accounts	5%	10%
	100%	100%

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:	Pension Benefits
2006	$ 113,000
2007	154,000
2008	189,000
2009	211,000
2010	220,000
Years 2011-2015	1,628,000
	$ 2,515,000

10. Supplemental Disclosures of Cash Flow Information

Cash paid during the year for interest amounted to $259,771, $295,077 and $499,166 for 2005, 2004 and 2003, respectively. Cash paid during 2005 for income taxes amounted to $304,000. The Company did not make any income tax payments in 2004 or 2003.

Non-cash effect of recording minimum pension liability and exercise of stock warrants	2005	2004	2003
Recognition of minimum pension liability	$ (5,616,000)	$ —	$ —
Exercise of stock warrants	20	—	—

11. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2005 and 2004 is as follows:

	Quarter			
2005	First	Second	Third	Fourth
Net sales	$ 23,701,942	$ 21,749,284	$ 20,296,262	$ 17,541,447
Gross profit	9,951,014	8,842,470	8,796,480	6,628,826
Net income (loss)	2,503,256	2,019,873	2,271,815	(383,695)
Basic earnings per share	$ 0.21	$ 0.17	$ 0.19	$ (0.03)
Diluted earnings per share	$ 0.18	$ 0.15	$ 0.17	$ (0.03)

	Quarter			
2004	First	Second	Third	Fourth
Net sales	$ 20,764,668	$ 19,667,444	$ 21,888,273	$ 18,329,009
Gross profit	7,246,289	7,456,847	9,629,472	6,733,692
Net income	864,581	1,313,466	2,488,531	1,498,801
Basic earnings per share	$ 0.08	$ 0.12	$ 0.22	$ 0.13
Diluted earnings per share	$ 0.07	$ 0.11	$ 0.18	$ 0.11

1. Earnings (loss) per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

2. On February 14, 2006, without admitting or denying any liability, the Company settled the arbitration proceedings commenced against it and its wholly owned subsidiary, I.C. Isaacs & Company, L.P. (the "L.P.") by a former executive. Pursuant to the settlement, the Company paid the sum of $1.75 million in February 2006 and recorded this settlement as a charge to expense in the fourth quarter of 2005.

SCHEDULE II
I. C. Isaacs & Company, Inc.
Valuation and Qualifying Accounts

Description	Balance Beginning of the Year	Charged to Costs and Expenses	Deduction	Balance at End of Year
Year Ended December 31, 2003				
Allowance for doubtful accounts	$ 245,000	$ 202,000	$ (172,000)	$ 275,000
Merchandise allowances	1,558,000	1,920,000	(2,317,000)	1,161,000
Reserve for sales returns and discounts	126,000	2,477,000	(2,540,000)	63,000
Year Ended December 31, 2004				
Allowance for doubtful accounts	$ 275,000	$ 370,000	$ (329,000)	$ 316,000
Merchandise allowances	1,161,000	3,777,000	(3,197,000)	1,741,000
Reserve for sales returns and discounts	63,000	4,089,000	(3,579,000)	573,000
Year Ended December 31, 2005				
Allowance for doubtful accounts	$ 316,000	$ 1,016,000	$ (632,000)	$ 700,000
Merchandise allowances	1,741,000	3,710,000	(4,278,000)	1,173,000
Reserve for sales returns and discounts	573,000	4,199,000	(3,886,000)	886,000

Exhibit Index

Exhibit No.	Description
3.01	Amended and Restated Certificate of Incorporation (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 3.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).
3.02	Amended and Restated By-laws (a copy of which was filed as Exhibit 3.02 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).
3.03	Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on November 15, 1999 as Exhibit 3.03 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and is hereby incorporated herein by this reference).
3.04	Certificate of Amendment to the Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on April 2, 2001 as Exhibit 3.04 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and is hereby incorporated herein by this reference.
3.05	Second Certificate of Amendment to the Certificate of Designation of the Series A Convertible Preferred Stock of the Company (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 3.05 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).
3.06	Certificate of Amendment of Amended and Restated Certificate of Incorporation (a copy of which was filed with the Commission on August 14, 2003 as Exhibit 3.06 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "June 2003 10-Q"), and is hereby incorporated herein by this reference).
4.01	Specimen Common Stock Certificate (a copy of which was filed with the Commission on October 3, 1997 as Exhibit 4.01 to the Company's Registration Statement on Form S-1 (the "S-1 Registration Statement"), and is hereby incorporated herein by this reference).
4.02	Warrant No. 1 issued by the Company to Textile Investment International S.A. ("Textile") for the purchase of 300,000 shares of Common Stock (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 4.02 to the September 2002 10-Q, and is hereby incorporated herein by this reference).
4.03	Warrant No. 2 issued by the Issuer to Textile for the purchase of 200,000 shares of Common Stock (a copy of which was filed as Exhibit 4.03 to the September 2002 10-Q, and is hereby incorporated herein by this reference).
4.04	Amended and Restated Omnibus Stock Plan as in effect on June 30, 2003 (a copy of which was filed as Exhibit 4.04 to the June 2003 10-Q, and is hereby incorporated herein by this reference).
4.05	2005 Non-Employee Directors Stock Option Plan (a copy of which was filed with the Commission on August 10, 2005 as Exhibit 4.05 to Amendment No. 1 to the Company's Registration Statement on Form S-2 (the "S-2 Amendment"), and is hereby incorporated herein by this reference).
10.01	Form of Indemnification Agreement (a copy of which was filed as Exhibit 10.09 to the S-1 Registration Statement, and is hereby incorporated herein by this reference).
10.02	Girbaud Trademark License and Technical Assistance Agreement dated November 1, 1997 (a copy of which was filed with the Commission on November 26, 1997 as Exhibit 10.26 to

Amendment No. 2 to the S-1 Registration Statement ("S-1 Amendment 2"), and is hereby incorporated herein by this reference).

10.03 Defined Benefit Pension Plan (a copy of which was filed with as Exhibit 10.27(a) to S-1 Amendment No. 2, and is hereby incorporated herein by this reference).

10.04 First Amendment to Defined Benefit Pension Plan (a copy of which was filed as Exhibit 10.27(b) to S-1 Amendment 2, and is hereby incorporated herein by this reference).

10.05 Girbaud Trademark License and Technical Assistance Agreement dated January 15, 1998 (a copy of which was filed with the Commission on March 27, 1998 as Exhibit 10.26(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K"), and is hereby incorporated herein by this reference).

10.06 Girbaud Trademark License and Technical Assistance Agreement for Women's Collection dated March 4, 1998 (a copy of which was filed as Exhibit 10.26(b) to the 1997 10-K, and is hereby incorporated herein by this reference).

10.07 Amendment No. 1 dated June 18, 1998 to Girbaud Trademark and Technical Assistance Agreement for Women's Collection (a copy of which was filed with the Commission on August 12, 1998 as Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and is hereby incorporated herein by this reference).

10.08 Amendment No. 1 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed with the Commission on March 30, 1999 as Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"), and is hereby incorporated herein by this reference).

10.09 Amendment No. 2 dated November 12, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between I.C. Isaacs & Co., L.P. and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.41 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.10 Executive Employment Agreement by and between I.C. Isaacs & Company, Inc. and Daniel Gladstone dated January 21, 1999 (a copy of which was filed as Exhibit 10.42 to 1998 10-K, and is hereby incorporated herein by this reference).

10.11 Amendment No. 1 dated March 4, 1998 to Trademark License and Technical Assistance Agreement for Men's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.56 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.12 Amendment No. 3 dated December 23, 1998 to Trademark License and Technical Assistance Agreement for Women's Collections by and between the Company and Latitude Licensing Corp. (a copy of which was filed as Exhibit 10.57 to the 1998 10-K, and is hereby incorporated herein by this reference).

10.13 Amendment No. 4 to the Trademark License and Technical Assistance Agreement Covering Women's Products dated August 2, 1999 (a copy of which was filed with the Commission on August 13, 1999 as Exhibit 10.60 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is hereby incorporated herein by this reference).

10.14 Amendment No. 2 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Men's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. 3.03 (a copy of which was filed with the Commission on August 14, 2000 as Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q"), and is hereby incorporated herein by this reference).

10.15 Amendment No. 5 dated June 21, 2000, to Trademark License and Technical Assistance Agreement Covering Women's Products dated January 15, 1998, by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.76 to the June 2000 10-Q, and is hereby incorporated herein by this reference).

10.16 Amendment No.3 to Trademark License and Technical Assistance Agreement Covering Men's Products Dated May 31, 2001 (a copy of which was filed with the Commission on April 1, 2002 as Exhibit 10.92 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and is hereby incorporated herein by this reference).

10.17 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Eugene C. Wielepski (a copy of which was filed with the Commission on April 22, 2002 as Exhibit 10.94 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K Amendment"), and is hereby incorporated herein by this reference).

10.18 Amended and Restated Executive Employment Agreement dated April 17, 2002, by and between the Company and Daniel J. Gladstone (a copy of which was filed as Exhibit 10.95 to Amendment No. 1 to the 2001 10-K Amendment, and is hereby incorporated herein by this reference).

10.19 Amendment No. 4 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement dated January 15, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed with the Commission on November 14, 2002 as Exhibit 10.102 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "September 2002 10-Q"), and is hereby incorporated herein by this reference).

10.20 Amendment No. 6 dated October 2, 2002 to the Trademark License and Technical Assistance Agreement for Women's Collections dated October 2, 2002 by and between Latitude Licensing Corp. and I.C. Isaacs & Company, L.P. (a copy of which was filed as Exhibit 10.103 to the September 2002 10-Q, and is hereby incorporated herein by this reference).

10.21 Amendment no. 7, dated March 31, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on April 4, 2003 as Exhibit 10.110 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"), and is hereby incorporated herein by this reference).

10.22 Amendment no. 5 dated March 31, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.111 to the 2002 10-K, and is hereby incorporated herein by this reference).

10.23 Amendment dated as of May 15th, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Daniel J. Gladstone (a copy of which was filed with the Commission on May 15, 2003 as Exhibit 10.114 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the "March 2003 10-Q"), and is hereby incorporated herein by this reference).

10.24 Amendment dated as of March 31st, 2003 to the Amended and Restated Employment Agreement between I.C. Isaacs & Company, L.P. and Eugene C. Wielespki (a copy of which was filed as Exhibit 10.115 to the March 2003 10-Q, and is hereby incorporated herein by this reference).

10.25 Amendment No. 8, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement for Women's Collections between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on November 14, 2003 as

Exhibit 10.118 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "September 2003 10-Q"), and is hereby incorporated herein by this reference).

10.26 Amendment No. 6, dated October 29, 2003 to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.119 to the September 2003 10-Q, and is hereby incorporated herein by this reference).

10.27 Amendment dated October 13, 2004 to the Executive Employment Agreement dated December 9, 2003 by and Between I.C. Isaacs & Company, L.P. and Peter J. Rizzo (a copy of which was filed with the Commission as Exhibit 10.120 to the Company's Report on Form 8-K filed on October 22, 2004 (the "October 22, 2004 Form 8-K"), and is hereby incorporated herein by this reference).

10.28 Executive Employment agreement made as of the 1st day of March 2004, by and between I.C. Isaacs & Company LP and Jesse de la Rama (a copy of which was filed as Exhibit 10.121 to the October 22, 2004 Form 8-K, and is hereby incorporated herein by this reference).

10.29 Loan and Security Agreement Dated as of December 30, 2004 by and between I.C. Isaacs & Company, L.P. and Wachovia Bank, National Association (a copy of which was filed with the Commission as Exhibit 10.122 to the Company's Report on Form 8-K filed on January 6, 2005, and is hereby incorporated herein by this reference).

10.30 Amendment No. 7, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed with the Commission on March 31, 2005 as Exhibit 10.123 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K"), and is hereby incorporated herein by this reference).

10.31 Amendment No. 9, dated December 16, 2004, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P. (a copy of which was filed as Exhibit 10.124 to the 2004 10-K, and is hereby incorporated herein by this reference).

10.32 Assignment of warrant to purchase 300,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA., and consented to on April 13, 2005 by the Company (a copy of which was filed as Exhibit 99.01 to the S-2 Amendment, and is hereby incorporated herein by this reference).

10.33 Assignment of warrant to purchase 200,000 shares of the Company's common stock dated September 28th, 2004 by Textile Investment International S.A. to Rockbrook Investments SA. , and consented to on April 13, 2005 by the Company (a copy of which was filed as Exhibit 99.02 to the S-2 Amendment, and is hereby incorporated herein by this reference).

10.34 Executive Employment Agreement dated December 19, 2005 between I.C. Isaacs & Company L.P. and Gregg A. Holst (a copy of which was filed as Exhibit 10.34 to the Company's Report on Form 8-K filed on December 29, 2005, and is hereby incorporated herein by this reference).

10.35 Amendment No. 8, dated March 29, 2006, to the Trademark License and Technical Assistance Agreement dated the 1st day of November 1997 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P.

10.36 Amendment No. 10, dated March 29, 2006, to the Trademark License and Technical Assistance Agreement for Women's Collections dated March 4, 1998 by and between Latitude Licensing Corp. and I.C. Isaacs & Company L.P.

14.01 Code of Ethics for Senior Financial Executives

14.02	Code of Ethics and Business Conduct
21.01	List of Subsidiaries (a copy of which was filed as Exhibit 21.01 to the S-2 Amendment, and is hereby incorporated herein by this reference).
23.01	Consent of BDO Seidman, LLP
31.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.01	Certification Pursuant to Section 1350 of chapter 63 of Title 18 of the United States Code

Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

I.C. Isaacs & Company, Inc.
Baltimore, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-63871, 333-46916 and 333-117735) of I.C. Isaacs & Company, Inc. of our report dated February 24, 2006, relating to the consolidated financial statements and financial statement schedule, which appear in this Form 10-K.

BDO Seidman, LLP

Bethesda, Maryland
March 30, 2006

Exhibit 31.1

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter J. Rizzo, certify that:

1. I have reviewed this annual report on Form 10-K of I.C. Isaacs & Company, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fiscal quarter ended December 31, 2005) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Dated: March 31, 2006

/s/ Peter J. Rizzo
Peter J. Rizzo, Chief Executive Officer

Exhibit 31.2

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregg A. Holst, certify that:

1. I have reviewed this annual report on Form 10-K of I.C. Isaacs & Company, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fiscal quarter ended December 31, 2005) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Dated: March 31, 2006

/s/*Gregg A. Holst*
Gregg A. Holst, Chief Financial Officer

Exhibit 32.1

Certification Pursuant to
Section 1350 of chapter 63 of Title 18 of the United States Code

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, in his capacity as an officer of I.C. Isaacs & Company, Inc. ("Isaacs"), that, to his knowledge, the Annual Report of Isaacs on Form 10-K for the year ended December 31, 2005, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of Isaacs.

Dated: March 31, 2006

/s/ Peter J. Rizzo
Peter J. Rizzo, Chief Executive Officer

/s/Gregg A. Holst
Gregg A. Holst, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For Quarterly Period Ended March 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number: 0-23379

I.C. ISAACS & COMPANY, INC.
(Exact name of Registrant as specified in its Charter)

DELAWARE	**52-1377061**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3840 BANK STREET BALTIMORE, MARYLAND	**21224-2522**
(Address of principal executive offices)	**(Zip Code)**

(410) 342-8200
(Registrant's telephone number, including area code)

NONE
(Former name, former address and former fiscal year-if changed since last report)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of May 11, 2006, 11,996,485 shares of common stock, par value $.0001 per share, ("Common Stock") of the Registrant were outstanding.

I. C. ISAACS & COMPANY, INC.

FORM 10-Q

TABLE OF CONTENTS

PART I—FINANCIAL INFORMATION
I.C. Isaacs & Company, Inc.
Consolidated Condensed Balance Sheets (Unaudited)

Item 1. Financial Statements.

	March 31, 2006	December 31, 2005
Assets		
Current		
Cash, including temporary investments of $158,000 and $561,000	$ 1,529,634	$ 943,422
Accounts receivable, less allowance for doubtful accounts of $640,000 and $700,000	15,796,103	14,829,496
Inventories (Note 3)	4,545,581	5,287,483
Deferred tax asset (Note 6)	2,835,000	2,517,000
Prepaid expenses and other	522,111	404,151
Total current assets	25,228,429	23,981,552
Property, plant and equipment, at cost, less accumulated depreciation and amortization	2,722,485	2,838,627
Other assets	317,130	322,656
	$ 28,268,044	$ 27,142,835
Liabilities And Stockholders' Equity		
Current		
Overdrafts	$ —	$ 447,001
Revolving line of credit (Note 4)	—	—
Current maturities of long-term debt (Note 4)	3,028,599	2,893,128
Accounts payable	3,037,335	2,063,521
Accrued expenses and other current liabilities (Note 5)	3,512,060	5,492,104
Total current liabilities	9,577,994	10,895,754
Long-term debt (Note 4)	1,340,995	1,726,466
Minimum pension liability (Note 10)	1,509,000	1,377,000
Commitments and Contingencies (Note 9)		
Stockholders' Equity (Note 7 and 8)		
Preferred stock; $.0001 par value; 5,000,000 shares authorized, none outstanding	—	—
Common stock; $.0001 par value; 50,000,000 shares authorized, 13,173,194 shares issued; 11,996,485 shares outstanding	1,317	1,317
Additional paid-in capital	44,447,190	44,294,782
Accumulated deficit	(20,669,581)	(23,213,613)
Accumulated other comprehensive income	(5,616,000)	(5,616,000)
Treasury stock, at cost (1,176,709 shares)	(2,322,871)	(2,322,871)
Total stockholders' equity	15,840,055	13,143,615
	$ 28,268,044	$ 27,142,835

See accompanying notes to consolidated condensed financial statements.

I.C. Isaacs & Company, Inc.
Consolidated Condensed Statements of Operations (Unaudited)

	Three Months Ended March 31,	
	2006	2005
Net sales	$ 21,263,117	$ 23,701,942
Cost of sales	12,196,704	13,750,928
Gross profit	9,066,413	9,951,014
Operating Expenses		
Selling	2,694,262	2,999,180
License fees	1,377,537	1,488,000
Distribution and shipping	611,416	550,538
General and administrative	2,038,453	2,249,069
Total operating expenses	6,721,668	7,286,787
Operating income	2,344,745	2,664,227
Other income (expense)		
Interest, net of interest income	(81,559)	(110,201)
Other, net	3,397	230
Total other expense	(78,162)	(109,971)
Income before income taxes	2,266,583	2,554,256
Net income tax benefit (expense) (Note 6)	277,449	(51,000)
Net income	$ 2,544,032	$ 2,503,256
Basic earnings per share	$ 0.21	$ 0.21
Basic weighted average shares outstanding	11,996,485	11,650,802
Diluted earnings per share	$ 0.20	$ 0.18
Diluted weighted average shares outstanding	12,664,397	13,651,907

See accompanying notes to consolidated condensed financial statements.

I.C. Isaacs & Company, Inc.
Consolidated Condensed Statements of Cash Flows (Unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Operating Activities		
Net income	$ 2,544,032	$ 2,503,256
Adjustments to reconcile net income to cash provided by (used in) operating activities		
Provision for doubtful accounts	22,070	126,470
Write off of accounts receivable	(82,070)	(77,470)
Provision for sales returns and discounts	246,675	802,485
Sales returns and discounts	(755,802)	(883,485)
Deferred tax asset	(318,000)	—
Depreciation and amortization	131,999	132,615
Stock based compensation	152,408	—
(Increase) decrease in assets		
Accounts receivable	(397,480)	(2,933,583)
Inventories	741,902	2,621,297
Prepaid expenses and other	(117,960)	129,348
Other assets	(1,089)	131,375
Increase (decrease) in liabilities		
Accounts payable	973,814	(1,635,034)
Accrued expenses and other current liabilities	(1,980,044)	169,445
Minimum pension liability	132,000	—
Cash provided by operating activities	1,292,455	1,086,719
Investing Activities		
Capital expenditures	(9,242)	(706,450)
Cash used in investing activities	(9,242)	(706,450)
Financing Activities		
Overdrafts	(447,001)	—
Principle payments on long-term debt	(250,000)	—
Net payments on revolving line of credit	—	(223,283)
Issuance of common stock	—	99,063
Cash used in by financing activities	(697,001)	(124,220)
Increase in cash and cash equivalents	586,212	256,049
Cash and Cash Equivalents, at beginning of period	943,422	1,045,905
Cash and Cash Equivalents, at end of period	$ 1,529,634	$ 1,301,954

See accompanying notes to consolidated condensed financial statements.

I.C. Isaacs & Company, Inc.
Notes to Consolidated Condensed Financial Statements

1. Basis of Presentation

The accompanying interim consolidated condensed financial statements include the accounts of I. C. Isaacs & Company, Inc. ("ICI"), I.C. Isaacs & Company L.P. (the "Partnership"), Isaacs Design, Inc. ("Design") and I. C. Isaacs Far East Ltd. (collectively, the "Company"). I.C. Isaacs Far East Ltd. did not have any significant revenue or expenses in 2005 or thus far in 2006. All intercompany balances and transactions have been eliminated.

The accompanying interim consolidated condensed financial statements have been prepared in conformity with United States (U.S.) generally accepted accounting principles, consistent in all material respects with those applied in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, except for the adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," as noted in "Note 8: Stock Options & Stock Based Compensation". The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult and subjective judgments include the provisions for doubtful accounts, returns, merchandise allowances, unsold inventory, and tax asset valuation as well as accruals for bonuses, pension liabilities and stock based compensation expense. The actual results experienced by the Company may differ from management's estimates.

The interim financial information is unaudited, but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented. The interim financial statements should be read in connection with the financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

Stock-Based Compensation Expense

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method, and therefore the results of prior periods have not been restated. Under this method the Company recognizes compensation expense for all stock-based payments granted after January 1, 2006 and prior to but not yet vested as of January 1, 2006, in accordance with SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company accounted for stock-based payments under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and accordingly, the Company was not required to recognize compensation expense for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. The Company utilizes the Black-Scholes option-pricing model to value compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. If factors change and, as a result, management utilizes different assumptions, stock-based compensation expense could be materially different in the future. See Note 8 to the Consolidated Condensed Financial Statements for a further discussion on stock-based compensation.

2. Recent Accounting Pronouncements

In February 2006, the FASB issued FASB Statement No. 155, "*Accounting for Certain Hybrid Financial Instruments*" (SFAS155), which nullifies and amends various accounting guidance relating to accounting for derivative instruments and securitization transactions. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions. This statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. The Company does not have any material derivative instruments or securitization transactions; therefore it believes there will be no material impact on its financial condition or results of operations.

In March 2006, the FASB issued FASB Statement No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140". This Statement amends FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Company does not have any servicing assets or liabilities; therefore it believes there will be no material impact on its financial condition, results of operations or cash flows.

3. Inventories

Inventories consist of the following:	March 31, 2006	December 31, 2005
Work-in-process	$ 1,174,785	$ 1,115,107
Finished Goods	3,370,796	4,172,376
	$ 4,545,581	$ 5,287,483

4. Long-Term Debt

On December 30, 2004, the Company entered into a three year credit facility (the "Credit Facility") with Wachovia Bank, National Association ("Wachovia"). The Credit Facility provides that the Company may borrow, using as collateral, up to 85% of eligible accounts receivable and a portion of eligible inventory, both as defined by the Credit Facility. Borrowings under the Credit Facility may not exceed $25.0 million including outstanding letters of credit which are limited to $8.0 million at any one time. There were approximately $4.1 million of outstanding letters of credit at March 31, 2006. The Credit Facility accords to the Company the right, at its election, to borrow these amounts as either Prime Rate Loans or LIBOR Loans. Prime Rate Loans bear interest at the prime rate plus the applicable margin in effect from time to time. LIBOR Loans are limited to three in total, must be a minimum of $1,000,000 each and in integral multiples of $500,000 in excess of that amount, and bear interest at the LIBOR rate plus the applicable margin in effect from time to time. The applicable margins, as defined by the Credit Facility, fluctuate from 0.00% to 0.75% for the Prime Loans and 2.00% to 2.75% for LIBOR Loans. The applicable margins are inversely affected by fluctuations in the amount of "excess availability" – the unused portion of the amount available under the facility – which are in staggered increments from less then $2.5 million to $7.5 million. The Credit Facility also requires the Company to comply with certain covenants expressed as fixed charge coverage ratios and tangible liability to net worth ratios. In January and February 2006, as a result of the litigation settlement the Company accrued at the end of December 2005, the Company was in violation of the fixed charged coverage ratio covenant of the Credit Facility and has received a waiver from Wachovia for these violations. The Company was in compliance with these covenants at March 31, 2006. As collateral security for the Company's obligations under the Credit Facility, the Company granted a first priority security interest in all of its assets to Wachovia. In 2004, the Company paid $79,379 as a facility fee to Wachovia in connection with the consummation of the Credit Facility. That fee was deferred and is being amortized over the life of the Credit Facility.

On May 6, 2002, Textile Investment International S.A. ("Textile"), an affiliate of Latitude Licensing Corp. ("Latitude"), the licensor of the Girbaud Marks to the Company, acquired a note that the Company had issued to a former licensor. On May 21, 2002, Textile exchanged that note for an amended and restated note bearing interest at the rate of 8% per annum, (the "Replacement Note"), which

- subordinated Textile's rights under the note to the rights of Congress Financial Corporation ("Congress") who was the provider of the accounts receivable and inventory based credit facility the Company was then using,
- deferred the original note's principal payments and
- extended the maturity date of the note until 2007.

In connection with the execution of the Credit Facility, the Replacement Note was further amended and restated to subordinate Textile's rights to the rights of Wachovia under the Credit Facility (the "Amended and

Restated Replacement Note" and together with the Replacement Note, the "Textile Notes"). The payments that otherwise would have been due under the Textile Notes during each calendar quarter from December 31, 2002 through March 31, 2005 were deferred pursuant to the subordination provisions of those notes. The non-payment and deferral of those payments did not constitute a default under the provisions of the Textile Notes. The obligations under the Textile Notes have been classified as current or long-term based upon the respective original due dates of the quarterly payments specified in the Replacement Note or the Amended and Restated Replacement Note, as the case may be. Subject to the subordination provisions of the Amended and Restated Replacement Note, the aggregate amount of all payments that had been deferred under the Textile Notes is being paid in installments at the rate of $250,000 per month. The Company made one $250,000 principle payment in the first quarter of 2006. In connection with the covenant violations in January and February 2006 mentioned above, and pursuant to the provisions of the Textile Notes, two deferred monthly payments due were not made in the first quarter of 2006. Pursuant and subject to the provisions of the Textile Notes, the Company will incorporate that deferred $500,000 into the balance of the previously deferred unpaid amounts.

5. Accrued Expenses

Accrued expenses consist of the following:	March 31, 2006	December 31, 2005
Accrued interest	$ 1,375,970	$ 1,312,134
Royalties & other licensor obligations, Note 9	773,743	771,537
Accrued taxes	365,742	318,607
Accrued professional fees	259,424	289,769
Accrued rent expense	178,232	166,603
Sales commissions payable	177,069	157,039
Customer credit balances	141,584	60,224
Accrued compensation	101,984	145,692
Management & selling bonuses	97,797	470,047
Payroll tax withholdings	4,255	14,193
Litigation settlement	—	1,750,000
Other	36,260	36,259
	$ 3,512,060	$ 5,492,104

6. Income Taxes

As of March 31, 2006 and 2005, the Company has net operating loss carry forwards for income tax reporting purposes of approximately $34,706,000 and $41,353,000 respectively, which represent deferred tax assets of approximately $13,633,000 and $15,908,000 respectively. These net operating losses begin to expire in 2014. The Company evaluates these net operating losses and the related valuation allowances both quarterly and yearly. As a result of the income the Company generated in 2005 and 2004 and based on its net income for in the first quarter of 2006 and projected future taxable income, the Company recognized, for the first time on an interim basis, an income tax benefit of $318,000 (before the alternative minimum tax expense of $40,560) for the three months ended March 31, 2006. As a result of the evaluation conducted during the same period of 2005, management determined, at that time, that no income tax benefit should be recognized for the three month period ended March 31, 2005.

7. Earnings Per Share

The following table presents a reconciliation of the basic and diluted earnings per share with regard to the weighted average shares outstanding for the three months ended March 31, 2006 and 2005.

Three Months Ended March 31, 2006:	Net Income	Shares	Per Share Amount
Basic earnings per share	$ 2,544,032	11,996,485	$ 0.21
Effect of dilutive options and warrants		667,912	
Diluted earnings per share	$ 2,544,032	12,664,397	$ 0.20

Three Months Ended March 31, 2005:	Net Income	Shares	Per Share Amount
Basic earnings per share	$ 2,503,256	11,650,802	$ 0.21
Effect of dilutive options and warrants		2,001,105	
Diluted earnings per share	$ 2,503,256	13,651,907	$ 0.18

8. Stock Options & Stock Based Compensation

Under the Company's Amended and Restated Omnibus Stock Plan (the "Company Plan"), the Company may grant qualified and nonqualified stock options, stock appreciation rights, restricted stock or performance awards, payable in cash or shares of common stock, to selected employees. The Company reserved 2,200,000 shares of common stock for issuance under the Company Plan. Options to purchase 25,000 and 75,000 shares of common stock were granted in the first three months of 2006 and 2005 respectively. During the first three months of 2005, options to purchase 72,000 shares of common stock were exercised, and the Company was paid $99,063 in connection therewith. No options to purchase shares of common stock were exercised in the first three months of 2006. No options to purchase shares of common stock were terminated in the first three months of 2006 or 2005. There were outstanding options to purchase 1,199,167 and 1,465,817 shares of common stock at March 31, 2006 and 2005, respectively. These options have a maximum term of 10 years from the date of grant. There were outstanding warrants to purchase 250,000 and 500,000 shares of common stock at March 31, 2006 and 2005 respectively.

Under the Company's 2005 Non-Employee Directors Stock Option Plan (the "Directors Plan") non-employee directors receive automatic grants of options to purchase common stock in amounts that are specified by such plan. The exercise prices of all options granted under the Directors Plan are fixed at 100% of the market price of the common stock on each grant date. The Company has reserved 450,000 shares of common stock for issuance under the Directors Plan. There were outstanding options to purchase 120,000 shares of common stock at March 31, 2006 all of which were vested. These options have a maximum term of 10 years from the date of grant. No options to purchase shares of common stock were outstanding at March 31, 2005.

On January 1, 2006 the Company adopted the fair value recognition provisions of SFAS No. 123(R). Prior to January 1, 2006, the Company had accounted for stock-based payments under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion 25 and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB 25, no compensation expense was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

Under the modified prospective method of SFAS No. 123(R), compensation expense of $152,408 was recognized during the three months ended March 31, 2006 and includes compensation expense for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation expense for all stock based payments granted after January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company's financial results for the prior periods have not been restated.

As a result of adopting SFAS No. 123(R), during the three months ended March 31, 2006, the Company's net income is $152,408 lower than if it had continued to account for stock based compensation under APB 25 as it did for the three months ended March 31, 2005. Basic and diluted earnings per share for the three months ended March 31, 2006 would have been $0.22 and $0.21, respectively, if the Company had not adopted SFAS No. 123(R), compared to basic and diluted earnings per share of $0.21 and $0.18 for the same period of 2005. Compensation expense was included as general and administrative expense for the period.

Consistent with the valuation method used for the disclosure only provisions of SFAS No. 123, the Company is using the Black-Scholes option-pricing model to value compensation expense associated with equity awards (i.e. options and warrants). The expected term of equity awards granted is derived using a simplified method using an average of the vesting term and the contractual term. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant. The forfeiture rate is based on past turnover experience of the Company. Expected volatility is based on the historical volatility of the Company's stock. For the three months ended March 31, 2006 and 2005 equity awards granted were valued assuming a risk-free interest rate of 4.5%, volatility of 118%, zero dividend yield, forfeiture rate of 5% and expected lives ranging from 2.8 to 6.5 years. The weighted average grant date fair value price of equity awards granted during the three month period ended March 31, 2006 and 2005 was $3.61 and $5.26 respectively. The total fair value of equity awards granted during the three months ended March 31, 2006 and 2005 was $90,000 and $394,000, respectively.

The Company records stock compensation expense over the vesting period, which is generally three years. As of March 31, 2006, the Company had approximately $754,000 of unrecognized compensation expense that is expected to be recognized over a weighted average period of approximately 1.3 years. That expectation does not take into account the potential effects of equity awards that may be granted in subsequent periods.

There were 1,569,167 equity awards outstanding at March 31, 2006 with a weighted average remaining life of 4.33 years, a weighted-average exercise price of $2.06 and an aggregate intrinsic value of approximately $2.6 million. There were 1,099,167 fully vested equity awards outstanding at March 31, 2006 with a weighted average remaining life of 3.81 years, a weighted-average exercise price of $1.64 and an aggregate intrinsic value of approximately $1.4 million. Equity award activity during the three months ended March 31, 2006 is summarized as follows:

	Shares to be purchased	Weighted-Average Exercise Price
Equity awards outstanding at beginning of period	1,544,167	$ 2.05
Granted	25,000	3.00
Exercised	—	—
Canceled or expired	—	—
Equity awards at end of period	1,569,167	$ 2.06
Equity awards exercisable at end of period	1,099,167	$ 1.64

Pro forma information for the three months ended March 31, 2005 has been presented below to reflect the impact of the adoption of SFAS No. 123(R) had the Company been required to adopt this standard for the three months ended March 31, 2005.

	Three Months Ended March 31, 2005
Net income, as reported	$ 2,503,256
Less: Total stock based employee compensation expense determined under the fair value method for all awards	(50,473)
Pro forma net income attributable to common stockholders	$ 2,452,783
Basic net income per common share	
As reported	$ 0.21
Pro forma	$ 0.21
Diluted net income per common share	
As reported	$ 0.18
Pro forma	$ 0.18

9. Commitments and Contingencies

Girbaud Licensing Agreements

The Company has entered into two exclusive license agreements with Latitude to manufacture and market men's and women's apparel under the Girbaud brand and certain related trademarks. Both agreements:

- cover the territory comprising the United States, Puerto Rico and the U.S. Virgin Islands;
- provide for royalty payments to Latitude, subject to the minimum payment obligations in the amounts of $3.0 million and $1.5 million for men's and women's license agreements respectively, of 6.25% of net sales of regular licensed merchandise and 3.0% of certain irregular and closeout licensed merchandise;
- will expire at the end of 2007 and each provides an option to the Company to extend the term through the end of 2011;
- provide for the expenditure of 3% of net sales in 2006, subject to the minimum payment obligations of $500,000 and $400,000 for the men's and women's license agreements respectively, on advertising and related expenses promoting Girbaud brand products for each ; and
- provide for the expenditure of 3% of net sales in each of 2007, 2008 and 2009 (if extended), subject to the minimum payment obligations of $700,000 and $600,000 for the men's and women's license agreements respectively, on advertising and related expenses promoting Girbaud brand products for each.

Following is a summary of the Company's commitment obligations as of March 31, 2006:

Summary schedule of commitments:		Payments Due By Period			
	Total	Current	1-3 years	4-5 years	After 5 years
Operating leases	$ 4,260,931	$ 499,855	$ 897,934	$ 953,766	$ 1,909,375
Employment agreements	2,563,500	1,576,000	987,500	—	—
Licensing agreement fee obligations (*)	8,123,917	4,748,917	3,375,000	—	—
Licensing agreement fashion show obligations(*)	825,000	600,000	225,000	—	—
Licensing agreement creative & advertising fee obligations (*)	410,000	265,000	145,000	—	—
Promotional expense license requirement(*)	2,200,000	1,225,000	975,000	—	—
Total contractual obligations	$ 18,383,348	$ 8,914,772	$ 6,605,434	$ 953 766	$ 1,909,375

(*) License agreement obligations include amounts accrued but unpaid at March 31, 2006 as well as obligation commitments for years subsequent to that date.

10. Retirement Plan

The Company maintains a defined benefit pension plan (the "Pension Plan") for its employees. The Company did not make any contributions into the Pension Plan during the first three months of 2006 or 2005. The Company has recognized pension expense of $132,000 and $132,000 for the three months ended March 31, 2006 and 2005, respectively.

Components of net periodic pension cost	Three Months Ended	
	2006	2005
Service cost of current period	$ 22,000	$ 16,000
Interest on the above service cost	2,000	1,000
Interest on the projected benefit obligation	145,000	143,000
Expected return on plan assets	(132,000)	(132,000)
Amortization of prior service cost	11,000	11,000
Amortization of loss	84,000	93,000
Pension cost	$ 132,000	$ 132,000

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

In this report, the term "ICI" means I. C. Isaacs & Company, Inc., individually, the terms "Partnership," "Design" and "Far East" mean ICI's wholly owned subsidiaries, I.C. Isaacs & Company L.P., Isaacs Design, Inc. and I.C. Isaacs (Far East) Limited, respectively, and the term "Company" means ICI, the Partnership, Design and Far East, collectively.

"I.C. Isaacs" is a trademark of the Company. All other trademarks or service marks, including "Girbaud " and "Marithé and François Girbaud" (collectively, "Girbaud"), appearing in this Form 10-Q are the property of their respective owners and are not the property of the Company.

Important Information Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include indications regarding the intent, belief or current expectations of the Company and its management, including the Company's plans with respect to the sourcing, manufacturing, marketing and distribution of its products, the strength of the Company's backlog, the belief that current levels of cash and cash equivalents together with cash from operations and existing credit facilities will be sufficient to meet its working capital requirements for the next twelve months, its expectations with respect to the performance of the counterparties to its letter of credit agreements, its collection of accounts receivable, its beliefs and intent with respect to and the effect of changes in financial accounting rules on its financial statements. Such statements are subject to a variety of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, (i) changes in the marketplace for the Company's products, including customer tastes, (ii) the introduction of new products or pricing changes by the Company's competitors, (iii) changes in the economy, (iv) the risk that the backlog of orders may not be indicative of eventual actual shipments, and (v) termination of one or more of its agreements for use of the Girbaud brand names and images in the manufacture and sale of the Company's products. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this Quarterly Report on Form 10-Q, whether as a result of new information, future events or circumstances or otherwise.

Significant Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted within the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below; however, application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The Company evaluates the adequacy of its allowance for doubtful accounts at the end of each quarter. In performing this evaluation, the Company analyzes the payment history of its significant past due accounts, subsequent cash collections on these accounts and comparative accounts receivable aging statistics. Based on this information, along with consideration of the general strength of the economy, the Company develops what it considers to be a reasonable estimate of the uncollectible amounts included in accounts receivable. This estimate involves significant judgment by the management of the Company. Actual uncollectible amounts may differ from the Company's estimate.

Net revenue is recognized upon the transfer of title and risk of ownership to customers, which is generally upon shipment as terms are FOB shipping point. Revenue is recorded net of discounts, as well as provisions for estimated returns and allowances. The Company estimates the provision for returns by reviewing trends and returns on a historical basis. On a seasonal basis, the Company negotiates price adjustments with its retail customers as sales incentives. The Company estimates the cost of such adjustments on an ongoing basis considering historical trends, projected seasonal results and an evaluation of current economic conditions.

Sales are recognized upon shipment of products. Allowances for estimated returns are provided by the Company when sales are recorded by reviewing trends and returns on a historical basis. Shipping and handling fees billed to customers are classified in net sales in the consolidated statements of operations. Shipping and handling costs incurred are classified in distribution and shipping in the consolidated statements of operations.

The Company includes in cost of goods sold all costs and expenses related to obtaining merchandise incurred prior to the receipt of finished goods at the Company's distribution facilities. These costs include, but are not limited to, product cost, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs, as well as insurance, duties, brokers' fees and consolidators' fees. The Company includes in selling, general and administrative expenses costs incurred subsequent to the receipt of finished goods at its distribution facilities, such as the cost of picking and packing goods for delivery to customers. In addition, selling, general and administrative expenses include product design costs, selling and store service costs, marketing expenses and general and administrative expenses.

The Company estimates inventory markdowns based on customer orders sold below cost, to be shipped in the following period and on the amount of similar unsold inventory at period end. The Company analyzes recent sales orders and subsequent sales and the related gross margins on unsold inventory at month end in further estimating inventory markdowns. These specific markdowns are reflected in cost of sales and the related gross margins at the conclusion of the appropriate selling season. This estimate involves significant judgment by the management of the Company. Actual gross margins on sales of excess inventory may differ from the Company's estimate.

Results of Operations

The following table sets forth the percentage relationship to net sales of certain items in the Company's consolidated financial statements for the periods indicated.

	Three Months Ended March 31,	
	2006	2005
Net sales	100.0%	100.0%
Cost of sales	57.4	58.0
Gross profit	42.6	42.0
Selling expenses	12.7	12.7
License fees	6.5	6.3
Distribution and shipping expenses	2.9	2.3
General and administrative expenses	9.5	9.5
Operating income	11.0%	11.2%

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Net Sales and gross profit.

Net sales decreased 10.3% to $21.3 million in the first quarter of 2006 from $23.7 million in the same period of 2005. Net sales of the Girbaud men's product line decreased $0.8 million, or 4.6%, to $18.5 million while the Girbaud women's product line decreased $1.6 million, or 35.5%, to $2.8 million.

Gross profit decreased 8.9% to $9.1 million in the first quarter of 2006 from $10.0 million in the same period of 2005. Gross margin, or gross profit as a percentage of net sales, increased to 42.6% from 42.0% over the same period.

Gross units sold remained relatively unchanged at 1.1 million units in the first quarter of 2006 and 2005. Gross sales (sales before adjustment for returns and allowances) decreased 12.9% to $22.2 million in the first quarter of 2006 compared to $25.5 million in the same period of 2005. The related gross margins on these sales (unadjusted for returns and allowances) decreased $1.3 million to $9.8 million in the first quarter of 2006 from $11.1 million in the same period of 2005. Returns and allowances decreased to 4.1% of gross sales in the first quarter of 2006 from 7.1% in the first quarter of 2005.

The main contributing factors to the decrease in gross sales and gross profit and the increase in gross margin were as follows:

- **Sales of goods sold at regular prices** – Sales of goods sold at regular prices decreased 13.7% or $3.2 million to $20.2 million during the first quarter of 2006 (from $23.4 million in the same period of 2005). Gross profit margin on these sales (before adjustments for returns and allowances) was 47.7% in the first quarter of 2006 compared to 49.3% in the same period of 2005.

- **Sales of goods sold at off-price liquidations** – Sales of goods sold at off-price liquidations decreased 9.5% or $0.2 million to $1.9 million in the first quarter of 2006 (from $2.1 million in the same period of 2005). Gross profit margin on these sales (before adjustments for returns and allowances) was 6.0% during the first quarter of 2006 compared to a loss percentage of (25.2)% in the first quarter of 2005.

Operating Expenses.

Operating expenses decreased 8.2% to $6.7 million in the first quarter of 2006 from $7.3 million in the same period of 2005. As a percentage of net sales, operating expenses increased to 31.6% from 30.8% over the same period. The decrease in operating expenses resulted primarily from lower selling and general and administrative expenses.

Selling expenses decreased $0.3 million to $2.7 million in the first quarter of 2006 primarily as a result of lower design expenses. Design expense decreased to $0.8 million in the first quarter of 2006 compared to $0.9 million in the same period of 2005 primarily as a result of decreased sample expense. Commission expense remained relatively unchanged at $0.8 million in the first quarters of 2006 and 2005. Advertising and promotional related expenses decreased to $0.4 million in the first quarter of 2006 compared to $0.5 million in the same period of 2005.

License fees decreased $0.1 million to $1.4 million in the first quarter of 2006 from $1.5 million in the same period of 2005. As a percentage of net sales, license fees increased to 6.5% in the first quarter of 2006 compared to 6.3% in the same period of 2005.

Distribution and shipping expense remained relatively unchanged at $0.6 million in the first quarters of 2006 and 2005. General and administrative expenses decreased $0.2 million to $2.0 million in the first quarter of 2006 from $2.0 million in the same period of 2005. The decrease was mainly attributable to decrease in the first quarter of 2006 in provisions provided for bad debt, bonus and severance expenses (totaling $0.5 million of decreases collectively in the first quarter of 2006 compared to the same period of 2005) partially offset by an increase in administrative salaries ($0.1 million higher in the first quarter if 2006 compared to the same period of 2005) and the recognition of $152,000 of stock option expense in the first quarter of 2006 as a result of the Company's adoption of SFAS 123(R) – "Share-Based Payment".

Operating Income

Operating income was $2.3 million in the first three months of 2006 compared to $2.7 million for the same period of 2005. The decrease in operating income was attributable to the decrease in gross profit associated with the decrease in net sales partially offset by a decrease in operating expenses. Excluding the effect of $152,000 in stock option expense recognized, operating income would have been 2.5 million for the first three months of 2006.

Interest Expense, net

Interest expense, net was relatively unchanged at $0.1 million for the three months ended March 31, 2006 and 2005. Due to the improved cash flows from operations, the Company paid down the borrowings on its revolving line of credit at March 31, 2006.

Income Taxes

As of March 31, 2006 and 2005, the Company has net operating loss carry forwards for income tax reporting purposes of approximately $34.7 million and $41.4 million respectively, which represent deferred tax assets of approximately $13.6 million and $15.9 million respectively. These net operating losses begin to expire in 2014. The Company recognized an income tax benefit of $0.3 million for the three months ended March 31, 2006. No income tax benefit was recognized during the comparable period of 2005.

Liquidity and Capital Resources

The Company has relied primarily on asset-based borrowings, internally generated funds and trade credit to finance its operations. The Company's capital requirements primarily result from working capital needed to fund inventory and accounts receivable. As of March 31, 2006, the Company had cash and cash equivalents, including temporary investments, of $1.5 million and working capital of $15.5 million compared to $1.3 million and $10.4 million, respectively, as of March 31, 2005.

Cash Flows

Cash provided by operations totaled $1.3 million and $1.1 million for the first three months of 2006 and 2005, respectively. Cash used by investing activities was insignificant in the first 3 months of 2006 and was $0.7 million for the same period of 2005. Cash used in financing activities was $0.7 million and $0.1 million for the first three months of 2006 and 2005, respectively.

Accounts receivable increased $0.4 million from December 31, 2005 to March 31, 2006 compared to an increase of $2.9 million from December 31, 2004 to March 31, 2005. Inventory decreased $0.7 million from December 31, 2005 to March 31, 2006 compared to a decrease of $2.6 million from December 31, 2004 to March 31, 2005. Capital expenditures were $0.7 million for the first three months of 2005 due to the build out of the new office space in New York.

Credit Facilities and Subordinated Note

Wachovia Bank, National Association, or Wachovia, has granted a $25 million credit facility to the Company. Borrowings under the credit facility are based on the amount of eligible accounts receivable and eligible inventory outstanding when each loan is made, and may not exceed an aggregate of $25.0 million including outstanding letters of credit which are limited to $8.0 million at any one time. At the Company's option, the interest rates at which it borrows funds under the credit facility can be tied to an applicable prime rate or the LIBOR rate in effect at the time when each loan is made. At March 31, 2006, a total of $3.7 million of letters of credit were outstanding and there were no borrowings under the credit facility. The Company must comply with certain covenants expressed as fixed charge coverage ratios and tangible liability to net worth ratios in order to be eligible to borrow funds under the credit facility. In January and February 2006, as a result of the litigation settlement the Company accrued at the end of December 2005, the Company was in violation of the fixed charged coverage ratio covenant of the Credit Facility and has received a waiver from Wachovia for these violations. The Company was in compliance with all of the credit facility's covenants at March 31, 2006.

The Company extends credit to its customers. Accordingly, the Company may have significant risk in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to minimize exposure to credit losses. The Company's collection personnel regularly contact customers with receivable balances outstanding beyond 30 days to expedite collection. If these collection efforts are unsuccessful, the Company may discontinue merchandise shipments until the outstanding balance is paid. Ultimately, the Company may engage an outside collection organization to collect past due accounts. Timely contact with customers has been effective in reducing credit losses. For the three month period ending March 31, 2006 and 2005, the Company's account receivable write-off's were $0.1 million each and as a percentage of net sales were 0.5% and 0.4%, respectively.

At March 31, 2006, the Company owed approximately $5.8 million to Textile Investment International S.A., or Textile, pursuant to the terms of an amended and restated note in the original principal amount of approximately $6.6 million. The note bears interest at the rate of 8% per annum, and provides for quarterly payments of principal and interest. Textile is an affiliate of Latitude Licensing Corp., the company which granted the licenses under which the Company designs, manufactures and sells its men's and women's lines of Girbaud trademarked apparel. Textile's rights to receive payments under the note are subordinated to Wachovia's rights under the Wachovia credit facility. Pursuant to those subordination rights and similar rights that applied to the note that was replaced by the amended and restated note, the Company, at various times in the past, has been required to defer the payments that otherwise would have been due under those notes. Whenever that has occurred, the deferred amount has become due and payable in monthly installments over an ensuing 12 month period. Most recently, in connection with the credit facility covenant violations in January and February 2006 mentioned above, the Company deferred payment of the $250,000 monthly deferred payments that were to be paid in each of those months. The amended and restated note provides that the non-payment and deferral of all amounts required to be deferred does not constitute a default under that note.

Schedule of contractual obligations:

	Payments Due By Period				
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Revolving line of credit	$ —	$ —	$ —	$ —	$ —
Long term debt (*)	5,988,690	4,590,000	1,398,690	—	—
Operating leases	4,260,930	499,855	897,934	953,766	1,909,375
Employment agreements	2,563,500	1,576,000	987,500	—	—
Girbaud license obligations	8,123,917	4,748,917	3,375,000	—	—
Girbaud fashion shows	825,000	600,000	225,000	—	—
Girbaud creative & advertising fees	410,000	265,000	145,000	—	—
Promotional expense license requirement	2,200,000	1,225,000	975,000	—	—
Total contractual cash obligations	$ 24,372,037	$ 13,504,772	$ 8,004,124	$ 953,766	$ 1,909,375

(*) Long term debt includes principle of $4.4 million, accrued interest of $1.4 million and interest to be accrued in future periods of $0.2 million.

The Company believes that current levels of cash and cash equivalents ($1.5 million at March 31, 2006), together with funds available under its credit facilities, will be sufficient to meet its capital requirements for the next 12 months.

Backlog and Seasonality

The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. In the Company's segment of the apparel industry, sales are generally higher in the first and third quarters. Historically, the Company has taken greater markdowns in the second and fourth quarters. The Company generally receives orders for its products three to five months prior to the time the products are delivered to stores. The Company had unfilled orders of $29.2 million at March 31, 2006, a slight decrease of 3.3% compared to $30.2 million at March 31, 2005. The Company's order backlog as of April 30, 2006 was approximately $34 million, up 22% from April 30, 2005. The backlog of orders at any given time is affected by a number of factors, including seasonality, weather conditions, scheduling of manufacturing and shipment of products. As the time of the shipment of products may vary from year to year, the results for any particular quarter may not be indicative of the results for the comparable quarter of another year or for the full year.

Limited Dependence on Certain Customers

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customer base is not concentrated in any specific geographic region, but is concentrated in the retail industry. As of March 31, 2006, no one customer accounted for more than 10% of trade accounts receivable. As of March 31, 2005, the Company had two customers who accounted for 18.5% and 14.3% of trade accounts receivable. For the three months ended March 31, 2006 and 2005 sales to no one customer accounted for more than 10.0% of net sales.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company's principal market risk results from changes in floating interest rates on short-term debt. The Company does not use interest rate swap agreements to mitigate the risk of adverse changes in the prime interest rate. However, the impact of a 100 basis point change in interest rates affecting the Company's short-term debt would not be material to the net income, cash flow or working capital. The Company does not hold long-term interest sensitive assets and therefore is not exposed to interest rate fluctuations for its assets. The Company does not hold or purchase any derivative financial instruments for trading purposes.

Item 4. Controls and Procedures

The Company's management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. There has been no change in the Company's internal control over financial reporting that occurred during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II—OTHER INFORMATION

Item 6. Exhibits.

Exhibit Number	
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 1350 of chapter 63 of Title 18 of the United States Code

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

I.C. ISAACS & COMPANY, INC

Dated: May 15, 2006	BY:	*/S/ PETER J. RIZZO* Peter J. Rizzo, Chief Executive Officer
Dated: May 15, 2006	BY:	*/S/ GREGG A. HOLST* Gregg A. Holst, Chief Financial Officer (Principal Financial Officer)

Exhibit 31.1

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter J. Rizzo, certify that:

1. I have reviewed this interim report on Form 10-Q of I.C. Isaacs & Company, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fiscal quarter ended March 31, 2006) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Dated: May 15, 2006

/s/ Peter J. Rizzo,
Peter J. Rizzo, Chief Executive Officer

Exhibit 31.2

Certification Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregg A. Holst, certify that:

1. I have reviewed this interim report on Form 10-Q of I.C. Isaacs & Company, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fiscal quarter ended March 31, 2006) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Dated: May 15, 2006

/s/ Gregg A. Holst
Gregg A. Holst, Chief Financial Officer

Exhibit 32.1

Certification Pursuant to
Section 1350 of chapter 63 of Title 18 of the United States Code

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, in his capacity as an officer of I.C. Isaacs & Company, Inc. ("Isaacs"), that, to his knowledge, the Interim Report of Isaacs on Form 10-Q for the quarter ended March 31, 2005, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of Isaacs.

Dated: May 15, 2006

/s/ Peter J. Rizzo
Peter J. Rizzo, Chief Executive Officer

/s/ Gregg A. Holst
Gregg A. Holst, Chief Financial Officer